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Filed pursuant to Rule 424(b)(4)
Registration No. 333-101062

4,800,000 Shares
Common Stock

        We are offering 4,800,000 shares of our common stock. Our common shares are traded on The New York Stock Exchange under the symbol "RLI." The last reported sale price of the shares on December 19, 2002 was $25.85 per share.

        Investing in our common stock involves risks. For more information, see "Risk Factors" beginning on page 8 of this prospectus.

	Per share	Total
Public offering price	$25.2500	$121,200,000
Underwriting discounts and commissions	$1.2625	$6,060,000
Proceeds to us, before expenses	$23.9875	$115,140,000

        To the extent that the underwriters sell more than 4,800,000 common shares, we and the selling shareholder have granted the underwriters an option for a period of 30 days to purchase up to 420,000 additional common shares from us and 300,000 additional common shares from the selling shareholder at the public offering price, less the underwriting discount, to cover over-allotments, if any.

        The underwriters expect to deliver the shares against payment on or about December 26, 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Friedman Billings Ramsey	Credit Suisse First Boston
Cochran, Caronia & Co.
Ferris, Baker Watts Incorporated
Fox-Pitt, Kelton

The date of this prospectus is December 19, 2002.

TABLE OF CONTENTS

NOTE ON FORWARD LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	8
USE OF PROCEEDS	13
CAPITALIZATION	13
SELECTED FINANCIAL INFORMATION	14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
BUSINESS	38
MANAGEMENT	61
EXECUTIVE COMPENSATION	64
PRINCIPAL AND SELLING SHAREHOLDERS	68
DESCRIPTION OF CAPITAL STOCK	71
COMMON SHARES PRICE RANGE AND DIVIDENDS	74
UNDERWRITING	75
NOTICE TO CANADIAN RESIDENTS	77
VALIDITY OF THE COMMON SHARES	78
EXPERTS	78
WHERE YOU CAN FIND MORE INFORMATION ABOUT US	78
INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC	78
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholder and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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NOTE ON FORWARD LOOKING STATEMENTS

        This prospectus contains and incorporates by reference forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimates," "may," "intends," "plans," "will," "should," or "anticipates" or the negative of those terms or similar expressions or by discussions of strategy. We have based our forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

  •
  the occurrence of man-made or natural catastrophic events;

  •
  the occurrence of significant changes in products or adverse changes in insurance and financial market conditions;

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  changing legal and social trends and the inherent uncertainties of the reserving process;

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  the ability to collect reinsurance recoverables;

  •
  changes in the availability, cost or quality of reinsurance;

  •
  developments in domestic and international financial markets that could affect our investment portfolios;

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  changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers;

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  uncertainties and changes in government policy, regulatory policy, statutory law or case law, with respect to our companies, brokers or customers, that can impede our ability to charge adequate rates and efficiently allocate capital;

  •
  the loss of the services of any of our executive officers or underwriters;

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  changing rates of inflation and other economic conditions; and

  •
  the effects of mergers, acquisitions and divestitures.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

PROSPECTUS SUMMARY

        This summary highlights information about us and the offering. Because this is a summary, it may not contain all the information that you should consider before investing in our common shares. You should carefully read this entire prospectus, especially the "Risk Factors" beginning on page 8 of this prospectus, the consolidated financial statements and notes to those statements and the documents incorporated by reference in this prospectus. When we use the terms "RLI," "we," "us," or "our," we are referring to RLI Corp. together with its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise indicated, all share and per share data in this prospectus has been adjusted to reflect the two-for-one stock split of our common shares in the form of a stock dividend paid on October 15, 2002. Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares.

Who We Are

        We are a specialty property and casualty insurer operating on both an admitted and excess and surplus basis. Our business objective is to provide fundamentally innovative casualty, property and surety insurance products and services not generally available in the marketplace. As a "niche" company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. A niche company underwrites a particular type of coverage for certain markets that are underserved by the insurance industry, such as our difference in conditions coverage and oil and gas surety bonds. A niche company also provides a type of product not generally offered by other companies, such as our personal umbrella policy. The excess and surplus market provides an alternative market for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Typically the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. We have not taken any specific measures to develop any future targeted areas, because new product ideas are typically offered to us for consideration. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives.

        We attempt to combine profitable underwriting, solid investment returns and effective capital management to deliver consistent, long-term growth in shareholder value. The interests of our skilled and experienced management team are aligned with those of our shareholders through compensation programs that reward long-term, profitable underwriting and performance.

        We develop innovative coverages designed to meet specific needs, create highly automated, self-underwriting products, and bring high levels of service to underserved customers. We also utilize technology to allow our business partners to conduct business with us directly, either by submitting business for underwriting consideration or, in many cases, binding and issuing policies direct from their own offices.

What We Do

        Our business can be divided into three segments:

	Gross Premiums Written			Net Premiums Earned
	Year ended December 31,			Year ended December 31,
	2001	2000	1999	2001	2000	1999
	(amounts in thousands)
Casualty	$288,577	$233,937	$183,853	$156,970	$136,801	$118,472
Property	169,953	160,508	124,818	70,764	60,063	51,390
Surety	53,455	43,421	30,904	45,274	34,739	25,412

Total	$511,985	$437,866	$339,575	$273,008	$231,603	$195,274

        Our casualty segment primarily underwrites general liability, transportation, commercial and personal umbrella, executive products, and other specialty coverages. Our casualty products have a longer payout pattern, or "tail", compared to our other segments. This enables us to hold policyholders' premiums for a longer time on average, which provides increased opportunity to generate investment returns. Our combined ratio in our casualty segment has averaged 101.7 over the last five years.

        Our property segment primarily underwrites commercial fire, commercial earthquake and construction risks nationwide and select personal lines policies in the state of Hawaii. We are a leading provider of commercial earthquake insurance in California, having written over $1 billion in gross premiums since we entered this business in 1984. We employ consistent, individual-risk underwriting standards and sophisticated modeling techniques and reinsurance to manage our business and to control exposure levels. Our combined ratio in our property segment has averaged 75.1 over the last five years.

        Our surety segment specializes in writing small- and medium-sized commercial and small contract surety products, as well as bonds for the energy and refining industries. Through a highly advanced level of automation, we provide faster customer service by way of bond issuance at the agent's office and a unique direct bill capability. Our combined ratio in our surety segment has averaged 94.9 over the last five years.

Strategy

        Opportunistic Growth—Our strategy is to ensure that the growth in each product line is consistent with our level of expertise and, most importantly, profitable in nature. We are a product-driven company, continually searching for profitable growth opportunities. We look for opportunities that involve a specialized need or "niche" in the marketplace, as we do not typically compete directly with the large carriers. We rely on our skilled and experienced professionals to identify lines of business that are not driven by distribution channel constraints or demands. While we are flexible enough to take advantage of new opportunities, we are not in the business of turning around struggling companies. Over the past several years we have undertaken several new ventures. These include starting up new lines of business, such as our commercial transportation, program and construction books; purchasing a book of homeowners business from the Hawaii Property Insurance Association; purchasing a small specialty surety company located in Houston, Texas; and expanding our branch office network across the country.

        Focused Product Management—Our focus on product management is the underpinning of our strategy for growth and profitability. Although many of our branch offices house underwriters of various products, we manage on a product line basis, rather than geographically. Each of our products is led by a capable underwriting vice president in the field and is supported by claim professionals and home office support staff dedicated to its success. Our underwriters are compensated on the profitability, not the growth, of their own books of business. Underwriter bonuses are based on the value created by their own line of business, and are typically paid out over five to eight years, depending upon the length of each product's tail. These payout terms encourage underwriters to manage their business for the long-term, align their interests with those of our shareholders, and allow us to retain our underwriting talent.

        Shareholder Alignment—Compensation of our key executives is tied to growth in book value, which incorporates both underwriting and investment income streams. In addition, each of our employees has bonus opportunities that are also tied to growth in book value. Our employees' primary retirement plan is our Employee Stock Ownership Plan, or ESOP. Our employees own 12.9% of our outstanding common shares through the ESOP, and our directors and executive officers own an additional 8.6% of our outstanding common shares outside of the ESOP.

Operating History

        We have a long record of profitable performance. We have reported an underwriting profit in 21 of the 25 years in which we have been in the property and casualty industry. During this time, our average statutory combined ratio has been 94.5 and we have been below 100 for the last six years. We strive to maintain a consolidated combined ratio below 100 and to beat the annual industry average by a minimum of 10 percentage points. In the last 10 years, we have outperformed the industry by an average of 12.8 points. Premium volume has increased consistently over this period, but not at the expense of underwriting profitability. In the last ten years, we have had only two years with a combined ratio over 100 (1994 and 1995, as a result of the Northridge, California earthquake).

	For the years ended December 31,
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
	(amounts in thousands, except per share data)
Gross Premium Written	$511,985	$437,866	$339,575	$291,073	$278,843	$276,801	$271,436	$279,428	$249,369	$205,643
Net Premium Earned	$273,008	$231,603	$195,274	$142,324	$141,884	$130,656	$133,468	$140,184	$125,989	$103,177
GAAP Loss ratio	57.1	53.8	49.4	45.4	43.2	52.2	64.4	72.5	63.3	60.3
GAAP Expense ratio	40.1	41.0	41.8	42.8	43.6	35.2	43.1	44.4	33.9	31.1

GAAP Combined ratio	97.2	94.8	91.2	88.2	86.8	87.4	107.5	116.9	97.2	91.4
Industry Combined ratio(1)	115.9	110.1	107.8	105.6	101.6	105.8	106.4	108.4	106.9	115.7
Book value per share	$16.92	$16.66	$14.84	$14.22	$12.35	$10.23	$8.08	$6.68	$7.30	$6.52

(1)
Source: A.M. Best Aggregate & Averages—Property-Casualty (2002 Edition), Statutory Basis

        We have leveraged our underwriting profitability by conservatively investing a portion of our invested assets in a common stock portfolio designed to have an overall volatility below that of the S&P 500 Index. The remainder of our invested assets are in fixed income securities that are predominately rated AA or better. Our common stock portfolio has generated significant net unrealized gains over the years, and has posted an annualized return of 13.6% since 1982. Our five and ten year weighted average return on our total portfolio at December 31, 2001 was 7.2% and 8.0%, respectively. We have grown our total investments from $281 million at December 31, 1992 to $868 million at September 30, 2002, a compound annual growth rate of 12.3%.

        Our consistent underwriting performance and long-term investment results have driven book value per share growth from $6.52 in 1992 to $16.92 in 2001, an 11.2% compound annual growth rate. Over the same period, we returned more than $124 million to shareholders through dividends and share buybacks which, when included with the growth in our book value, brings our compound annual growth rate since 1992 to 16.0%.

Market Outlook and Growth Opportunities

        During the 1990s and into 2000, the insurance industry maintained excess capacity, creating highly competitive market conditions. The result was declining premium rates and, in many cases, policy terms less favorable to the insurer. In turn, the industry suffered from reduced profitability and capacity contraction as insurers chose, or were forced, to exit the marketplace. Beginning in the second half of 2000 and continuing through the first nine months of 2002, reduced insurance and reinsurance supply, combined with increased demand, caused premium rates and policy terms to significantly improve. We experienced rate increases across all product lines during 2001 and into 2002. The rate of change in pricing has increased considerably since the events of September 11, 2001, and we believe that rate increases will continue. Also, rate and policy terms flexibility from our surplus lines company has become more attractive for many of our products in the current market environment.

        We enter new markets or expand underwriting facilities only after we have acquired the appropriate underwriting talent for that endeavor. By investing in talented underwriters and aligning them with experienced claims professionals, we can be more selective when evaluating risks, which has resulted in lower losses on average than the industry.

        Additional capital raised from this offering will be used to support continued growth of our insurance operations and to capitalize on current favorable trends, including firming prices and increased opportunity to write specialty business, and to support our claims-paying and financial strength ratings. In addition, portions of the proceeds may be used to selectively reduce our use of reinsurance and to pay down our line of credit.

Corporate Information

        We are an Illinois corporation with our principal executive offices located at 9025 N. Lindbergh Drive, Peoria, Illinois 61615. Our telephone number at that location is (309) 692-1000. We write multiple lines insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. We write surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. We are rated "A" (Excellent) with a stable outlook by A.M. Best and rated "A+" by Standard & Poor's, which recently placed us on creditwatch with negative implications. Upon completion of this offering, we expect Standard & Poor's to affirm our "A+" rating and remove the rating from creditwatch.

The Offering

Common shares offered	4,800,000 common shares
Common shares outstanding after this offering	24,677,661 common shares outstanding
Use of proceeds
We will use proceeds from this offering to support expected growth in our insurance operations, to support our claims-paying and financial strength ratings, to repay indebtedness under our line of credit and for other corporate purposes, including acquisitions and to selectively reduce our use of reinsurance.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in common shares.
New York Stock Exchange Symbol	RLI

        The number of our common shares outstanding after this offering is based on the number of shares outstanding as of December 17, 2002 and does not include 963,831 shares issuable upon exercise of outstanding options, which are exercisable as of December 17, 2002 at a weighted-average exercise price of $14.65 per share.

Summary Financial Information

	As of and for the nine months ended September 30,			As of and for the years ended December 31,
	2002		2001	2001		2000	1999		1998	1997
	(amounts in thousands, except per share data)
Operating Results
Gross Sales	$559,100		$407,422	$548,331		$469,759	$370,057		$316,863	$306,383
Total Revenue	271,712		227,036	309,354		263,496	225,756		168,114	169,424
Net earnings	24,699		23,237	31,047		28,693	31,451		28,239	30,171
Comprehensive earnings (loss)(1)	(7,334)		(2,726)	11,373		42,042	20,880		51,758	66,415
Net cash provided from operating activities	120,843		54,908	77,874		53,118	58,361		23,578	35,022
Net premiums written to statutory surplus	101%		89%	109%		84%	79%		46%	54%
GAAP combined ratio	96.1		97.4	97.2		94.8	91.2		88.2	86.8
Statutory combined ratio	91.8		96.9	95.8		95.8	90.1	(5)	88.4	90.4

Financial Condition
Total investments	$867,576		$754,794	$793,542		$756,111	$691,244		$677,294	$603,857
Total assets	1,584,986		1,308,102	1,390,970		1,281,323	1,170,363		1,012,685	911,741
Unpaid losses and settlement expenses	704,334		551,569	604,505		539,750	520,494		415,523	404,263
Total debt	87,416		66,384	77,239		78,763	78,397		39,644	24,900
Total shareholders' equity	323,219		318,814	335,432		326,654	293,069		293,959	266,552
Statutory surplus	300,193		263,586	289,997		309,945	286,247		314,484	265,526

Share Information(2)
Net earnings per share:
Basic	1.24		1.18	1.58	(4)	1.46	1.55		1.34	1.45
Diluted	1.21		1.16	1.55	(4)	1.44	1.54		1.33	1.33
Comprehensive earnings (loss) per share:(1)
Basic	(0.37)		(0.14)	0.58	(4)	2.14	1.03		2.46	3.19
Diluted	(0.37	)(3)	(0.14)	0.57	(4)	2.11	1.02		2.43	2.88
Cash dividends declared per share	0.26		0.24	0.32		0.30	0.28		0.26	0.24
Book value per share	16.27		16.24	16.92		16.66	14.84		14.22	12.35
Closing stock price	26.83		20.50	22.50		22.35	17.00		16.63	19.93
Stock split	200%								125%
Weighted average shares outstanding:
Basic	19,852		19,628	19,630		19,634	20,249		21,028	20,804
Diluted	20,426		20,010	20,004		19,891	20,444		21,276	23,428
Common shares outstanding	19,872		19,630	19,826		19,608	19,746		20,670	21,586

(1)
See Note 1.M. to our audited consolidated financial statements.
(2)
On October 15, 2002, our stock split on a 2-for-1 basis. All share and earnings per share data has been retroactively stated to reflect this split.
(3)
Diluted comprehensive earnings per share were antidilutive. As such, diluted and basic comprehensive earnings per share were equal.
(4)
Basic and diluted earnings per share include $0.04 per share from the initial application of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."
(5)
The statutory combined ratio presented includes the results of Underwriters Indemnity Company (UIC) and Planet Indemnity Company (PIC) only from the date of acquisition, January 29, 1999.

RISK FACTORS

        In addition to the matters addressed in the section entitled "Note On Forward-Looking Statements" and other information included or incorporated in this document, interested investors should consider the following risk factors in determining whether to purchase securities described in this prospectus.

Catastrophic losses could adversely affect our results of operations, liquidity and financial condition.

        The greatest risk of loss we face in the ordinary course of our business is property damage resulting from catastrophic events, particularly earthquakes in California and hurricanes and tropical storms affecting Hawaii or the U.S. mainland. Approximately 44% of our 2001 total property premiums were written in California. Most of our past catastrophe-related claims have resulted from earthquakes and hurricanes. For example, in 1994 and 1995, we incurred a total net loss of $30 million related to the Northridge earthquake. Catastrophes can also be caused by various events, including windstorms, hailstorms, explosions, severe winter weather and fires and may include terrorist events such as the attacks on the World Trade Center and the Pentagon on September 11, 2001. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to fairly specific geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property and casualty lines, and it is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations, liquidity and financial condition.

Actual insured losses may be greater than our loss reserves, which would negatively impact our financial condition and results of operations.

        Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expense. Loss reserves are just an estimate of what we anticipate the ultimate costs of claims to be and do not represent an exact calculation of liability. Estimating loss reserves is a difficult and complex process involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:

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  trends in claim frequency and severity;

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  changes in operations;

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  emerging economic and social trends;

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  inflation; and

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  changes in the regulatory and litigation environments.

        This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our financial condition and results of operations could suffer. See "Business—Losses and Settlement Expenses" beginning on page 48. As more fully described under "Business—Legal Proceedings" beginning on page 59, we are involved in a complex set of litigation arising out of an equipment and vehicle leasing program of Commercial Money Center. While it is impossible to ascertain the ultimate outcome of this matter at this time, we believe, based upon facts known to date and the opinion of trial counsel, that our position is meritorious. However, litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our results of operations in the period in which the outcome occurs.

Our reinsurers may not pay on losses in a timely fashion, or at all, which may increase our costs.

        We purchase reinsurance by transferring part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. That is, our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. Either of these events would increase our costs and could have a material adverse effect on our business.

If we cannot obtain adequate reinsurance protection for the risks we have underwritten, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which will reduce our revenues.

        Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities are generally subject to annual renewal. We cannot be sure that we can maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase, which could increase our costs, or, if we were unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks, which would reduce our revenues. As a result of the events of September 11, 2001, we have seen, and expect to continue to see, a significant tightening in pricing and in the terms and conditions for reinsurance that we purchase.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our securities to be volatile.

        The results of operations of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

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  rising levels of loss costs that we cannot anticipate at the time we price our products;

  •
  volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

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  changes in the level of reinsurance capacity;

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  changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities; and

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  fluctuations in equity markets and interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

In addition, the demand for property and casualty insurance can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

Our investment results and, therefore, our financial condition may be impacted by changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall market conditions.

        We invest the premiums we receive from customers until they are needed to pay policyholder claims or until they are recognized as profits. At September 30, 2002, our investment portfolio consisted of $558.5 million in fixed maturity securities, $213.4 million in equity securities and $95.7 million in short term investments. For the nine months ended September 30, 2002, we experienced a $49.1 million pre-tax unrealized loss on our investment portfolio. The 2002 year-to-date loss reflects largely stock market fluctuations experienced during the first nine months of the year. Fluctuations in the value of our investment portfolio can occur as a result of changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in interest rates, government monetary policies and general economic conditions. These fluctuations may, in turn, negatively impact our financial condition.

We compete with a large number of companies in the insurance industry for underwriting revenues.

        We compete with a large number of other companies in our selected lines of business. We face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than we are and that have significantly greater financial, marketing, management and other resources than we do. Some of these competitors also have significantly greater experience and market recognition than we do. We may incur increased costs in competing for underwriting revenues. If we are unable to compete effectively in the markets in which we operate or to expand our operations into new markets, our underwriting revenues may decline.

        A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

  •
  an increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;

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  the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets;

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  the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for our excess and surplus lines of insurance business;

  •
  programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other "alternative markets" types of coverage; and

  •
  changing practices caused by the Internet, which may lead to greater competition in the insurance business.

        New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and thereby adversely affect our underwriting results.

A downgrade in our ratings from A.M. Best and Standard & Poor's could negatively affect our business.

        Ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best Company and Standard & Poor's Corporation. A.M. Best and Standard & Poor's ratings reflect their opinions of an insurance company's and an insurance holding company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, and are not evaluations directed to investors. Our ratings are subject to periodic review by A.M. Best and Standard & Poor's, and we cannot assure the continued maintenance of our current ratings. In 2002, A.M. Best reaffirmed its "A" (Excellent) rating for the combined entity of RLI Insurance Company and Mt. Hawley and its "A" (Excellent) rating for each of UIC and PIC. In 2001, Standard and Poor's gave us an "A+" rating for our whole entity, but recently placed us on creditwatch with negative implications as a result of the decline in our capital adequacy through the first nine months of 2002 in light of continued premium growth and unrealized losses on our investment portfolio. Upon completion of this offering, we expect Standard & Poor's to affirm our "A+" rating and remove the rating from creditwatch. Because these ratings have become an increasingly important factor in establishing the competitive position of insurance companies, if our ratings are reduced from their current levels by A.M. Best and/or Standard & Poor's, our competitive position in the industry, and therefore our business, could be adversely affected. A significant downgrade could result in a substantial loss of business as policyholders might move to other companies with higher claims-paying and financial strength ratings.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

        We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations, generally administered by a department of insurance in each state in which we do business, relates to, among other things:

  •
  approval of policy forms and premium rates;

  •
  standards of solvency, including risk-based capital measurements;

  •
  licensing of insurers and their agents;

  •
  restrictions on the nature, quality and concentration of investments;

  •
  restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

  •
  restrictions on transactions between insurance company subsidiaries and their affiliates;

  •
  restrictions on the size of risks insurable under a single policy;

  •
  requiring deposits for the benefit of policyholders;

  •
  requiring certain methods of accounting;

  •
  periodic examinations of our operations and finances;

  •
  prescribing the form and content of records of financial condition required to be filed; and

  •
  requiring reserves for unearned premium, losses and other purposes.

        State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

        In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

We are an insurance holding company and, therefore, may not be able to receive dividends from our insurance subsidiaries in needed amounts.

        At the holding company level, our principal assets are the shares of capital stock of our insurance company subsidiaries. We may rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, dividends to shareholders and corporate expenses. The payment of dividends by our insurance company subsidiaries will depend on the surplus and future earnings of these subsidiaries and is also subject to regulatory restrictions. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2002 without prior approval is $29.0 million, or 10% of RLI Insurance Company's 2001 policyholder surplus. As a result, we may not be able to receive dividends from our subsidiaries at times and in amounts necessary to meet our debt service obligations or to pay dividends to our shareholders or corporate expenses.

We may be unable to attract and retain qualified employees.

        We depend on our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. If the quality of our executive officers, underwriting team and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and unable to expand our operations into new markets.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

        Provisions of our articles of incorporation and by-laws, and provisions of applicable Illinois law and applicable federal and state regulations may discourage, delay or prevent a merger, tender offer or other change of control that holders of our securities may consider favorable. Certain of these provisions impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. These provisions could:

  •
  have the effect of delaying, deferring or preventing a change in control of us;

  •
  discourage bids for our securities at a premium over the market price;

  •
  adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  •
  impede the ability of the holders of our securities to change our management.

        See "Description of Capital Stock" for a summary of these provisions.

USE OF PROCEEDS

        We plan to use the net proceeds from the sale of the common shares to support expected growth in our insurance operations, to support our claims-paying and financial strength ratings, to repay indebtedness under our line of credit and for general corporate purposes, including acquisitions and to selectively reduce our use of reinsurance. Indebtedness under our line of credit was borrowed in six tranches with a weighted-average interest rate of 2.63%, and all amounts outstanding under our line of credit are due within five months of the date of this prospectus.

CAPITALIZATION

        The table below shows our capitalization on a consolidated basis as of September 30, 2002. The "As Adjusted" column reflects our capitalization after giving effect to this offering of common shares and our use of the net proceeds to us from the offering, based upon the public offering price of $25.25 per share after deducting underwriting discounts and commissions and offering expenses, and assuming no exercise of the underwriters' option to purchase additional shares.

        You should read this table along with our audited financial statements included with this prospectus as well as the information presented in our Quarterly Reports on Form 10-Q. See "Where You Can Find More Information About Us."

	As of September 30, 2002
	Actual(1)	As Adjusted
	(Unaudited) (In thousands, except share data)
Short-term debt, LOC and notes payable	$87,416	$47,416

Shareholders' equity:
Common stock, par value $1.00 per share, 50,000,000 authorized; 25,669,350 shares issued and outstanding, actual; and 30,469,350 shares issued and outstanding, as adjusted	$25,669	$30,469
Paid-in capital	60,472	170,400
Accumulated other comprehensive earnings net of tax	61,443	61,443
Retained earnings	256,641	256,641
Deferred compensation	5,441	5,441
Treasury stock, at cost (5,797,516 shares)	(86,447)	(86,447)

Total shareholders' equity	323,219	437,947
Total capitalization	$410,635	$485,363

Debt to total capitalization ratio	21%	10%

(1)
On October 15, 2002, our common stock split on a two-for-one basis. Shareholders' equity, as presented above, has been stated to reflect this split.

SELECTED FINANCIAL INFORMATION

        The information as of and for each of the years in the five-year period ended December 31, 2001 has been derived from and should be read in conjunction with our audited consolidated financial statements and footnotes included in and incorporated by reference into this prospectus. The information as of and for the nine months ended September 30, 2002 and 2001 is unaudited and has been derived from our unaudited consolidated financial statements included in and incorporated by reference into this prospectus. See "Where You Can Find More Information About Us."

	As of and for the nine months ended September 30,			As of and for the years ended December 31,
	2002		2001	2001		2000	1999		1998	1997
	(amounts in thousands, except per share data)
Operating Results
Gross Sales	$559,100		$407,422	$548,331		$469,759	$370,057		$316,863	$306,383
Total Revenue	271,712		227,036	309,354		263,496	225,756		168,114	169,424
Net earnings	24,699		23,237	31,047		28,693	31,451		28,239	30,171
Comprehensive earnings (loss)(1)	(7,334)		(2,726)	11,373		42,042	20,880		51,758	66,415
Net cash provided from operating activities	120,843		54,908	77,874		53,118	58,361		23,578	35,022
Net premiums written to statutory surplus	101%		89%	109%		84%	79%		46%	54%
GAAP combined ratio	96.1		97.4	97.2		94.8	91.2		88.2	86.8
Statutory combined ratio	91.8		96.9	95.8		95.8	90.1	(5)	88.4	90.4

Financial Condition
Total investments	$867,576		$754,794	$793,542		$756,111	$691,244		$677,294	$603,857
Total assets	1,584,986		1,308,102	1,390,970		1,281,323	1,170,363		1,012,685	911,741
Unpaid losses and settlement expenses	704,334		551,569	604,505		539,750	520,494		415,523	404,263
Total debt	87,416		66,384	77,239		78,763	78,397		39,644	24,900
Total shareholders' equity	323,219		318,814	335,432		326,654	293,069		293,959	266,552
Statutory surplus	300,193		263,586	289,997		309,945	286,247		314,484	265,526

Share Information(2)
Net earnings per share:
Basic	1.24		1.18	1.58	(4)	1.46	1.55		1.34	1.45
Diluted	1.21		1.16	1.55	(4)	1.44	1.54		1.33	1.33
Comprehensive earnings (loss) per share:(1)
Basic	(0.37)		(0.14)	0.58	(4)	2.14	1.03		2.46	3.19
Diluted	(0.37	)(3)	(0.14)	0.57	(4)	2.11	1.02		2.43	2.88
Cash dividends declared per share	0.26		0.24	0.32		0.30	0.28		0.26	0.24
Book value per share	16.27		16.24	16.92		16.66	14.84		14.22	12.35
Closing stock price	26.83		20.50	22.50		22.35	17.00		16.63	19.93
Stock split	200%								125%
Weighted average shares outstanding:
Basic	19,852		19,628	19,630		19,634	20,249		21,028	20,804
Diluted	20,426		20,010	20,004		19,891	20,444		21,276	23,428
Common shares outstanding	19,872		19,630	19,826		19,608	19,746		20,670	21,586

(1)
See Note 1.M. to our audited consolidated financial statements.
(2)
On October 15, 2002, our stock split on a 2-for-1 basis. All share and earnings per share data has been retroactively stated to reflect this split.
(3)
Diluted comprehensive earnings per share were antidilutive. As such, diluted and basic comprehensive earnings per share were equal.
(4)
Basic and diluted earnings per share include $0.04 per share from the initial application of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."
(5)
The statutory combined ratio presented includes the results of Underwriters Indemnity Company (UIC) and Planet Indemnity Company (PIC) only from the date of acquisition, January 29, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with this entire prospectus, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements included or incorporated by reference in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this prospectus that could cause our actual growth, results of operations, performance and business prospects and opportunities in 2002 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See "Note on Forward-Looking Statements."

Overview

        We are a holding company that underwrites selected property and casualty insurance through our major subsidiaries collectively known as RLI Insurance Group, or the Group. The Group has accounted for approximately 88% of our consolidated revenue over the last three years and 91% of our consolidated revenue for the first nine months of 2002 by providing property and casualty coverages primarily for commercial risks. As a "niche" company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. A niche company underwrites a particular type of coverage for certain markets that are underserved by the insurance industry, such as our difference in conditions coverage and oil and gas surety bonds. A niche company also provides a type of product not generally offered by other companies, such as our personal umbrella policy. The excess and surplus market provides an alternative market for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Typically the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. We have not taken any specific measures to develop any future targeted areas, because new product ideas are typically offered to us for consideration. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives.

        Our management measures the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through GAAP (accounting principles generally accepted in the United States of America) combined ratios, which are further subdivided into their respective loss and expense components.

        The property and casualty insurance business is cyclical and influenced by many factors, including price competition, economic conditions, natural or man-made disasters (for example, earthquakes and terrorism), interest rates, state regulations, court decisions and changes in the law. One of the unique and challenging features of the property and casualty insurance business is that products must be priced before costs have fully developed, because premiums are charged before claims are incurred. This requires that liabilities be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, there can be no assurance that actual liabilities will not exceed recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect on us.

        Our investment strategy is designed to capitalize on our historical ability to generate positive underwriting income. Preservation of capital is the first priority, with a secondary focus on generating total return. The base fixed-income portfolio is rated investment grade, to protect invested assets. Regular underwriting profits allow the majority of our shareholders' equity to be invested in a value-based, large-capitalization common stock portfolio. With the exception of a small warrant position in a private equity investment, the portfolio contains no derivatives or off-balance sheet structured investments. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite recent realized and unrealized losses in the equity portfolio, the overall portfolio's fairly conservative approach has contributed significantly to our historic growth in book value.

Critical Accounting Policies

        In preparing the consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

        The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation, recoverability of reinsurance balances and deferred policy acquisition costs.

  Unpaid Losses and Settlement Expenses

The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined.

        Historically, we have not experienced significant development, favorable or unfavorable, either with the liability in total or within industry segments. Additional information with respect to reserve development patterns for individual calendar year ended liabilities can be found on pages 49 and 51 of this prospectus. Adding to the complexities inherent in the reserving process are issues related to coverage, expansion of coverage, and reinsurance program applicability.

        We have insignificant exposure to asbestos and environmental policy liabilities, as a result of entering liability lines after the industry had already recognized it as a problem. What exposure does exist is through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. The majority of the exposure that does exist is in the excess layers of our commercial umbrella and assumed reinsurance books of business. Although our environmental exposure is limited, management cannot determine our ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, we participate primarily in the excess layers, making it even more difficult to assess the ultimate impact.

  Investment Valuation

        Throughout each year, our external investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established by the investment committee of our board of directors. This includes the selling of securities that have unrealized losses where the investment manager believes future performance in that individual security can be surpassed by buying other securities that are deemed to offer superior long-term return potential.

        We classify our investments in debt and equity securities with readily determinable fair values into one of three categories: held-to-maturity securities are carried at amortized cost, available-for-sale securities are carried at fair value and trading securities are carried at fair value.

        Our management regularly reviews our fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, the current fair value as compared to amortized cost or cost, as appropriate, of the security, the length of time the security's fair value has been below amortized cost/cost, and by how much, credit ratings, current economic conditions, the horizon over which the recovery of cost is expected, and our decisions to hold or divest a security.

        All purchase and sale decisions are made at the discretion of our investment managers independent of any evaluation process that we undertake relative to impairment testing and are reviewed and approved by management. Furthermore, we have not sold any securities for the purpose of generating cash in the last five years, whether to pay claims, dividends, or any other expense or obligation. Accordingly, we do not believe that our sale activity provides any indication that we do not have the intent or ability to continue to hold securities that are in an unrealized loss position.

        In addition, we consider certain factors specific to each company that has issued a security, including profitability, leverage, growth and cash flow. Impairment losses result in a reduction of the cost basis of the underlying investment. Significant changes in the factors from period to period that we consider when evaluating investments for impairment losses could result in a significant charge for impairment losses reported in the consolidated financial statements. In the year ended December 31, 2001, we did not incur any charges for the other-than-temporary decline in value of any investments.

  Recoverability of Reinsurance Balances

        Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve us of our legal liability to our policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. Our policy is to charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers.

  Deferred Policy Acquisition Costs

        We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Judgments as to ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.

Operations

Nine Months Ended September 30, 2002, Compared to Nine Months Ended September 30, 2001

        Consolidated gross sales, which consist of gross premiums written, net investment income and realized investment gains/losses totaled $559.1 million for the first nine months of 2002 compared to $407.4 million for the same period in 2001. Gross writings of the Group improved 40.7% over 2001 levels fueled by increases in all three business segments. Consolidated net revenue for the first nine months of 2002 increased $44.7 million or 19.7% from the same period in 2001. Net premiums earned increased 23.9%. Net investment income improved 17.9% to $28.1 million. Additionally, the sale of certain securities and the impairment of four equity securities resulted in the recording of $3.8 million in realized losses during the first nine months, compared to realized gains of $3.5 million for the same period last year. In September 2002, we recorded $6.5 million of impairment losses on securities whose market value was deemed to be other-than-temporarily impaired. This adjustment was a reclassification from unrealized losses to realized losses and did not impact operating earnings or comprehensive earnings. For further discussion of this adjustment, see "—Investment Income" beginning on page 19.

        The net after-tax earnings for the first nine months of 2002 totaled $24.7 million, $1.21 per diluted share, compared to $23.2 million, $1.16 per diluted share, for the same period in 2001. 2001 results include the cumulative-effect adjustment for the initial adoption of SFAS 133, "Accounting for Derivative and Hedging Activities," which totaled $800,415 ($0.04 per diluted share) in net after-tax earnings. Net operating earnings consists of our net earnings reduced by after-tax realized investment gains/losses and cumulative-effect adjustments. Operating earnings is a measure useful to gauge core operating performance across reporting periods and against competitors. Operating earnings excludes realized gains or losses that are typically generated through market and tax strategies not related to our near-term operating performance objectives. While this measure may not be comparable to the definition of operating earnings used by all companies, it is quite common in the insurance industry. Our net operating earnings for the first nine months of 2002 totaled $27.1 million, $1.33 per diluted share, compared to $20.2 million, $1.01 per diluted share, for the same period in 2001. Improved underwriting income, particularly on the property book, coupled with growth in investment income and decreased debt costs, favorably impacted 2002 earnings.

        During the first nine months of 2002, we implemented SFAS 142, "Goodwill and Other Intangibles." Under this Statement, intangible assets and goodwill with indefinite lives are no longer amortized, but are instead subject to fair value/impairment testing. Implementation of this Statement has favorably improved 2002 earnings by $1.3 million ($0.06 per diluted share), as a result of decreased amortization expense. Investment income improved during 2002 due to strong cash flow and $1.6 million ($0.05 per diluted share) of investment income recorded from the increase in the fair value of warrants, subject to the provisions of SFAS 133. During the first nine months of 2001, $1.0 million ($0.03 per diluted share) of investment income was recorded for these warrants.

        Additionally, 2001 results were negatively impacted by losses on the property segment, including Seattle earthquake losses, which totaled just under $1.0 million ($0.03 per diluted share). Although we had limited exposure to the September 11 terrorist attack, a $500,000 ($0.02 per diluted share) charge for potential costs associated with this event was recorded in September 2001. Through September 2002, a total of ten claims relating to this event had been received. Eight claims were closed with a total incurred loss of $16,000, primarily loss adjustment related. Two claims remain open and relate to commercial business interruption only. We have reserved rights as to whether these claims are covered under the policies. Incurred loss adjustment expense to date on these claims is $64,000. We believe the remaining loss reserves are adequate to cover any remaining exposure.

        Comprehensive earnings, which include net earnings plus unrealized gains/losses net of tax, were subject to the volatility in the equity and bond markets. Comprehensive earnings for the first nine months of 2002 totaled a loss of $7.3 million, $0.37 per diluted share, compared to a loss of $2.7 million, $0.14 per diluted share, for the same period in 2001. Unrealized losses, net of tax, for the first nine months of 2002 were $32.0 million, $1.58 per diluted share compared to losses of $26.0 million, $1.30 per diluted share, for the same period in 2001.

  RLI Insurance Group

        Gross written premium for the Group increased to $534.8 million for the first nine months of 2002 compared to $380.1 million for the same period in 2001. Improved pricing across all three business segments and various growth initiatives have positively impacted gross written premium. Underwriting income improved to a pre-tax profit of $9.6 million for the first nine months of 2002 compared to $5.1 million for the same period in 2001. The GAAP combined ratio declined to 96.1 for the first nine months of 2002, compared to 97.4 for the same period in 2001. The property segment was responsible for the majority of the improved results, as loss experience continues to be down significantly from last year. Additionally, the casualty segment recorded improved earnings from last year. The surety segment's results, however, were negatively impacted by national economic conditions that affected contract surety experience and certain commercial surety claims.

        Gross written premiums for the casualty segment were $324.7 million for the first nine months of 2002, up $108.6 million, or 50.3%, from 2001. Growth initiatives and improved pricing contributed to growth in the following products: program business up $60.6 million, general liability up $33.3 million, executive products up $22.7 million, personal umbrella up $5.5 million, and transportation up $5.4 million. Partially offsetting these increases, commercial umbrella declined $19.3 million, due to the re-underwriting of the book. The underwriting loss on the casualty book was $889,000 compared to a loss of $2.0 million for the first nine months 2001. These results translate into a combined ratio of 100.6 in 2002 versus 101.8 for the same period in 2001. The segment's expense ratio at 30.2 has continued to show improvement, as premium volume has continued to increase, while the loss ratio at 70.4 remains stable.

        The Group's property segment experienced an increase in gross writings of $37.0 million, or 30.0%, compared to the same period last year. For the first nine months of 2002, property premiums totaled $160.4 million. Fueled by the improved rate environment, difference-in-condition writings improved $15.7 million over 2001, and fire writings grew by $18.7 million. Additionally, construction writings increased $3.4 million to $31.6 million. Underwriting profit for the property segment was $14.0 million for the first nine months of 2002, compared to $4.6 million in 2001. The GAAP combined ratio decreased to 78.3 compared to 91.1 for the same period last year. Furthermore, early indications are that little impact has occurred from either Tropical Storm Isidore or Hurricane Lily. Seattle earthquake losses and loss experience on discontinued property classes negatively impacted 2001 results.

        Gross written premiums for the surety segment increased to $49.7 million for the first nine months of 2002, up $9.1 million, or 22.3%, from the same period in 2001. Growth is evident across all surety lines, including contract, oil and gas, commercial and miscellaneous. Commercial surety is up $3.4 million over the first nine months of 2001. This product was launched during the first part of 2001. Contract premium is up $2.3 million over the first nine months of 2001, primarily driven by increased rates. Additionally, oil and gas premium is up $2.0 million over 2001 levels, due to increased commodity prices and achieved rate increases. The surety book reported an underwriting loss of $3.5 million for the first nine months of 2002, compared to an underwriting gain of $2.5 million for the same period last year. The combined ratio for the surety segment totaled 109.3 in 2002 compared to 92.2 in 2001. The expense ratio increased to 64.7 compared to 63.8 last year, primarily due to increased reinsurance costs. The loss ratio component increased to 44.6 compared to 28.4 last year, as a result of national economic conditions that negatively impacted contract surety loss experience and commercial surety claims. We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program. We are currently investigating and evaluating our obligations due to a variety of complex coverage issues. See "Business—Legal Proceedings" beginning on page 59.

  Investment Income

        Our investment portfolio generated net dividends and interest income of $28.1 million during the first nine months of 2002, an increase of 17.9% over that reported for the same period in 2001. Diversification of the fixed income portfolio and continued growth in operating cash flow has resulted in the rise in investment income. Additionally, pursuant to SFAS 133 requirements, we recorded $1.6 million in net investment income during 2002 to recognize the current period change in the fair value of stock warrants received in conjunction with the purchase of a note receivable. This compares to $1.0 million recognized in the same period in 2001. We maintain an equity investment in a private mortgage banking company. As of September 30, 2002, our equity investment, which consisted of common shares and warrants to acquire common shares, had a carrying value and estimated market value of $4.9 million. We employ a consistent valuation formula to recognize investment income or loss each quarter and to adjust the carrying value of our investment. This formula is based on the investee's book value, the volume of mortgages originated and profitability. Further discussion of SFAS 133 and its impact on us can be found in Note 1, Other Accounting Standards, to our unaudited interim consolidated financial statements.

        We experienced a net realized loss from investments of $3.8 million in the first nine months of 2002, compared to a net realized gain of $3.5 million for the same period in 2001. Realized losses associated with the impairment of four specific equity securities in the technology and utility sectors resulted in this shift. We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment's value is adjusted by charging off the loss against income. In the third quarter of 2002, our analysis identified $6.5 million in other-than-temporary declines in value, related to four specific equity positions in the technology and utility sectors. Stocks within the technology sector have been negatively impacted by a slow-down in economic activity in general and in capital spending in particular. Stocks within the utility sector have been negatively impacted by liquidity, regulatory and legal concerns in the wake of energy trading scandals. As a result, in September 2002, we recorded $6.5 million of impairment losses on these securities. The loss was calculated as the difference between the cost basis and market value as of September 30, 2002. The effect of this adjustment was a reclassification from unrealized losses to realized losses. After the impairment of these securities, cumulative unrealized gains of $94.4 million remained in the investment portfolio. For the same period in 2001, no impairment charges were recorded. Partially offsetting the impairment loss, $2.7 million in net realized gains were recorded from the sale of certain equity and fixed income investments during the first nine months of 2002.

        The following table illustrates certain industry-level measurements relative to our equity portfolio as of September 30, 2002, including market value, cost basis, and unrealized gains and losses.

			Gross Unrealized
	Cost Basis	9/30/02 Mkt Value				Unrealized Gain %
			Gains	Losses	Net
	(dollars in thousands)
Consumer Discretionary	$11,780	$13,830	$3,712	$(1,663)	$2,050	17.4%
Consumer Staples	14,082	29,128	15,045	—	15,045	106.8%
Energy	9,521	13,877	5,013	(657)	4,356	45.7%
Financials	13,267	33,017	19,855	(105)	19,750	148.9%
Healthcare	8,921	27,266	18,345	—	18,345	205.6%
Industrials	12,391	20,662	8,614	(343)	8,271	66.7%
Materials	8,120	9,557	2,342	(905)	1,437	17.7%
Information Technology	8,476	8,770	582	(288)	293	3.5%
Telecommunications	8,101	9,707	1,970	(364)	1,606	19.8%
Utilities	37,349	42,633	8,702	(3,418)	5,285	14.1%
Private Investments	4,962	4,962	—	—	—	0.0%

	$136,971	$213,409	$84,180	$(7,743)	$76,437	55.8%

        At September 30, 2002, we had exposure to the technology sector within the equity portfolio of $8.8 million at market, representing 4.1% of total equity securities held. Our technology equity position had gross unrealized gains of $0.6 million and gross unrealized losses of $0.3 million for a net unrealized gain of $0.3 million. At September 30, 2002 we had exposure to the utility sector of $42.6 million, representing 20.0% of total equity securities held. Our utility equity position had gross unrealized gains of $8.7 million and gross unrealized losses of $3.4 million for a net unrealized gain of

$5.3 million. All other industry sectors in our equity portfolio had a net unrealized gain position as of September 30, 2002.

        The following table illustrates the number of individual securities that were in an unrealized loss position as of September 30, 2002, the related fair value and cost or amortized cost, and segregates the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses
Segmented by Type and Period of Continuous
Unrealized Loss at September 30, 2002

	0-6 Months	6-12 Months	> 12 Months	Total
	(dollars in thousands)
Common Stock
# of positions	28	0	1	29
Fair value	$25,942	$0	$551	$26,493
Cost or Amortized Cost	33,573	—	663	34,236

Unrealized Loss	(7,631)	—	(112)	(7,743)
Fixed Income Securities
# of positions	12	1	0	13
Fair value	$15,119	$142	$0	$15,261
Cost or Amortized Cost	16,249	151	—	16,400

Unrealized Loss	(1,130)	(9)	—	(1,139)
Total Invested Assets
# of positions	40	1	1	42
Fair value	$41,061	$142	$551	$41,754
Cost or Amortized Cost	49,822	151	663	50,636

Unrealized Loss	(8,761)	(9)	(112)	(8,882)

        Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses, we do not believe any other securities have suffered an other-than-temporary decline in value. As of September 30, 2002, we held $23.7 million worth of equity and fixed income securities that individually had an unrealized loss greater than 10%. The cumulative unrealized loss on these securities was $7.7 million, which represented 0.9% of total invested assets as of September 30, 2002. Our management does not believe that any of these securities are other than temporarily impaired, but additional impairments within the portfolio during the remainder of 2002 are possible, if current economic and financial conditions worsen, and such impairments may be material. For the nine months ended September 30, 2002, we experienced a $49.1 million pre-tax unrealized loss on our investment portfolio.

        As of September 30, 2002, 98% of our fixed income portfolio consisted of securities rated A or better, with 87% rated AA or better. 100% of fixed income securities held as of September 30, 2002 were investment grade. The year-to-date yields on our fixed income investments for the nine-month periods ended September 30, 2002 and 2001 are as follows:

	2002	2001
Taxable	6.22%	6.55%
Non-taxable	4.87%	4.95%

        For the first nine months of 2002, yields on both taxable and non-taxable bonds decreased slightly. The slight decline is attributed to a decrease in treasury yields on the short and intermediate part of the yield curve and to the reinvestment of called and matured bonds at lower yields. Despite the lower treasury yields, the overall impact on the fixed income portfolio has been limited due to sector diversification and continued growth in operational cash flow.

        Our available-for-sale portfolio of debt and equity securities had a net unrealized loss before tax of $49.1 million for the first nine months of 2002, compared with a $40.0 million loss for the same period in 2001. The 2002 year-to-date loss reflects largely stock market fluctuations experienced during the first nine months of the year. Our net cumulative unrealized gain before tax was $94.4 million, down from $143.5 million at December 31, 2001. Unrealized appreciation on securities, net of tax, is reflected in accumulated other comprehensive earnings, a component of shareholders' equity.

        The amortized cost and estimated fair value of fixed-maturity securities at September 30, 2002, by contractual maturity, are shown as follows:

	September 30, 2002
	Amortized Cost	Estimated Fair Value
	(in thousands)
Held-to-maturity
Due in one year or less	$30,205	$30,841
Due after one year through five years	83,431	90,538
Due after five years through 10 years	107,008	116,970
Due after 10 years	19,487	21,600

	$240,131	$259,949

Available-for-sale
Due in one year or less	$1,096	$1,101
Due after one year through five years	43,553	45,815
Due after five years through 10 years	146,948	156,850
Due after 10 years	100,330	106,085

	$291,927	$309,851

Trading
Due in one year or less	$740	$758
Due after one year through five years	3,757	4,026
Due after five years through 10 years	2,545	2,827
Due after 10 years	800	857

	$7,842	$8,468

        Interest expense on debt obligations decreased to $1.4 million for the first nine months of 2002, a $1.3 million decrease from the same period in 2001. This change is related to decreased debt costs resulting from falling interest rates, offset by an $8.2 million increase in average outstanding debt. At September 30, 2002, outstanding short-term balances totaled $87.4 million, compared to $66.4 million at September 30, 2001. At September 30, 2002, short-term debt consisted of $40.0 million under a line of credit and $47.4 under reverse repurchase agreements whereby we borrow on a short-term basis against the value of certain fixed income investments. At September 30, 2001, short-term debt consisted of $19.7 million under a line of credit and $46.7 million under reverse repurchase agreements. We have utilized debt to repurchase shares, facilitate acquisitions, and increase capital in our insurance operating companies. We have incurred interest expense on debt at the following average interest rates for the nine-month periods ended September 30, 2002 and 2001:

	2002	2001
Line of Credit	2.87%	5.65%
Reverse repurchase agreements	2.03%	5.04%

Total debt	2.36%	5.22%

  Income Taxes

        Our effective tax rate for the first nine months of 2002 and 2001 was 26%. Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income for the first nine months of 2002 and 2001 as a result of the following:

	2002		2001
	Amount	%	Amount	%
Provisions for income taxes at the statutory rate of 35%	$11,710,892	35%	$10,644,133	35%
Increase (reduction) in taxes resulting from:
Tax exempt interest income	(2,170,366)	(6)%	(2,105,364)	(7)%
Dividends received deduction	(1,145,243)	(4)%	(1,072,998)	(4)%
Dividends paid deduction	(229,324)	(1)%	(209,385)	(1)%
Goodwill amortization	0	0%	416,433	2%
State tax and other items, net	595,034	2%	302,467	1%

Total tax expense	$8,760,993	26%	$7,975,286	26%

Year Ended December 31, 2001, Compared to Years Ended December 31, 2000 and December 31, 1999, respectively.

        Consolidated gross sales for 2001 totaled $548.3 million, a 16.7% increase from 2000, which followed a 26.9% gain over 1999. This trend was driven by gross premiums written growth in 2001 of 16.9%, to a total of $512.0 million, compared to an increase of 28.9% in 2000. This lower rate of growth reflected our exiting several unprofitable lines of business, particularly in the property segment. Robust growth in many ongoing product lines continued in 2001, as shown below in the segment details. Net investment income grew 10.8%, to $32.2 million in 2001, while the 2000 increase was 11.7%. Realized gains were also greater in 2001 by 46.4%, to $4.2 million, compared to a decline of 36.3% in 2000 from 1999.

	Year Ended December 31,
Gross Sales:
	2001	2000	1999
	(in thousands)
Gross premiums written	$511,985	$437,866	$339,575
Net investment income	32,178	29,046	26,015
Realized investment gains	4,168	2,847	4,467

Total gross sales	$548,331	$469,759	$370,057

        Consolidated revenue for 2001 was $309.4 million, compared to $263.5 million in the prior year and $225.8 million in 1999. Net premiums earned, the main driver of this measurement, continued a steady rate of growth of 17.9% in 2001, following an 18.6% increase in 2000.

        Our net earnings were $31.0 million ($1.55 per diluted share) in 2001, compared to $28.7 million ($1.44 per share) in 2000 and $31.5 million ($1.54 per share) in 1999. The 2001 increase, in spite of declining underwriting profits, was a result of increased investment gains and reduced debt interest. The drop in 2000 profits compared to 1999 was almost entirely due to lower underwriting income, but was offset partially by increased investment income and higher investee earnings.

        Comprehensive earnings fell sharply in 2001, to $11.4 million from $42.0 million in 2000. Comprehensive earnings in 1999 were $20.9 million. The largest factor in these results is the unrealized gain or loss on the equity portfolio, which posted a 7.2% loss for 2001. Obviously, this result was below expectations but significantly ahead of the broad markets, including the S&P 500, which was down 11.9% in 2001. We continue to emphasize a long-term focus investment strategy, which has not changed despite the year's total return performance. The robust returns in 1997, 1998 and 2000 reflect our commitment to our investment strategy, which management believes will maximize value for our shareholders in the future, as it has done historically, according to the following chart:

Diluted earnings per share:	Net	Comprehensive
1997	$1.33	$2.88
1998	1.33	2.43
1999	1.54	1.02
2000	1.44	2.11
2001	1.55	0.57

Total	$7.19	$9.01

        As this chart indicates, comprehensive earnings per share for the last five years exceeded reported net earnings by 25%.

  RLI Insurance Group

        As indicated earlier, gross premiums written increased in each of the last two years, although the 2001 rate of 16.9% was affected by a number of withdrawals from certain product lines, mostly in the property segment; the surety and casualty segments each increased by more than 20%. Over the last three years, underwriting income peaked at $17.1 million in 1999 with a 91.2 combined ratio, followed by underwriting profits of $12.1 million at a 94.8 combined ratio, then $7.7 million at a 97.2 combined ratio for 2000 and 2001, respectively. This trend resulted from higher-than-anticipated loss activity and, in some cases, higher reinsurance costs on specific products across multiple segments. Notably, many of these problems were addressed either through increased underwriting controls or elimination of some products. The positive impact of these actions was evidenced in the fourth quarter of 2001, as the Group posted its best underwriting quarter of the year. Furthermore, these results were achieved during an especially trying year, in which the industry suffered losses from the Seattle earthquake, Hurricane Allison, the terrorist attacks of September 11 and the Enron collapse, serving as a testament to the Group's underwriting skill and expertise.

Gross premiums written:	2001	2000	1999
	(in thousands)
Casualty	$288,577	$233,937	$183,853
Property	169,953	160,508	124,818
Surety	53,455	43,421	30,904

Total	$511,985	$437,866	$339,575

Underwriting profits:	2001	2000	1999
	(in thousands)
Casualty	$(2,187)	$3,461	$(2,328)
Property	7,525	4,990	17,064
Surety	2,336	3,633	2,399

Total	$7,674	$12,084	$17,135

  Casualty Segment

        Casualty gross premiums written continued to grow substantially; the $288.6 million result in 2001 was a 23.4% increase over the $233.9 million posting in 2000, which compared to $183.9 million in 1999. Several product lines showed double digit growth in both years, including general liability, personal umbrella, executive products, transportation and program business.

        The GAAP combined ratio for the casualty segment was 101.4 in 2001, compared to 97.4 in 2000 and 101.9 in 1999. The 1999 and 2001 results were closer to expectations for the casualty segment; the 2000 combined ratio was the result of recognizing reserve redundancies on selected lines, based on favorable loss experience. This action, in conjunction with the conservative approach to a 100-plus combined ratio for this segment on an ongoing basis, supports management's belief that casualty loss reserves will be adequate and investment income derived from reserved funds will provide significant future earnings potential.

  Property Segment

        The Group's property segment contributed gross premiums written of $170.0 million in 2001, compared to $160.5 million in 2000 and $124.8 million in 1999. The smaller increase in 2001 was the result of non-renewing, or exiting, several unprofitable lines of commercial fire business. This was offset as the Group continued to increase its construction writings, which grew nearly 100%. Difference in conditions premiums were flat in 2001 after having increased 9.6% in 2000. This was the result of managing aggregate exposures through the Group's catastrophe modeling process.

        Profitability in the property segment rose to $7.5 million in 2001 from $5.0 million in 2000. The segment reported profits of $17.1 million in 1999. Combined ratios for 2001-1999, respectively, were 89.3, 91.7 and 66.8. The growth in the construction line came at a considerable cost. Despite our expectations of some loss activity ahead of premium earnings, this product's loss ratio of 139 in 2000 far exceeded these expectations. Several underwriting changes were pursued from late 2000 into 2001, including rate and deductible increases, commission restrictions, reinsurance revisions and other types of exposure control. The loss ratio improved to 83 in 2001, leaving considerable opportunity for 2002. Other property lines also experienced somewhat higher loss ratios, particularly during 2000. While the causes in any given line vary considerably, in each case, we evaluate the activity within the context of given time horizons, and take appropriate underwriting action where necessary. Such actions may include the discontinuance of certain lines that do not give indications of long-term profitability. The results of such actions in 2001 resulted in a fourth quarter 2001 underwriting profit, the best posting for this segment in nearly two years.

  Surety Segment

        Surety gross premiums written increased to $53.5 million in 2001, up 23.1% over 2000. This compared to the 2000 increase over 1999 of 40.5%. The growth in 2000 was due to the combined impact of both contract surety and oil and gas operations, which experienced volume-related gains of 60.4% and 42.3%, respectively. The increase during 2001 was due to the formation of a mid-market commercial surety unit late in 2000, which contributed $9.0 million of growth.

        While segment profits peaked in 2000 at $3.6 million, compared to $2.4 million in 1999, they dipped to $2.3 million in 2001 with a combined ratio of 94.9. This compared to ratios of 89.6 and 90.5 in 2000 and 1999, respectively. While the segment has shown steady improvement on the expense side over the last three years, loss ratios have increased from 19.5% in 1999 to 23.9% in 2000 and 31.4% in 2001. The contract bond sector of this business has experienced losses beyond expectations related to the economic slowdown over the last several quarters.

  Investment Income

        Net investment income increased by 10.8% during 2001 due to increased cash flow allocated to fixed-income investments and the recognition of $1.6 million of investment income (per the application of SFAS 133, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards" beginning on page 35) associated with warrants owned in private equity investments. We maintain an equity investment in a private mortgage banking company. As of December 31, 2001, our equity investment, which consisted of common shares and warrants to acquire common shares, had a carrying value and estimated market value of $3.4 million. We employ a consistent valuation formula to recognize investment income or loss each quarter and to adjust the carrying value of our investment. This formula is based on the investee's book value, the volume of mortgages originated and profitability.

        On an after-tax basis, investment income increased by 9.0%. We realized $4.2 million in capital gains in 2001, compared to $2.8 million in 2000 and $4.5 million in 1999. Operating cash flows were $77.9 million in 2001, up from $53.1 million and $58.4 million in 2000 and 1999, respectively. Cash flows in excess of current needs were used to purchase fixed-income securities, which continue to be comprised primarily of U.S. government and government agency, high-grade tax-exempt and corporate issues.

Pretax yield:	2001	2000	1999
Taxable (on book value)	6.49%	6.75%	6.57%
Tax-exempt (on book value)	4.96%	4.92%	4.78%
Equities (on market value)	2.60%	2.30%	2.43%
After-tax yield:
Taxable (on book value)	4.22%	4.39%	4.27%
Tax-exempt (on book value)	4.70%	4.66%	4.53%
Equities (on market value)	2.23%	1.96%	2.07%

        During 2001, the average tax-equivalent yield of the portfolio decreased five basis points (7.01% vs. 7.06%), due to decreases in both taxable and tax-exempt yields on new purchases. During the year, we again focused on purchasing high-quality investments, including corporate bonds, mortgage backed securities and asset backed securities, primarily in the 0-10 year part of the yield curve.

        Our fixed-income portfolio increased by $60.5 million during the year. This portfolio had realized gains of $2.2 million and a tax-adjusted total return on a mark-to-market basis of 8.3%. Our equity portfolio decreased by $28.6 million during 2001, to $277.6 million. For the year, this portfolio had pretax portfolio depreciation of $30.8 million and realized capital gains of $1.9 million. For the year, the total loss on this portfolio was 7.2%. The total return for the consolidated portfolio (fixed income and equity) for 2001 was 2.0%.

        During 2001, 2000 and 1999, we did not have any charge for the other-than-temporary impairment of securities. The following table illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2001, including market value, cost basis, and unrealized gains and losses.

			Gross Unrealized
	Cost Basis	12/31/01 Mkt Value				Unrealized Gain %
			Gains	Losses	Net
	(dollars in thousands)
Consumer Discretionary	$10,139	$15,621	$5,959	$(477)	$5,482	54.1%
Consumer Staples	13,700	31,475	17,776	—	17,776	129.8%
Energy	9,341	17,398	8,069	(12)	8,057	86.2%
Financials	14,143	42,458	28,315	—	28,315	200.2%
Healthcare	9,663	41,275	31,611	—	31,611	327.1%
Industrials	12,651	29,410	16,759	—	16,759	132.5%
Materials	6,732	10,569	3,836	—	3,836	57.0%
Information Technology	13,545	15,120	4,701	(3,126)	1,575	11.6%
Telecommunications	11,003	21,239	10,612	(376)	10,236	93.0%
Utilities	33,244	49,681	16,478	(42)	16,436	49.4%
Private Investments	3,376	3,376	—	—	—	0.0%

	$137,538	$277,621	$144,117	$(4,034)	$140,083	101.9%

        The following table illustrates the number of individual securities that were in an unrealized loss position as of December 31, 2001, the related fair value and cost or amortized cost, and segregates the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses
Segmented by Type and Period of Continuous
Unrealized Loss at December 31, 2001

	0-6 Months	6-12 Months	> 12 Months	Total
	(dollars in thousands)
Common Stock
# of positions	9	2	2	13
Fair value	$8,763	$5,100	$3,575	$17,438
Cost or Amortized Cost	9,439	6,279	4,328	20,046

Unrealized Loss	(676)	(1,179)	(753)	(2,608)
Fixed Income Securities
# of positions	47	0	9	56
Fair value	$61,996	$0	$1,849	$63,845
Cost or Amortized Cost	62,877	—	1,876	64,753

Unrealized Loss	(881)	—	(27)	(908)
Total Invested Assets
# of positions	56	2	11	69
Fair value	$70,759	$5,100	$5,424	$81,283
Cost or Amortized Cost	72,316	6,279	6,204	84,799

Unrealized Loss	(1,557)	(1,179)	(780)	(3,516)

        Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses, we do not believe any securities had suffered an other-than-temporary decline in value as of December 31, 2001.

        The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2001, by contractual maturity, are shown as follows:

	December 31, 2001
	Amortized Cost	Estimated Fair Value
	(in thousands)
Held-to-maturity
Due in one year or less	$12,566	$12,803
Due after one year through five years	88,200	92,565
Due after five years through 10 years	120,866	125,680
Due after 10 years	41,397	42,146

	$263,029	$273,194

Available-for-sale
Due in one year or less	$2,431	$2,468
Due after one year through five years	53,659	55,180
Due after five years through 10 years	88,698	90,471
Due after 10 years	43,481	43,557

	$188,269	$191,676

Trading
Due in one year or less	$226	$223
Due after one year through five years	4,048	4,191
Due after five years through 10 years	2,042	2,109
Due after 10 years	1,001	1,033

	$7,317	$7,556

        Our investment results for the last five years are shown in the following table:

Year	Average Invested Assets(1)	Investment Income(2)(3)	Realized Gains(3)	Change in Unrealized Appreciation (3)(4)	Annualized Return on Average Invested Assets	Tax Equivalent Annualized Return on Average Invested Assets
	(in thousands)
1997	$570,901	$24,558	$2,982	$55,760	14.6%	15.5%
1998	640,576	23,937	1,853	36,183	9.7%	10.6%
1999	684,269	26,015	4,467	(16,263)	2.1%	3.0%
2000	723,677	29,046	2,847	20,537	7.2%	8.1%
2001	774,826	32,178	4,168	(30,268)	0.8%	1.6%
5-yr. avg.	$678,863	$27,147	$3,263	$13,190	6.4%	7.2%

(1)
Average of amounts at beginning and end of year.
(2)
Investment income, net of investment expenses, including non-debt interest expense.
(3)
Before income taxes.
(4)
Relates to available-for-sale fixed maturity and equity securities.

  Interest and General Corporate Expense

        Interest expense on debt fell to $3.2 million in 2001, down from $5.3 million in 2000, which compared to $4.1 million in 1999. While some fluctuation in the amount of outstanding debt at interim occurred, the final balance in each of the last three years approximated $78.0 million, leaving the changes in interest expense almost entirely due to changes in the rate environment. General corporate expenses generally fluctuate relative to our executive compensation plan based on market value potential. This model basically measures comprehensive earnings against a minimum required return on our capital. These general corporate expenses were $2.6 million, $3.4 million and $2.1 million for 2001, 2000 and 1999, respectively.

  Income Taxes

        Our effective tax rates for 2001, 2000 and 1999 were 26.3%, 25.1% and 26.9%, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. Our pretax earnings in 2001 included $16.3 million of investment income that is wholly or partially exempt from federal income tax, compared to $16.3 million in 2000 and $15.7 million in 1999.

  Investee Earnings

        We maintain a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses. Maui Jim's Chief Executive Officer owns 56% of outstanding shares. Our investment in Maui Jim resulted from the 1996 merger of RLI Vision Corp., our ophthalmic business, and Maui Jim's parent company, Hester Enterprises, Inc. The resulting merged entity was named Maui Jim. In 2001, we recorded nearly $2.8 million in earnings compared to $3.0 million in 2000 and $1.6 million in 1999. Maui Jim net sales increased by 8%, despite the significant downturn in the worldwide economy. Net sales grew 32% in 2000 and 35% in 1999. Net sales from international operations grew by 42% in 2001. Gross margin continued to improve, with a 12% increase in 2001 and a 37% increase in 2000. Over the past two years, the strength of the dollar over the yen and euro has resulted in improved margins along with improvements on the mix of business. Operating expenses grew by 16% in 2001 as a result of opening foreign operations, developing the worldwide sales force and opening a significant number of new accounts. Operating expenses grew by 29% in 2000.

Market Risk Disclosure

        Market risk is a general term describing the potential economic loss associated with adverse changes in the fair market value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

  •
  Monitoring the fair market value of all financial assets on a constant basis;

  •
  Changing the character of future investment purchases as needed; and

  •
  Maintaining a balance between existing asset and liability portfolios.

        Our primary risk exposures are to changes in interest rates and equity prices, as we had no foreign exchange risk and only one derivative, warrants related to a private equity investment currently valued at $3.3 million, as of December 31, 2001.

  Interest Rate Risk

        Our primary exposure to interest rate risk is through our fixed-income investment portfolio and outstanding short-term debt instruments. Modified duration analysis is used to measure the sensitivity of our fixed-income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of our assets to that of our liabilities. We limit the financial statement impact of changes in interest rates by designating a portion of our fixed-income holdings as held-to-maturity. As of December 31, 2001, we had classified 57% of our fixed-income securities portfolio as held-to-maturity. The balance of our fixed-income portfolio is classified as either available-for-sale or trading. See Note 2 to our audited consolidated financial statements.

        Interest rate risk will also affect our income statement due to its impact on interest expense. Our debt obligations are short-term in nature, as we had no long-term debt outstanding as of December 31, 2001. As a result, we assume interest rate risk in our ability to refinance these short-term debt obligations. Any rise in interest rates will cause interest expense to increase if debt levels are maintained at current levels. We will continue to monitor this outstanding debt and may use operating cash flow, the available-for-sale portion of our fixed-income portfolio or proceeds from any potential issuance of additional capital, including proceeds from this offering, to pay it down—all or in part—as market conditions warrant.

  Equity Price Risk

        Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 index (an index representative of the broad equity market). As measured from December 31, 1981 to December 31, 2001, our equity portfolio had a beta of 0.66 in comparison to the S&P 500. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend driven investment philosophy for our equity portfolio. Historically, dividend paying common stocks have demonstrated superior down market performance characteristics.

        Additional risk management techniques include (1) restricting individual security weightings to no more than 5% of our equity portfolio's market value, and (2) reducing exposure to sector risk by limiting the market value that can be invested in any one particular industry sector to 25% of our equity portfolio.

        Equity securities are classified as available-for-sale, with unrealized gains and losses excluded from net earnings but recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

  Sensitivity Analysis

        The tables on pages 31 and 32 detail information on the market risk exposure for our financial investments as of December 31, 2001. Listed on each table is market value at December 31, 2001 of our assets and the expected reduction in market value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. The analysis does not consider any action we would undertake in response to the various changes in market conditions. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the market value of our investment portfolio.

        As of December 31, 2001, our fixed-income portfolio had a market value of $472.4 million. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2001 levels, with all other variables held constant. Such scenarios would result in decreases in the market value of our fixed-income portfolio of $19.1 million and $38.0 million, respectively. Due to our use of the held-to-maturity designation for a majority of our fixed-income portfolio, the balance sheet impact of these scenarios would be much lower. The income statement will be affected only by holdings designated as trading. As of December 31, 2000, our fixed-income portfolio had a market value of $409.0 million. Given the same scenarios, the corresponding decreases in the market value of our fixed-income portfolio as of the end of 2000 were $15.7 million and

$31.8 million, respectively. The potential decrease for 2001 is larger than for 2000, due to continuing purchases of fixed-income investments during 2001.

        As of December 31, 2001, our equity portfolio had a market value of $277.6 million. The base sensitivity analysis uses market scenarios of the S&P 500 index declining both 10% and 20%. These scenarios would result in approximate decreases in the market value of our equity portfolio of $18.3 million and $36.6 million, respectively. As we designate all common stock holdings as available-for-sale, these market value declines would impact our balance sheet. As of December 31, 2000, our equity portfolio had a market value of $306.2 million. Given the same scenarios, the market value decreases as of the end of 2000 were $20.2 million and $40.4 million, respectively—the change attributable to a decline in the equity portfolio during 2001.

        Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 index, the market value of our assets will increase from their present levels by the indicated amounts.

        The income statement will also be impacted by interest expense. As of December 31, 2001, we had $77.2 million in short-term debt obligations. Assuming this debt level remains constant, a hypothetical 100-basis-point increase in interest rates would increase our annual interest expense by $0.8 million and a 200-basis-point increase would increase annual interest expense by $1.5 million. Conversely, falling interest rates would result in equivalent reductions in interest expense. These numbers are not included in the following tables. As of December 31, 2000, we had $78.8 million of short-term debt outstanding. Because the amount of debt outstanding remained fairly constant through the end of 2000, there would be a minimal change in the increases in interest expense over last year, given the stated scenarios.

Table 1
Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
	(in thousands)
Held for trading purposes:
Fixed maturity securities	$7,568	$(278)	—

Total trading	7,568	(278)	—
Held for nontrading purposes:
Fixed maturity securities	464,870	(18,794)	—
Equity securities	277,621	—	$(18,323)

Total nontrading	742,491	(18,794)	(18,323)

Total trading & nontrading	$750,059	$(19,072)	$(18,323)

Table 2
Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
	(in thousands)
Held for trading purposes:
Fixed maturity securities	$7,568	$(543)	—

Total trading	7,568	(543)	—
Held for nontrading purposes:
Fixed maturity securities	464,870	(37,473)	—
Equity securities	277,621	—	$(36,646)

Total nontrading	742,491	(37,473)	(36,646)

Total trading & nontrading	$750,059	$(38,016)	$(36,646)

Table 3
Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
	(in thousands)
Held for trading purposes:
Fixed maturity securities	$7,568	$279	—

Total trading	7,568	279	—
Held for nontrading purposes:
Fixed maturity securities	464,870	18,598	—
Equity securities	277,621	—	$18,323

Total nontrading	742,491	18,598	18,323

Total trading & nontrading	$750,059	$18,877	$18,323

Table 4
Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/01 Market Value	Interest Rate Risk	Equity Risk
	(in thousands)
Held for trading purposes:
Fixed maturity securities	$7,568	$572	—

Total trading	7,568	572	—
Held for nontrading purposes:
Fixed maturity securities	464,870	37,887	—
Equity securities	277,621	—	$36,646

Total nontrading	742,491	37,887	36,646

Total trading & nontrading	$750,059	$38,459	$36,646

Liquidity and Capital Resources

        Historically, our primary sources of liquidity have been funds generated from insurance premiums and investment income (operating activities) and maturing investments (investing activities). In addition, we have occasionally received proceeds from financing activities such as the sale of common stock to the employee stock ownership plan, the sale of convertible debentures, and short-term borrowings. We continually monitor capital adequacy and surplus leverage, including the Group's statutory premiums to surplus ratio. Given the premium growth over the past twelve to twenty-four months, we are seeking to raise capital to support further premium growth.

        Invested assets at September 30, 2002 increased by $74.0 million, or 9.3%, from December 31, 2001. Contributing to this increase was the investment of cash flows from operations, offset by unrealized losses on the investment portfolio totaling $49.1 million.

        At September 30, 2002, we had short-term investments, cash and other investments maturing within one year, of approximately $127.8 million and additional investments of $133.3 million maturing within five years. We maintain one primary source of credit, a $40.0 million line of credit. The facility was recently expanded from a $30.0 million line and was renewed for a three-year period ending May 31, 2005. It is non-cancelable during its term. As of September 30, 2002, we had $40.0 million in outstanding short-term borrowings on this facility. Additionally, we were party to four reverse repurchase transactions totaling $47.4 million.

        Our management believes that cash generated by operations, cash generated by investments and cash available from financing activities, including this offering, will provide sufficient sources of liquidity to meet our anticipated needs over the next twelve to twenty-four months.

        Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authority of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10% of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2002 without prior approval is $29.0 million—10% of RLI Insurance Company's 2001 policyholder surplus. The actual amount paid to us thus far in 2002 is $5.3 million.

        We continue an innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company (ZIC). The program, called Catastrophe Equity Puts (CatEPutsSM), augments our traditional reinsurance by integrating our loss financing needs with a prenegotiated sale of securities linked to exchange-traded shares. For more detailed descriptions of CatEPuts, see Note 5 to our audited consolidated financial statements and "Business—Reinsurance" beginning on page 43.

        Our fixed-income portfolio continues to be biased toward U.S. government and government agency securities and highly rated corporate and tax-exempt securities due to their high liquidity. As part of our investment strategy, we attempt to avoid exposure to default risk by holding, almost exclusively, securities ranked in the top two grades of investment quality by Standard & Poor's and Moody's (i.e., AAA or AA). Virtually all of our fixed-income portfolio (98%) consists of securities rated A or better; 87% are rated AA or better. A greater allocation (from 1% to 12%) of A-rated corporate issues occurred during the year, consistent with the most attractive investment opportunities. The average quality of our fixed-income portfolio securities remains AAA-rated; most of the portfolio is noncallable.

        We follow a program of matching assets to anticipated liabilities that are factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. We believe that both liquidity and interest rate risk can be minimized by such asset/liability matching.

        We currently classify 43% of the securities in our fixed-income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. The remaining portions of our fixed-income portfolio are classified as available-for-sale (55%) or trading (2%) and are carried at fair market value. As of September 30, 2002, we maintained $318.3 million in fixed-income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

        In addition, at September 30, 2002 our equity portfolio had a value of $213.4 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within our equity portfolio remain primarily invested in large-capitalization issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. We use a buy-and-hold strategy to minimize both transaction costs and taxes.

Outlook for 2003

        In 2003, it is anticipated that some of the catastrophic events of 2001 and 2002, such as the Enron collapse and the terrorist attacks of September 11, will continue the firming of the insurance market. During 2002, we have seen better quality risks at better rates, virtually across the board, and we expect this trend to continue. While the events of 2001 and 2002 also served to increase reinsurance costs on some product lines, we believe that increasing premium rates will serve to offset these higher costs. As always, we will continue our pursuit of growth through such avenues as the addition of underwriting talent in certain product lines or strategic alliances with producers on existing products or through acquisitions. The materiality or viability of future ventures or products is not known at this time. Specific details regarding events in our various business segments follow.

  Casualty Segment

        Continued growth is expected for this segment across virtually all product lines as the rate environment continues to develop very favorably. We continue to emphasize this marketplace as the combination of firming rates and superior submissions persists. While the combined ratio for this segment typically hovers near 100%, some expense efficiencies are anticipated relative to the considerable premium increases. Increased cash flows from this segment will contribute appreciably to the growth of investment income.

  Property Segment

        A return to more substantial growth in the property segment is expected as significant rate increases are continuing through the end of 2002. While last year was spent managing exposures on the segment's difference in conditions line, resulting in flat premium volume, 2002 writings reflect the rewards of this effort as rate increases have taken effect. Improved profitability is also anticipated as a combined result of rate increases on domestic fire and construction lines and aggressive underwriting actions taken on unprofitable lines during the year.

  Surety Segment

        Modest growth is projected for surety business, particularly in the contract bond line, pending the duration of the current economic downturn. Underwriting profits are expected to rise in 2002 because of tighter underwriting controls and an expected improving economy. Additionally, due to new accounting guidance on acquisitions, goodwill amortization will no longer be recognized beginning in 2002. This will be reflected in an improved expense ratio for the surety segment in 2002, relative to the acquisition of Underwriters Indemnity in 1999.

Capital Management

        In July 1997, we implemented a 4.5 million share common stock repurchase program. In early 2001, we repurchased 5,544 shares at a total cost of $122,895. Approximately 560,000 shares remained authorized for repurchase at year-end 2001. We did not repurchase any of our outstanding shares during the first nine months of 2002. In December 2001, we reissued 194,250 treasury shares to fund benefit plans. Through September 30, 2002 we have reissued 18,746 treasury shares. It is anticipated that such funding will continue as capital requirements and market conditions warrant.

        The repurchase program has been funded by the use of our operating cash flow, our revolving line of credit and reverse repurchase agreements. It is anticipated that any future repurchases will be funded in a similar fashion.

        We paid a dividend of $0.09 per share on October 15, 2002. This was the second dividend increase in 2002 and the 105th consecutive dividend payment by us. On December 13, 2002, we declared a dividend of $0.09 per share payable on January 15, 2003 to shareholders of record as of December 31, 2002. Since we began paying cash dividends in 1976, we have increased our annual dividend every year. In its 2001 "Handbook of Dividend Achievers," Mergent FIS (formerly a division of Moody's) ranked us 176th out of more than 10,000 U.S. public companies in dividend growth over the last decade.

Accounting Standards

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133, as amended by SFAS 137 and 138, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

        In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, "Contracts That Provide for Net Share Settlement." Based on this guidance, we determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, we accounted for these warrants as derivatives effective April 1, 2001. The warrants were marked to fair value, as of April 1, 2001, with a cumulative-effect adjustment of $800,415, net of tax. The change in fair value of this instrument from April 1 to September 30, 2001 totaled $1.0 million and was recorded through the statement of earnings as net investment income. During the first nine months of 2002, we recorded $1.6 million in net investment income to recognize the current period change in the fair value of these stock warrants.

        In July 2001, the FASB issued SFAS 141 "Business Combinations," effective for all business combinations initiated after June 30, 2001, and SFAS 142 "Accounting for Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. We adopted the provisions of these statements. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations.

        Amortization of intangible assets was $366,000 in the first nine months of 2002 compared to $1.6 million for the same period last year. This decrease is the result of no longer amortizing goodwill, subsequent to the adoption of SFAS 142. Intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from 5 to 10 years. Amortization expense on the intangible assets is estimated to be $500,000 for each of the next five years. At September 30, 2002, net intangible assets totaled $2.0 million, net of $2.3 million of accumulated amortization, and are included in other assets. At December 31, 2001 net intangible assets totaled $2.4 million, net of $1.9 million of accumulated amortization.

        Goodwill, which is no longer amortized, is broken out separately on the balance sheet and totals $28.9 million at September 30, 2002, compared to $28.5 million at December 31, 2001. During the first quarter of 2002, we paid $470,000 for increased ownership in an investment accounted for under the equity method. This payment was recorded as goodwill. Goodwill relates to our surety segment. Impairment testing was performed during the second quarter of 2002, pursuant to the requirements of SFAS 142. Based upon this valuation analysis, goodwill does not appear to be impaired. Impairment testing will continue to be performed on an annual basis, or when there is reason to suspect the value of these assets has diminished or is impaired. A reconciliation of the pro forma effects of eliminating the amortization of goodwill for the nine months ended September 30, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2001 can be found on pages F-39 and F-40 of our interim consolidated financial statements.

        In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which becomes effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

        In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that statement. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

        In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement 13, Technical Corrections." This statement will rescind FASB Statements 4, 44, and 64, amend FASB Statement 13, and make certain technical corrections. The rescission of Statements 4 and 64 will affect income statement classification of gains and losses from extinguishment of debt. SFAS 145 is effective for financial statements issued on or after May 15, 2002.

        In April 2002, the FASB issued SFAS 146, "Accounting For Costs Associated With Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS 146, a commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 15, 2002.

        The provisions of SFAS 143, 144, 145, and 146 are not anticipated to have a material impact on our consolidated financial statements.

Other Matters

        We maintain a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. We account for this plan pursuant to the requirements of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." According to these statements, the measurement of net periodic pension cost for both interim and annual financial statements should be based on the assumptions used for the previous year-end measurements, unless a significant event occurs that would require an interim re-measurement. Our management believed that a 50-basis point drop in Aa corporate bond yields during the first nine months of 2002, coupled with a reduction in the fair value of plan assets constituted an event for which an interim review of plan assumptions was warranted. Previously, the following pension assumptions were used: 7.25% discount rate, 6% compensation increase, and 10% return on plan assets. As a result of the interim review, we began applying the following assumptions, prospectively, on July 1, 2002: 6.75% discount rate, 5% compensation increase, and 9% return on plan assets. The change to the discount rate was made to reflect the 50-basis point drop in Aa corporate yields since year-end. The rate of compensation increase is impacted by a number of factors, including the overall labor market, workforce demographics, and inflation. We believe that 5% provides a reasonable estimate, given the current environment. Our pension assets continue to be invested predominately in equity securities. Including the market's downward experience over the past two years, the inception-to-date annual return for the plan is 9.89%, through September 30, 2002. We believe 9% was a reasonable assumption to use going forward. The net impact on pension expense from the July 1, 2002 change in assumptions totaled $72,000 for the third quarter. Additionally in September 2002, we contributed $2.6 million in cash to the pension plan to maintain a current liability funded ratio of 100%.

BUSINESS

Company Overview

        We conduct operations principally through four insurance companies. RLI Insurance Company, our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Underwriters Indemnity Company, or UIC, a subsidiary of RLI Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 33 states and the District of Columbia and surplus lines insurance in Ohio. Planet Indemnity Company, or PIC, a subsidiary of Mt. Hawley, has authority to write multiple lines insurance on an admitted basis in 47 states and the District of Columbia. PIC has authority to write surplus lines insurance in an additional three states. Other companies in our group include: Replacement Lens Inc., RLI Insurance Agency, Ltd., RLI Insurance Ltd., Underwriters Indemnity General Agency, Inc., Safe Fleet Insurance Services, Inc. and Surety America, LLC.

        As a "niche" company, we offer specialty insurance products designed to meet specific insurance needs of targeted insured groups. A niche company underwrites a particular type of coverage for certain markets that are underserved by the insurance industry, such as our difference in conditions coverage and oil and gas surety bonds. A niche company also provides a type of product not generally offered by other companies, such as our personal umbrella policy. The excess and surplus market provides an alternative market for customers with hard-to-place risks and risks that admitted insurers specifically refuse to write. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Typically the development of these specialty insurance products is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. We have not taken any specific measures to develop any future targeted areas, because new product ideas are typically offered to us for consideration. Once a proposal is submitted, underwriters determine whether a proposal would be a viable product in keeping with our business objectives.

        Since 1977, when we first began underwriting specialty property and casualty coverages for commercial risks, highly cyclical market conditions and a number of other factors have influenced our growth and underwriting profits. From 1987 to 2001, the industry experienced generally soft market conditions featuring intensified competition for admitted and surplus lines insurers, resulting in rate decreases. We continually monitored our rates and controlled our costs in an effort to maximize profits during this entrenched soft market condition. As a result of catastrophic losses, such as Hurricane Andrew and the Northridge Earthquake, in the mid-1990's, property rates hardened in California, Florida and the wind belt, but remained soft in other areas of the country. During this period, rates hardened and premium growth was achieved in the commercial property book of business. Otherwise, rates for property and casualty lines continued to decline over time. To maintain profitability, underwriters tightened selection criteria, broadened their focus to other market segments and gave up business where rates fell below our tolerance.

        Since the end of 1999, a trend of modest price firming emerged in many of the markets in which we participate. Since early in 2001, a return to conservative underwriting has become common in the industry for the segments in which we write business. We believe that insurance companies, as a whole, have continued to be more conservative in their underwriting philosophy and will continue to be conservative in the near future. The insurance industry has been impacted by a number of factors that obligate companies to adopt conservative underwriting practices. The primary factor is the declining interest rate environment, which has virtually eliminated the ability of a company to offset underwriting losses with investment income. Other factors include increasing reinsurance costs, industry reserving practices, increasing industry insolvencies, new corporate governance requirements, and the unfavorable equity market performance. All of these combine to force companies to focus more on conservative underwriting. We believe that conservative underwriting will manifest itself in higher premium rates, more selectivity in risks insured and reduction in coverages. The events of September 11, 2001 and the reduction in available reinsurance capacity have opened up more demand for our specialty products. While we anticipate a steady growth in market share, we do not anticipate any increase that would warrant disclosure of a material impact. We expect the demand for specialty products to increase in the areas of primary casualty business, and directors and officers insurance, particularly as increased reinsurance costs limit new companies from entering these lines of business. We also expect that our personal umbrella policy will grow as we are one of the few insurers that write this coverage without also writing the underlying auto and homeowners insurance.

        We initially wrote specialty property and casualty insurance through independent underwriting agents. We opened our first branch office in 1984, and began to shift from independent underwriting agents to wholly-owned branch offices that market to wholesale producers. We also market certain products to retail producers from several of our Casualty, Surety and Property Divisions. We produce a limited amount of business under agreements with underwriting general agents under the auspices of our product vice presidents. The majority of business is marketed through our branch offices located in Los Angeles, California; Oakland, California; Glastonbury, Connecticut; Sarasota, Florida; Atlanta, Georgia; Alpharetta, Georgia; Honolulu, Hawaii; Chicago, Illinois; Peoria, Illinois; Boston, Massachusetts; St. Paul, Minnesota; Summit, New Jersey; Cleveland, Ohio; Philadelphia, Pennsylvania; Dallas, Texas; Houston, Texas; and Seattle, Washington.

        For the nine months ended September 30, 2002, the following table provides the geographic distribution of our risks insured as represented by direct premiums earned for all product lines. For the nine months ended September 30, 2002, no other state accounted for more than 2% of total direct premiums earned for all product lines.

State	Direct Premiums Earned	Percent of Total
	(in thousands)
California	$109,490	25.1%
Texas	47,259	10.8%
Florida	36,876	8.5%
New York	29,416	6.7%
Illinois	16,023	3.7%
Georgia	14,522	3.3%
Ohio	12,690	2.9%
Pennsylvania	12,675	2.9%
New Jersey	10,421	2.4%
Tennessee	9,134	2.1%
Hawaii	8,263	2.0%
Missouri	8,125	2.0%
All Other	120,903	27.6%

Total direct premiums	$435,797	100.0%

        In the ordinary course of business, we rely on other insurance companies as business partners to share risks through reinsurance. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk, known as facultative placements. In addition, there are excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks. Reinsurance is subject to certain risks, specifically market risk, which affects the cost of, and the ability to secure, these contracts, and collection risk, which is the risk that our reinsurers may not pay on losses in a timely fashion or at all. The following table illustrates, through premium volume, the degree to which we utilize reinsurance. See Note 5 to our audited consolidated financial statements for an expanded discussion of the impact of reinsurance on our operations.

	Nine months ended September 30,
			Years ended December 31,
Written Premiums:
	2002	2001	2001	2000	1999
	(in thousands)
Direct	$534,815	$380,139	$511,985	$437,866	$339,575
Reinsurance ceded	(231,354)	(145,702)	(196,772)	(177,013)	(111,951)

Net	$303,461	$234,437	$315,213	$260,853	$227,624

Specialty Insurance Market Overview

        The specialty insurance market differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform with relatively predictable exposures, and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for risks that do not fit the underwriting criteria of the standard carriers. Competition tends to focus less on price and more on availability, service and other value-based considerations. While specialty market exposures may have higher insurance risks than their standard market counterparts, we manage these risks to achieve higher financial returns. To reach our financial and operational goals we must have extensive knowledge and expertise in our markets. Most of our risks are considered on an individual basis and restricted limits, deductibles, exclusions and surcharges are employed in order to respond to distinctive risk characteristics.

        We operate in the excess and surplus market and the specialty admitted market.

  Excess and Surplus Market

        The excess and surplus market focuses on hard-to-place risks and risks that admitted insurers specifically refuse to write. Excess and surplus eligibility allows our insurance subsidiaries to underwrite nonstandard market risks with more flexible policy forms and unregulated premium rates. This typically results in coverages that are more restrictive and more expensive than in the standard admitted market. In 2001, the excess and surplus market represented approximately $15.7 billion, or 4.4%, of the entire $357 billion, domestic property and casualty industry, as measured by direct premiums written. For the nine months ended September 30, 2002, our excess and surplus units had direct premiums written of $212.1 million representing approximately 39.7% of our total direct written premium for the period.

  Specialty Admitted Market

        We also write business in the specialty admitted market. Most of these risks are unique and hard to place in the standard market, but for marketing and regulatory reasons, they must remain with an admitted insurance company. The specialty admitted market is subject to greater state regulation than the excess and surplus market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. For the nine months ended September 30, 2002, our specialty admitted units had direct premiums written of $322.7 million representing approximately 60.3% of our total direct written premium for the period.

Business Overview

        We presently underwrite selected property and casualty insurance across three distinct business segments: casualty, property and surety.

  Casualty Segment

  General Liability

        Our general liability business consists primarily of coverage for third party liability of commercial insureds including manufacturers, contractors, apartments and mercantile risks. Net earned premiums totaled $47.7 million, $34.9 million and $31.1 million, or 15%, 13% and 14% of consolidated net revenues for the years 2001, 2000 and 1999, respectively. Net earned premiums totaled $52.1 million and $34.8 million, or 19% and 15% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Commercial and Personal Umbrella Liability

        Our commercial umbrella coverage is principally written in excess of primary liability insurance provided by other carriers and, to a small degree, in excess of primary liability written by us. The personal umbrella coverage, which is produced through the Specialty Markets Division, is written in excess of the homeowners and automobile liability coverage provided by other carriers. Net earned premiums totaled $56.3 million, $62.9 million and $59.0 million, or 18%, 24% and 26% of consolidated net revenues for the years 2001, 2000 and 1999, respectively. Net earned premiums totaled $24.9 million and $42.2 million, or 9% and 19% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Executive Products

        We produce financial products such as directors' and officers', or D&O, liability and other miscellaneous professional liability for a variety of low to moderate classes of risks. Recent events affecting the economy have resulted in several insurers ceasing to write D&O coverage, and this has created an opportunity to raise rates significantly and reduce exposures. The package of coverages offered has been expanded to include a variety of coverages of interest to corporations and executives, such as employment practices liability and fiduciary liability. This is designed to give the product broader appeal. Net earned premiums totaled $4.5 million, $3.0 million and $2.6 million, or 1% of consolidated net revenues for the years 2001, 2000 and 1999, respectively. Net earned premiums totaled $5.9 million and $3.2 million, or 2% and 1% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Program Business

        We began writing program business in 1998 through a broker in New Jersey. During 2001, we improved our infrastructure to streamline processing through automation and utilization of new technologies that shorten the time required to launch new products and programs. We continue to develop new programs for a variety of affinity groups. Coverages offered include: commercial property, general liability, commercial automobile, inland marine, and crime. Often, these coverages are combined into a package or portfolio policy. We have recently moved to a strategy of bringing all risk underwriting "in house" while continuing to rely upon program administrators for policy servicing and sales. Net earned premiums totaled $8.5 million, $4.6 million and $456,000 for 2001, 2000 and 1999, respectively. These amounts represent 3% of consolidated net revenues for 2001 and 2% of revenues in 2000. Net earned premiums totaled $17.5 million and $6.1 million, or 6% and 3% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Transportation

        In 1997, we opened a transportation insurance facility in Atlanta to offer automobile liability and physical damage insurance to local, intermediate and long haul truckers, public transportation risks and equipment dealers. We also offer incidental, related insurance coverages, including general liability, commercial umbrella and excess liability, and motor truck cargo. The facility is staffed by highly experienced transportation underwriters who produce business through independent agents and brokers nationwide. Net earned premiums totaled $23.5 million, $14.2 million and $9.6 million, or 8%, 5% and 4% of consolidated net revenues for 2001, 2000 and 1999, respectively. Net earned premiums totaled $32.1 million and $16.2 million, or 12% and 7% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Other

        We offer a variety of other smaller programs, including deductible buy-back, in-home business, and employer's excess indemnity. Net earned premiums from these lines totaled $16.4 million, $17.3 million and $15.6 million, or 5%, 7% and 6% of consolidated net revenues for the years 2001, 2000 and 1999, respectively. Net earned premiums from these lines totaled $12.8 million and $12.7 million, or 5% and 6% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Property Segment

  Commercial Property

        Our commercial property coverage consists primarily of excess and surplus lines and specialty insurance such as fire and "difference in conditions," which includes earthquake, wind, flood and collapse coverages written in the United States. We write coverage for a wide range of commercial and industrial risks such as office buildings, apartments, condominiums, certain industrial and mercantile structures, buildings under construction and movable equipment. We also write boiler and machinery coverage under the same management as commercial property. In 2001, 2000, and 1999, net earned premiums totaled $62.9 million, $51.8 million and $43.9 million, or 20%, 20% and 19%, respectively, of our consolidated net revenues. During the first nine months of 2002 and 2001, net earned premiums totaled $59.3 million and $46.1 million, or 22% and 20%, respectively, of our consolidated net revenues.

  Homeowners/Residential Property

        In 1997, we acquired a book of homeowners and dwelling fire business for Hawaii homeowners from the Hawaii Property Insurance Association. In the aftermath of Hurricane Iniki in 1992, this business was available at reasonable rates and terms. Net earned premiums totaled $7.9 million, $8.7 million and $6.9 million, or 3% of consolidated net revenues for 2001, 2000, and 1999, respectively. Net earned premiums totaled $5.3 million and $6.0 million, or 2% and 3% of our consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

  Other

        We acquired property business as a part of our acquisition of Underwriters Indemnity Holdings on January 29, 1999. All property coverages associated with this business were non-renewed in accordance with allowed policy provisions. In 1999, net earned premiums totaled $622,000 or less than 1% of consolidated net revenue. In 2000, net earned premiums were negative ($485,000), as reinsurance adjustments resulted in a reclass between premium earned and ceded commissions. This change resulted in no net impact to our bottom line. No premiums were earned on this business in 2001 or 2002.

  Surety Segment

        Our surety business focuses on writing contract bonds for small size contractors, energy-related business for oil and gas operators and a wide range of commercial surety bonds through independent agencies, regional and national brokers. Additional contract surety business is underwritten by our subsidiary, Surety America, LLC. Net earned premium totaled $45.3 million, $34.7 million, and $25.4 million, or 15%, 13% and 11% of consolidated net revenues for 2001, 2000 and 1999, respectively. Net earned premiums totaled $37.5 million and $32.5 million, or 14% of consolidated net revenues, for the first nine months of 2002 and 2001, respectively.

Competition

        Our specialty property and casualty insurance subsidiaries are part of an extremely competitive industry that is cyclical and historically characterized by periods of high premium rates and shortages of underwriting capacity followed by periods of severe competition and excess underwriting capacity. Within the United States alone, approximately 2,500 companies, both stock and mutual, actively market property and casualty products. Our primary competitors in our casualty segment include ACE, AIG, Great West Casualty, Berkshire Hathaway Insurance Group and others. Our primary competitors in our property segment include AIG, Markel Group, St. Paul Companies and others. Our primary competitors in our surety segment include Chubb Group, CNA Insurance Companies and St. Paul Companies. The combination of products, service, pricing and other methods of competition vary from line to line. Our principal methods of meeting this competition are innovative products, marketing structure and quality service to the agents and policyholders at a fair price. We compete favorably in part because of our sound financial base and reputation, as well as our broad geographic penetration into all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. In the property and casualty area, we have acquired experienced underwriting specialists in our branch and home offices. We have continued to maintain our underwriting and marketing standards by not seeking market share at the expense of earnings. New products and new programs are offered where the opportunity exists to provide needed insurance coverage with exceptional service on a profitable basis.

Ratings

        A.M. Best ratings for the industry range from "A++" (Superior) to "F" (In Liquidation) with some companies not being rated. Standard & Poor's ratings for the industry range from "AAA" (Superior) to "CC" (Default Expected). Publications of both A.M. Best and Standard & Poor's indicate that "A" and "A+" ratings are assigned to those companies that, in their opinion, have achieved excellent overall performance when compared to the standards established by these firms and have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, both firms review the company's profitability, leverage and liquidity, as well as the company's spread of risk, the quality and appropriateness of its reinsurance, the quality and diversification of its assets, the adequacy of its policy and loss reserves, the adequacy of its surplus, its capital structure and the experience and objectives of its management. These ratings are based on factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors.

        During 2001, A.M. Best gave a group rating to the combined entity of both RLI Insurance Company and Mt. Hawley Insurance Company based on the similarities of management structure and strategy for the two firms. In 2002, the rating for the two companies was reaffirmed as "A", and both companies were assigned a financial size category of "IX". UIC's A.M. Best rating for 2002 remained "A-" (Excellent). PIC's A.M. Best rating for 2002 remained "A-" (Excellent). In 2001, Standard & Poor's reaffirmed our "A+" rating, citing our strong operating performance, capitalization and risk management. However, Standard & Poor's recently placed us on creditwatch with negative implications as a result of the decline in our capital adequacy through the first nine months of 2002 in light of continued premium growth and unrealized losses on our investment portfolio. Upon completion of this offering, we expect Standard & Poor's to affirm our "A+" rating and remove the rating from creditwatch.

        As of December 31, 2001, we had no public debt outstanding; therefore, no debt rating existed.

Reinsurance

        We reinsure a significant portion of our property and casualty insurance exposure, paying to the reinsurer a portion of the premiums received on such policies. Earned premiums ceded to non-affiliated reinsurers totaled $194.2 million through the first nine months of 2002 and $194.3 million and $161.5 million in 2001 and 2000, respectively. Insurance is ceded principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the insurance ceded.

        We attempt to purchase reinsurance from a number of financially strong reinsurers. Retention levels are adjusted each year to maintain a balance between the growth in surplus and the cost of reinsurance. Of our top 10 largest reinsurers (listed below), four are rated by A.M. Best Company as "A++, Superior" (American Re, General Cologne Re, Transatlantic and Swiss Re), four are listed as "A+, Superior" (Employers Re, Liberty Mutual, Everest Re and Toa-Re), St. Paul Ltd. is rated "A, Excellent," and Folksamerica Reinsurance Co. is rated "A-, Excellent." All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 5% of shareholders' equity.

        The following table sets forth the largest reinsurers in terms of amounts recoverable before reinsurance payables from such reinsurers as of September 30, 2002. Also shown are the amounts of written premium ceded by us to such reinsurers during the first nine months of 2002.

	Gross Reinsurer Exposure as of September 30, 2002	Percent of Total	Ceded Premiums Written	Percent of Total
	(in thousands)	(in thousands)
American Re-Insurance Co.	$103,518	22.4%	$39,406	17.0%
Employers Reinsurance Corp.	63,107	13.7	33,582	14.5
General Cologne Re	52,313	11.3	25,511	11.0
Liberty Mutual Insurance Co.	16,778	3.6	10,232	4.4
Transatlantic Reinsurance	14,772	3.2	2,131	1.0
Everest Reinsurance Co.	13,342	2.9	9,085	3.9
Toa-Re Insurance Co.	11,356	2.5	6,257	2.7
Swiss Reinsurance America	11,326	2.4	5,700	2.5
St. Paul Reinsurance Co.	11,104	2.4	2,993	1.3
Folksamerica Reinsurance Co.	10,456	2.3	4,121	1.8
All other reinsurers	154,029	33.3	92,340	39.9

Total ceded exposure	$462,101	100.0%	$231,358	100.0%

        As of September 30, 2002, we held $6.5 million in irrevocable letters of credit, $7.8 million under trust agreements and $1.0 million in cash to collateralize a portion of the total amount recoverable.

        Reinsurance is subject to certain risks, specifically market risk, which affects the cost of and the ability to secure reinsurance contracts, and collection risk, which relates to the ability to collect from the reinsurer on our claims. Since 1992, we have generally purchased non-proportional reinsurance contracts. This allows us to retain a larger percentage of the premium and a larger portion of the initial loss risk. Under non-proportional reinsurance, the ceding company retains losses on a risk up to a specified amount and the reinsurers assume any losses above that amount. Through our various reinsurance programs, we have generally limited our maximum retained exposure on any one risk to $2 million.

        In 2002 and 2001, our property underwriting was supported by up to $250.0 million in traditional catastrophe reinsurance protection, subject to certain retentions by us. We continuously monitor and quantify our exposure to earthquake risk, the most significant catastrophe exposure to us, by means of catastrophe exposure models developed by independent experts in that field. For the application of the catastrophe exposure models, exposure and coverage detail is recorded at each risk location. The model results are used both in the underwriting analysis of individual risks, and at a corporate level for the aggregate book of catastrophe exposed business. From both perspectives, we consider the potential loss produced by events with a Richter magnitude (a measure of the energy released by an earthquake event) equivalent to the earthquake on those faults which represent the greatest loss potential to us, which are expected to recur at average intervals of 100 years, or 6.5 magnitude, whichever is greater.

Under our models, the probability that an earthquake event would exceed our reinsurance cover (including facultative, excess of loss, surplus, and cat treaty) was 0.71% as of December 31, 2001. In addition, we examine the portfolio exposure considering all possible earthquake events of all magnitudes and return periods, on all faults represented in the model. Under our models, the probability that an earthquake event would exceed our reinsurance cover and 100% of our surplus was 0.39% as of December 31, 2001.

        In 2002, we continued our innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company. The program, called Catastrophe Equity Puts (CatEPuts), augments our traditional reinsurance by allowing us to put up to $50.0 million of convertible preferred shares to Zurich at $1,000 per share in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. The preferred shares are convertible to common stock at the current market rate. CatEPuts began as a multi-year program and is designed to enable us to continue operating after a loss of such magnitude that our reinsurance capacity is exhausted. If we exercise our option to put preferred shares to Zurich, then Zurich, in turn, has the option to reinsure certain business written by us on a prospective basis. We have the option to repurchase the preferred shares in a three- to four-year period after issuance. In November 2000, we renewed this agreement for an additional three-year period. The annual commitment fee is recognized as a decrease in shareholders' equity.

Factors Affecting Specialty Property and Casualty Profitability

        The profitability of the specialty property and casualty insurance business is generally subject to many factors, including rate adequacy, the severity and frequency of claims, natural disasters, state regulation, default of reinsurers, interest rates, general economic conditions and court decisions that define and expand the extent of coverage and the amount of compensation due for injuries or losses. One of the distinguishing features of the property and casualty insurance business is that its product must be priced before the ultimate claims costs can be known. In addition, underwriting profitability has tended to fluctuate over cycles of several years' duration. Insurers generally had profitable underwriting results in the late 1970s, substantial underwriting losses in the early 1980s and somewhat smaller underwriting losses in 1986 and 1987. During the years 1988 through 1992, underwriting losses increased due to increased rate competition and the frequency and severity of catastrophic losses, although pre-tax operating income remained profitable due to investment income gains. Since 1993, the industry experienced improvement in underwriting losses, particularly in years with fewer catastrophe losses. The trends experienced during the late 1980s, however, have continued and companies continue to post underwriting losses but remain profitable through investment income gains. For 2001, the industry's statutory combined ratio was 115.9, representing the worst performance for the property and casualty industry ever. Poor underwriting and investment losses both contributed to the results. For 2002, the industry is expected to improve to a 108.1 statutory combined ratio. We believe that certain other factors affect our ability to underwrite specialty lines successfully, including the following:

  Specialized Underwriting Expertise

        We employ experienced professionals in our underwriting offices. Each office restricts its production and underwriting of business to certain classes of insurance reflecting the particular areas of expertise of its key underwriters. In accepting risks, all independent and affiliated underwriters are required to comply with risk parameters, retention limits and rates prescribed by our underwriting group, which reviews submissions and periodically audits and monitors underwriting files and reports on losses over $100,000. Compensation of senior underwriters is substantially dependent on the profitability of the business for which they are responsible. The loss of any of these professionals could have an adverse effect on our underwriting abilities and earnings in these lines.

  Retention Limits

        We limit our net retention of single and aggregate risks through the purchase of reinsurance (see "Business—Reinsurance"). The amount of reinsurance available fluctuates according to market conditions. Reinsurance arrangements are subject to annual renewal. Any significant reduction in the availability of reinsurance or increase in the cost of reinsurance could adversely affect our ability to insure specialty property and casualty risks at current levels or to add to the amount thereof.

  Claims Adjustment Ability

        We have a professional claims management team with proven experience in all areas of multi-line claims work. This team supervises the handling and resolution of all claims and directs all outside legal and adjustment specialists on an individual claim and/or audit basis. Whether a claim is being handled by our claim specialist or has been assigned to a local attorney or adjuster, detailed attention is given to each claim to minimize loss expenses while providing for loss payments in a fair and equitable manner.

  Expense Control

        Our management continues to review all areas of our operations to streamline the organization, emphasizing quality and customer service, while minimizing expenses. These strategies will help to contain the growth of future costs. Maintaining and improving underwriting and other key organizational systems continues to be paramount as a means of supporting our growth. We maintain a philosophy of acquiring and retaining talented insurance professionals and building infrastructure to support continued growth. Other insurance operating expenses totaled 4% of gross written premiums for the years 2001, 2000 and 1999. Through September 30, 2002, other insurance operating expenses totaled 3% of gross written premium compared to 4% for the same period last year.

Marketing and Distribution

  Broker Business

        The largest volume of broker generated premium is commercial property, general liability, commercial surety, commercial umbrella and commercial automobile. This business is produced through wholesale and retail brokers who are not affiliated with us.

  Independent Agent Business

        Our Surety Division offers its business through a variety of independent agents. Additionally, we write program business, such as personal umbrella and the in-home business policy, through independent agents. Homeowners and dwelling fire is produced through independent agents in Hawaii. Each of these programs involves detailed eligibility criteria, which are incorporated into strict underwriting guidelines. The programs involve prequalification of each risk using a system accessible by the independent agent. The independent agent cannot bind the risk unless they receive approval through our system.

  Underwriting Agents

        We contract with certain underwriting agencies who have limited authority to underwrite business on our behalf. These underwriting general agencies may receive some compensation through contingent profit commission. Otherwise, producers of business who are not our employees are generally compensated on the basis of direct commissions with no provision for any contingent profit commission.

  E-commerce

        We are actively employing e-commerce to produce and efficiently process and service business, including package policies for limited service motel/hotel operations and in-home businesses, small commercial and personal umbrella risks, liability insurance for artisan contractors and private investigators, California difference in conditions and New Madrid earthquake property coverages and surety bonding.

Environmental Exposures

        We are subject to environmental claims and exposures through our commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Within these lines our environmental exposures include environmental site cleanup, asbestos removal and mass tort liability. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

        The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) for the periods ended 2001, 2000 and 1999:

	December 31,
Inception-to-date
	2001	2000	1999
	(in thousands)
Loss and Loss Adjustment Expense (LAE) payments:
Gross	$26,540	$23,720	$22,565
Ceded	(15,465)	(14,070)	(13,671)
Net	$11,075	$9,650	$8,894
Unpaid losses and LAE at end of year:
Gross	$18,779	$17,110	$16,125
Ceded	(9,425)	(9,220)	(8,566)
Net	$9,354	$7,890	$7,559

        Although our environmental exposure is limited as a result of entering liability lines after the industry had already recognized it as a problem, the ultimate liability for this category of exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers, making it even more difficult to assess the ultimate impact.

Losses and Settlement Expenses

        Many years may elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves, which are balance sheet liabilities. The reserves represent estimates of future amounts needed to pay claims and related expenses with respect to insured events that have occurred.

        When a claim is reported, our claim department establishes a "case reserve" for the estimated amount of the ultimate payment within 90 days of the receipt of the claim. The estimate reflects the informed judgment of professional claim personnel, based on our reserving practices and the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. Estimates for losses incurred but not yet reported (IBNR) are determined on the basis of statistical information, including our past experience. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses.

        The reserves are closely monitored and reviewed by our management, with changes reflected as a component of earnings in the current accounting period. For lines of business without sufficiently large numbers of policies or that have not accumulated sufficient development statistics, industry average development patterns are used. To the extent that the industry average development experience improves or deteriorates, we adjust prior accident years' reserves for the change in development patterns. Additionally, there may be future adjustments to reserves should our actual experience prove to be better or worse than industry averages.

        As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors, such as legal developments and economic conditions, including the effects of inflation. The reserving process provides implicit recognition of the impact of inflation and other factors affecting claims payments by taking into account changes in historic payment patterns and perceived probable trends. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and settlement expense development). The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

        Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed amounts reserved, with a resulting adverse effect on us. Based on the current assumptions used in calculating reserves, management believes our overall reserve levels at September 30, 2002 are adequate to meet our future obligations.

        The table which follows is a reconciliation of our unpaid losses and settlement expenses for the nine months ended September 30, 2002 and September 30, 2001 and for the years 2001, 2000 and 1999.

	As of and for the nine months ended September 30,		December 31,
	2002	2001	2001	2000	1999
	(Dollars in thousands)
Unpaid losses and settlement expenses at beginning of year:
Gross	$604,505	$539,750	$539,750	$520,494	$415,523
Ceded	(277,255)	(239,696)	(239,696)	(245,580)	(168,261)

Net	327,250	300,054	300,054	274,914	247,262
Unpaid losses and settlement expenses:
UIH, Inc.—Acquisition Date:
Gross					74,979
Ceded					(67,642)

Net					7,337
Increase (decrease) in incurred losses and settlement expenses:
Current accident year	138,824	111,587	146,909	126,220	101,053
Prior accident years	5,639	2,951	8,967	(1,634)	(4,596)

Total incurred	144,463	114,538	155,876	124,586	96,457

Losses and settlement expense payments for claims incurred:
Current accident year	(23,997)	(22,662)	(35,738)	(34,373)	(21,675)
Prior accident years	(75,066)	(72,100)	(92,788)	(65,216)	(53,892)

Total paid	(99,063)	(94,762)	(128,526)	(99,589)	(75,567)

Insolvent reinsurer charged off (recovered)	(994)	148	(242)	143	(1,000)
Loss reserves commuted	0	0	88	0	425

Unpaid losses and settlement expenses at end of year:	$371,656	$319,978	$327,250	$300,054	$274,914

Unpaid losses and settlement expenses at end of year:
Gross	$704,334	$551,569	$604,505	$539,750	$520,494
Ceded	(332,678)	(231,591)	(277,255)	(239,696)	(245,580)

Net	$371,656	$319,978	$327,250	$300,054	$274,914

        The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information, and ultimate payments were made, on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is therefore continually updated and revised as the claim reporting, initial reserving, reserve adjustment and ultimate settlement process takes place, until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us, and interpret any particular period's indications with a realistic technical understanding of the weight that can be given to those observations.

        An explanation of significant components of reserve development by calendar year is as follows:

        1999.    During 1999, we experienced $4.6 million of favorable development on loss reserves, primarily in the property segment. This favorable development is a continuing result of Northridge earthquake claims from the 1994 accident year. These claims resulted from coverage we provided on excess layers of coverage. The complexity and severity of claims affecting these layers on relatively large risks contributed to losses settling for less than what had been originally reserved.

        2000.    During the year 2000, we experienced $1.6 million of favorable development on the casualty segment's loss reserves. Favorable development on casualty claims resulted from claim settlements and reevaluations of case reserves during the accounting period which were, in the aggregate, less than the IBNR and case reserves established at the beginning of the period.

        2001.    During 2001, we experienced $9.0 million of adverse development on loss reserves. Of this total, approximately $3.1 million of development occurred in the property segment. The higher than expected losses were caused by a greater number of claims, of greater average cost, than anticipated on this book of business. Property development related primarily to slower reporting of losses on international and certain other property lines written in 1999 and 2000. We are a domestic U.S. property-casualty insurer. We do not maintain offices or staff outside of the United States. In 1999 and 2000, we began to accept business on international property exposures. Typically the international exposures represented larger and more complex risks, in both a physical sense and in terms of the total exposed values, than our primary property book. Our direct exposure was typically for a small portion of an excess layer.

        We rely upon the brokers and claims examiners involved locally to communicate the information necessary for us to assess our ultimate losses on our portion of coverage. This contributed to a relatively slower reporting of ultimate losses on this segment of business, contrary to what had been experienced with previous property loss development.

        Because of the scale and complexity of the insured properties and operations, and the magnitude of losses reaching the coverage layer insured by us, more time is required to determine the ultimate cost of the claim, increasing the inherent variability of an estimate at any point in time. As subsequent and more accurate estimates of loss were provided, our ultimate estimates of loss were adjusted accordingly. We discontinued writing international business in 2000.

        The surety segment experienced $2.8 million in adverse development, primarily in the contract bond sector. Contract surety experienced losses beyond expectations, due in part, to the economic slowdown that occurred over the past year. Additionally, the casualty segment experienced $3.1 million in adverse development, primarily in the commercial umbrella book, where growth in coverage in commercial "long-haul" transportation business written in 1999 and 2000 resulted in losses that exceeded our traditional commercial umbrella development patterns. This impact was recognized during 2001 and we no longer write this class of business. Our commercial umbrella coverage provides liability coverage in excess of, and in addition to, the primary liability policies. In 1998 we began writing commercial umbrella business through a new production facility, specializing in commercial long-haul transportation business. In general, the business produced by the new production facility was measurably less profitable than the business written previously. Prior to that time, there was materially less for-hire transportation exposure, including long-haul exposure, written within our commercial umbrella coverage. With the increase in for-hire transportation business, our loss experience included a higher frequency of transportation losses as well as a higher level of severity which distorted historical development patterns. Because of the low frequency, high severity nature of commercial umbrella claims, the incremental information provided by any subset of claims is not conclusive in itself. It is therefore difficult to react meaningfully to significant changes in experience, such as occurred in 1999 and 2000 on this product.

        2002.    Through September 30, 2002, we experienced approximately $5.6 million of adverse development on prior loss reserves. $3.2 million is attributable to the surety segment where economic factors continued to cause deterioration in the contract portion of this business. The remaining amount is the aggregate of a number of small, individually immaterial amounts from various discontinued classes of business. Due to the small volume of business written, these lines lacked sufficient experience data to accurately set reserves.

        The table on the following page presents the development under GAAP of our balance sheet reserves from 1992 through 2001. The top line of the table shows the reserves at the balance sheet date for each of the indicated periods. This represents the estimated amount of losses and settlement expenses arising in all prior years that are unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual periods.

	Year Ended December 31,
	1992 & Prior	1993	1994	1995	1996	1997	1998	1999	2000	2001
	(Dollars in thousands)
Net Liability for unpaid losses and settlement expenses at end of year	$140,248	$175,491	$204,771	$232,308	$247,806	$248,552	$247,262	$274,914	$300,054	$327,250
Paid (cumulative) as of:
One year later	24,589	36,416	46,905	37,505	47,999	54,927	53,892	65,216	92,788
Two years later	46,342	63,675	73,972	75,485	85,342	98,188	88,567	113,693
Three years later	64,364	84,614	100,936	103,482	112,083	120,994	114,465
Four years later	78,994	96,741	121,834	121,312	129,846	136,896
Five years later	85,746	106,631	135,524	132,045	139,006
Six years later	92,689	114,777	143,377	137,729
Seven years later	97,164	120,760	146,333
Eight years later	101,254	122,409
Nine years later	102,748
Liability re-estimated as of:
One year later	128,600	166,666	218,499	220,185	240,264	245,150	243,270	273,230	309,021
Two years later	132,850	164,218	214,352	228,636	242,865	248,762	233,041	263,122
Three years later	132,376	157,286	212,964	222,761	233,084	232,774	229,750
Four years later	127,426	168,782	217,790	210,876	219,888	220,128
Five years later	140,536	163,127	207,355	202,596	207,148
Six years later	134,950	156,210	199,632	191,805
Seven years later	127,738	150,381	190,646
Eight years later	123,395	143,353
Nine years later	119,403
Net cumulative redundancy (deficiency)	$20,845	$32,138	$14,125	$40,503	$40,658	$28,424	$17,512	$11,792	$(8,967)
Gross Liability		$310,767	$394,966	$418,986	$405,801	$404,263	$415,523	$520,494	$539,750	$604,505
Reinsurance (recoverable)		(135,276)	(190,195)	(186,678)	(157,995)	(155,711)	(168,261)	(245,580)	(239,696)	(277,255)
Net Liability		$175,491	$204,771	$232,308	$247,806	$248,552	$247,262	$274,914	$300,054	$327,250
Gross re-estimated liability			$397,275	$372,475	$356,386	$420,918	$483,697	$501,939	$619,344
Re-estimated recoverable			(206,629)	(180,670)	(149,238)	(200,790)	(253,947)	(238,817)	(310,323)
Net re-estimated liability			$190,646	$191,805	$207,148	$220,128	$229,750	$263,122	$309,021
Gross cumulative redundancy (deficiency)			$(2,309)	$46,511	$49,415	$(16,655)	$(68,174)	$18,555	$(79,594)

Operating Ratios

  Premiums to Surplus Ratio

        The following table shows, for the periods indicated, our insurance subsidiaries' statutory ratios of net premiums written to policyholders' surplus. While there is no statutory requirement applicable to us that establishes a permissible net premiums written to surplus ratio, guidelines established by the National Association of Insurance Commissioners, or NAIC, provide that this ratio should generally be no greater than 3 to 1.

	As of and for the nine months ended September 30,				Year Ended December 31,
	2002		2001		2001	2000	1999	1998	1997
	(Dollars in thousands)
Statutory net premiums written	$303,461		$234,437		$315,213	$260,853	$227,624	$145,701	$144,674
Policyholders' surplus	300,193		263,586		289,997	309,945	286,247	314,484	265,526
Ratio	1.3 to 1	(1)	1.2 to 1	(1)	1.1 to 1	.8 to 1	.8 to 1	.5 to 1	.5 to 1

(1)
Computed on an annualized basis.

  GAAP and Statutory Combined Ratios

        Our underwriting experience is best indicated by our GAAP combined ratio, which is the sum of (a) the ratio of incurred losses and settlement expenses to net premiums earned (loss ratio) and (b) the ratio of policy acquisition costs and other operating expenses to net premiums earned (expense ratio).

	As of and for the nine months ended September 30,
			Year Ended December 31,
GAAP
	2002	2001	2001	2000	1999	1998	1997
Loss ratio	58.4	57.3	57.1	53.8	49.4	45.4	43.2
Expense ratio	37.7	40.1	40.1	41.0	41.8	42.8	43.6

Combined ratio	96.1	97.4	97.2	94.8	91.2	88.2	86.8

        We also calculate the statutory combined ratio, which is not indicative of GAAP underwriting profits due to accounting for policy acquisition costs differently for statutory accounting purposes compared to GAAP. The statutory combined ratio is the sum of (a) the ratio of statutory loss and settlement expenses incurred to statutory net premiums earned (loss ratio) and (b) the ratio of statutory policy acquisition costs and other underwriting expenses to statutory net premiums written.

	As of and for the nine months ended September 30,
			Year Ended December 31,
Statutory
	2002	2001	2001	2000	1999		1998	1997
Loss ratio	58.0	57.4	57.1	53.8	47.6	(2)	48.0	43.0
Expense ratio	33.8	39.5	38.7	42.0	42.5	(2)	40.4	47.4

Combined ratio	91.8	96.9	95.8	95.8	90.1	(2)	88.4	90.4

Industry combined ratio(1)			115.9	110.1	107.8		105.6	101.6

(1)
Source: A.M. Best Aggregate & Averages—Property-Casualty (2002 Edition), statutory basis.
(2)
The ratios presented include the results of UIC and PIC only from the date of acquisition, January 29, 1999.

Investments

        Oversight of our investment portfolios is conducted by an investment committee of our board of directors. We follow an investment policy that is reviewed quarterly and revised periodically.

        Our investment portfolio serves primarily as the funding source for loss reserves and secondly as a source of income and appreciation. For these reasons, our primary investment criteria are quality and liquidity, followed by yield and potential for appreciation. Investments of the highest quality and marketability are critical for preserving our claims-paying ability. The majority of our fixed income investments are U.S. government or AA-rated or better taxable and tax-exempt securities. Common stock investments are limited to securities listed on the national exchanges and rated by the Securities Valuation Office of the NAIC. With the exception of a small warrant position in a private equity investment, our portfolio contains no derivatives or off-balance sheet structured investments. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite its low volatility, our overall portfolio's fairly conservative approach has contributed significantly to our historic growth in book value.

        During 2001, we allocated the majority of our operating and portfolio cash flows to the purchase of intermediate-term corporate securities. The mix of instruments within the portfolio is decided at the time of purchase on the basis of available after-tax returns and overall taxability of all invested assets. Almost all securities reviewed for purchase are either high grade corporate, municipal or U.S. Government or agency debt instruments. As part of our investment philosophy, we attempt to avoid exposure to default risk by holding, almost exclusively, instruments ranked in the top three grades of investment security quality by Standard & Poor's and Moody's (i.e. AAA, AA, and A). As of September 30, 2002, 98% of the fixed income portfolio was rated A or better and 87% was rated AA or better. We limit interest rate risk by restricting and managing acceptable call provisions among new security purchases.

        As of December 31, 2001, the municipal bond component of the fixed income portfolio decreased $1.1 million, to $195.6 million and comprised 42.3% of our total fixed income portfolio, down 6.7% from year-end 2000. The taxable U.S. government and agency portion of the fixed income portfolio decreased by $45.4 million to $155.7 million, or 33.7% of the total versus 50.0% at year-end 2000. Investment grade corporate securities totaled $111.0 million compared to $4.0 million at year-end 2000 and comprised 24.0% of our total fixed income portfolio versus 1.0% at year-end 2000.

        On September 30, 2002, our municipal bond holdings totaled $228.1 million or 40.8% of our total fixed income portfolio, an increase of $32.5 million over year-end 2001 levels. The taxable U.S. government and agency portion of the portfolio increased by $30.3 million to $186.0 million or 33.3% of the total fixed income portfolio. Investment grade corporate securities totaled $144.3 million, an increase of $33.3 million from year end 2001, and comprised 25.9% of our total fixed income portfolio.

        We follow a program of matching assets to anticipated liabilities to ensure our ability to hold securities until maturity. These anticipated liabilities are then factored against ultimate payout patterns and the resulting payout streams are funded with the purchase of fixed-income securities of like maturity. Our management believes that both liquidity and interest rate risk can best be minimized by such asset/liability matching.

        Aggregate maturities for the fixed maturity securities are as follows:

Maturity Year	Par Value	Amortized Cost	Fair Value	Carrying Value
	(in thousands)
2003	$32,025,000	$32,040,386	$32,700,554	$32,064,179
2004	17,010,000	17,102,455	17,890,846	17,148,710
2005	31,025,000	31,179,896	33,198,878	31,341,478
2006	35,400,000	35,452,557	37,921,072	36,303,259
2007	46,795,000	47,006,836	51,368,646	48,479,180
2008	36,905,000	37,293,262	40,267,727	38,722,850
2009	78,720,000	78,524,647	84,640,540	81,208,395
2010	42,430,000	43,312,406	46,710,302	44,360,215
2011	45,910,000	46,423,814	51,419,709	49,864,415
2012	49,325,000	50,946,593	53,609,073	52,529,665
2013	27,228,158	28,349,516	30,654,121	29,606,985
2014	11,936,708	12,441,364	13,417,993	13,158,719
2015	18,380,000	19,128,709	20,475,328	19,679,767
2016	1,773,229	1,838,668	1,965,939	1,954,656
2017	1,550,000	1,547,714	1,668,473	1,668,473
2018	0	0	0	0
2019	0	0	0	0
2020	0	0	0	0
2021	1,500,000	1,860,521	2,099,475	2,099,475
2022	0	0	0	0
2023	1,000,000	1,098,836	1,272,939	1,272,939
2024	2,000,000	1,999,692	2,069,063	2,069,063
2025	2,050,000	2,039,656	2,131,264	2,131,264
2026	999,999	1,022,343	1,052,030	1,052,030
2027	0	0	0	0
2028	3,154,492	3,150,578	3,256,728	3,256,728
2029	2,226,072	2,221,068	2,319,492	2,319,492
2030	8,541,499	8,355,112	8,779,710	8,779,710
2031	18,542,566	18,212,676	19,288,142	19,288,142
2032	8,216,915	8,143,020	8,489,796	8,489,796
2033	0	0	0	0
2034	1,000,000	1,004,897	1,077,930	1,077,930
2035	2,000,000	2,022,570	2,208,440	2,208,440
2036	2,000,000	2,009,836	2,103,400	2,103,400
2037	0	0	0	0
2038	0	0	0	0
2039	2,000,000	2,125,327	2,201,680	2,201,680
2040	0	0	0	0
2041	0	0	0	0
2042	0	0	0	0
2043	2,000,000	2,045,600	2,010,078	2,010,078

	$533,644,638	$539,900,555	$578,269,368	$558,451,113

        At December 31, 2001, our equity securities were valued at $277.6 million, a decrease of $28.6 million from the $306.2 million held at the end of 2000. During 2001, pretax unrealized loss on equity securities totaled $30.9 million for the year. Equity securities represented 35.0% of cash and invested assets at the end of 2001, a decrease from the 40.5% at year-end 2000. As of the year-end, total equity investments held at the operating companies represented 88.3% of the combined statutory surplus of the insurance subsidiaries.

        At September 30, 2002, our equity securities were valued at $213.4 million, a decrease of $64.2 million from year-end levels. Through the first nine months of 2002, pre-tax unrealized losses on equity securities totaled $63.6 million compared to $44.1 million for the first nine months of 2001. Equity securities represented 25% of cash and invested assets as of September 30, 2002, or 71.1% of the combined statutory surplus of the insurance subsidiaries.

        Combined cash and short-term investments totaling $53.6 million at year-end 2001 represented 6.8% of cash and invested assets versus 6.4% the prior year. As of September 30, 2002, combined cash and short-term investments totaled $95.7 million or 11.0% of cash and invested assets. Our short-term investments consist of U.S. government and agency backed money market funds and the highest rated commercial paper.

        Under accounting principles generally accepted in the United States or GAAP, equity and fixed income securities, designated as available-for-sale and trading, are carried at fair market value. However, a company that can demonstrate its ability and intent to hold fixed income securities until their originally scheduled maturity is permitted to carry such securities at amortized cost. We have chosen to carry a large portion of our fixed income securities at amortized cost as we believe we have constructed our fixed income portfolios to match expected liability payouts and thus have the ability and intention to hold such securities until their originally scheduled maturity dates. Consequently, fluctuations in the market value of such bonds are not reflected in the financial statements and do not affect shareholders' equity. As of September 30, 2002, 43% of total bond securities were classified in this manner.

        Our investment results are summarized in the following table:

	Nine Months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Dollars in Thousands)
Average Invested Assets(1)	$830,560	$755,453	$774,826	$723,677	$684,269	$640,576	$570,901
Investment Income(2)(3)	28,058	23,805	32,178	29,046	26,015	23,937	24,558
Realized Gains/ (Losses)(3)	(3,773)	3,478	4,168	2,847	4,467	1,853	2,982
Change in Unrealized Appreciation/ (Depreciation)(3)(4)	$(49,127)	$(39,943)	$(30,268)	$20,537	$(16,263)	$36,183	$55,760
Annualized Return on Average Invested Assets	(4.0)%	(2.2)%	0.8%	7.2%	2.1%	9.7%	14.6%

(1)
Average of amounts at beginning and end of each period.
(2)
Investment income, net of investment expenses, including non-debt interest expense.
(3)
Before income taxes.
(4)
Relates to available-for-sale fixed income and equity securities.

Regulation

  State Regulation

        As an insurance holding company, we, as well as our insurance subsidiaries are subject to regulation by the states in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires periodic reporting to the state regulatory authority the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

        The insurance holding company laws also require that ordinary dividends be reported to the insurer's domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator's prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100% of the insurer's statutory net income for the most recent calendar year or 10% of its statutory policyholders' surplus as of the preceding year-end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

        In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

        Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Market oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, and requiring the filing and in some cases, approval, of premiums and commission rates to ensure they are fair and equitable. Such restrictions may limit the ability of our insurance company subsidiaries to introduce new products or implement desired changes to current premium rates or policy forms. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

        The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. The NAIC recently developed a codified version of these statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required our insurance company subsidiaries to recognize a cumulative effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods.

        This cumulative effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities. This statutory adjustment had no impact on our GAAP financial statements as presented in this prospectus.

        Under state insurance laws, our insurance company subsidiaries cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer as an asset or as a deduction from its liabilities in their statutory financial statements, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. As of September 30, 2002, $6.7 million of our reinsurance recoverables were due from unlicensed or non-accredited reinsurers that had not provided us with approved collateral.

        Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

        State regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking brokers' and agents' licenses to transact business in the state. The manner of operating in particular states may vary according to the agent/broker licensing requirements of the particular state, which may, among other things, require a firm to operate in the state through a corporation. In a few states, licenses are issued only to individual residents.

        Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies.

        In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas:

  Terrorism Exclusion Regulatory Activity

        After the events of September 11, 2001, the NAIC urged states to grant conditional approval to commercial lines endorsements that excluded coverage for acts of terrorism consistent with language developed by the Insurance Services Office, Inc. The ISO endorsement included certain coverage limitations. Many states allowed the endorsements for commercial lines, but rejected such exclusions for personal exposures.

        On November 26, 2002, President George W. Bush signed the Terrorism Risk Insurance Act of 2002. The act provides for a federal backstop for terrorism losses as defined by the act and certified by the Secretary of State. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. The act further states that until December 31, 2003, rates and forms for terrorism risk insurance covered by the act are not subject to prior approval or a waiting period under any applicable state law. Rates and forms of terrorism exclusions and endorsements are subject to subsequent review.

  Mold Contamination

        The property-casualty insurance industry experienced an increase in claim activity in 2001 pertaining to mold contamination. Significant plaintiffs' verdicts and increased media attention to the subject have caused insurers to develop and/or refine relevant insurance policy language that excludes mold coverage. The insurance industry foresees increased state legislative activity pertaining to mold contamination in 2003. We will closely monitor litigation trends in 2003, and continue to review relevant insurance policy exclusion language.

  Privacy

        As mandated by the federal Gramm-Leach-Bliley Act, enacted in 1999, states in 2001 continued to promulgate and refine regulations that require financial institutions, including insurance licensees, to take certain steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information.    Our insurance subsidiaries have implemented procedures to comply with the Gramm-Leach-Bliley related privacy requirements.

  Federal Regulation

        Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. We are monitoring the following initiatives.

  Terrorism Risk Insurance Act of 2002

        On November 26, 2002, President George W. Bush signed the Terrorism Risk Insurance Act of 2002 under which coverage provided for losses caused by acts of terrorism is partially reimbursed by the United States under a formula whereby the government pays 90% of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is based upon a percentage of direct earned premium for property and casualty policies. Coverage under the act must be offered to all property, casualty and surety insureds.

        The act limits an insurer's exposure to terrorist acts (as defined by the act) to the deductible formula. The cost of any available reinsurance coverage for an insurer's deductible exposure is presently unknown; nor is it known whether insureds will elect to purchase the coverage offered under the act.

        We have begun the process of notifying insureds of their rights to accept or reject coverage in accordance with the act. It is anticipated that previous exclusions for terrorism events not covered under the act will continue to be utilized.

  Financial Services Modernization

        The Gramm-Leach-Bliley Act was signed into law by President Clinton on November 12, 1999. The principal focus of the act is to facilitate affiliations among banks, securities firms and insurance companies. The ability of banks and securities firms to affiliate with insurers may increase the number, size and financial strength of potential competitors. As noted above, the Gramm-Leach-Bliley Act also includes requirements for the privacy of certain consumer and customer information by financial institutions, including insurance licensees.

  OFAC

        The Treasury Department's Office of Foreign Asset Control ("OFAC") maintains a list of "Specifically Designated Nationals and Blocked Persons" (the "SDN List"). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC's regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers' responsibilities with respect to the SDN List has increased significantly since September 11. Our insurance subsidiaries have implemented procedures to comply with OFAC's SDN List regulations.

Corporate Compliance

        We have developed a Code of Conduct and Compliance Manual, which provides directors, officers and employees with guidance on complying with a variety of federal and state laws.

Licenses and Trademarks

        Replacement Lens Inc., or its designated employees, must be licensed to act as resident or non-resident producers by regulatory authorities in the states in which it operates.

        RLI Insurance Company obtained service mark registration of the letters "RLI" in 1998, and "eRLI" and "RLINK" in 2000, in the U.S. Patent and Trademark Office. Such registrations protect the marks nationwide from deceptively similar use. The duration of these registrations is ten years unless renewed.

Clientele

        No significant part of our business is dependent upon a single client or upon a very few clients, the loss of any one of which would have a material adverse effect on us.

Employees

        We employ a total of 576 associates. Of the 576 total associates, 60 are part-time and 516 are full-time.

Legal Proceedings

        The following is a description of a complex set of litigation wherein we are both a plaintiff and a defendant. While it is impossible to ascertain the ultimate outcome of this matter at this time, we believe, based upon facts known to date and the opinion of trial counsel, that our position is meritorious. Management's opinion is that the final resolution of these matters will not have a material adverse effect on our financial statements taken as a whole.

        We are the plaintiff in an action captioned RLI Insurance Co. v. Commercial Money Center, which was filed in U.S. District Court, Southern District of California (San Diego) on February 1, 2002. Other defendants in that action are Commercial Servicing Corporation ("CSC"), Sterling Wayne Pirtle, Anita Pirtle, Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank and Sky Bank. The Company filed a similar complaint against the Bank of Waukegan in San Diego, California Superior Court. Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank, Sky Bank and Bank of Waukegan are referred to as the "Investor Banks". The litigation arises out of the equipment and vehicle leasing program of Commercial Money Center ("CMC"). CMC would originate leases, procure bonds pertaining to the performance of obligations of each lessee under each lease, then form "pools" of such leases that it marketed to banks and other institutional investors. We sued for rescission and/or exoneration of the bonds we issued to CMC and sale and servicing agreements we entered into with

CMC and the Investor Banks, which had invested in CMC's equipment leasing program. We contend we were fraudulently induced to issue the bonds and enter into the agreements by CMC, who misrepresented and concealed the true nature of its program and the underlying leases originated by CMC (for which bonds were procured). We also sued for declaratory relief to determine our rights and obligations, if any, under the instruments. Each Investor Bank disputes our claims for relief. CMC is currently in Chapter 7 bankruptcy proceedings.

        Between the dates of April 4 and April 18, 2002, each Investor Bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each Investor Bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the Investor Bank, CMC and us. Each Investor Bank sued for breach of contract, bad faith and other extra- contractual theories. We have answered and deny each Investor Bank's entitlement to relief. The Investor Banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extra-contractual damages, attorneys' fees and interest. The litigation to date has focused on issues of jurisdiction, venue and consolidation of the proceedings. We dispute both liability and damages. Based on the facts and circumstances now known to us, we believe that we have meritorious defenses to these claims. We are vigorously disputing liability and are vigorously asserting our positions in the pending litigation.

        We are party to numerous claims and lawsuits that arise in the normal course of our business. Many of such claims or lawsuits involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and lawsuits will not have a material adverse effect on our financial condition, results of operations or cash flows.

Properties

        We own a two-story, 80,000 square foot building in Peoria, Illinois, which serves as our corporate headquarters.

        Located on the same 15 acre campus is a 12,800 square foot building. We use nearly 9,800 square feet of this building as warehouse storage for records and equipment. We use the remaining 3,000 square feet as office/conference space.

        Additionally, we own two other buildings near our headquarters. One, a 19,000 square foot building is leased to two branch offices of our subsidiary, RLI Insurance Company, and the remaining 3,240 square feet are used for record and furniture storage.

        All other operations lease the office space that they need in various locations throughout the country.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our current directors and executive officers as of December 17, 2002:

Name	Age	Position with the Company	Director/ Executive Officer Since
Gerald D. Stephens	70	Chairman of the Board	1965
Jonathan E. Michael	48	President, Chief Executive Officer and Director*	1985/1997*
Joseph E. Dondanville	46	Senior Vice President and Chief Financial Officer	1992
Camille J. Hensey	60	Vice President and Corporate Secretary	1987
Mary Beth Nebel	46	Vice President and General Counsel	1994
Michael J. Stone	54	President and Chief Operating Officer of RLI Insurance Company and Mt. Hawley Insurance Company, our wholly owned insurance subsidiaries	1997
William R. Keane	86	Director	1966
Gerald I. Lenrow	75	Director	1993
Edwin S. Overman	80	Director	1987
Richard H. Blum	63	Director	2000
Bernard J. Daenzer	86	Director	1972
F. Lynn McPheeters	59	Director	2000
Edward F. Sutkowski	63	Director	1975
Robert O. Viets	58	Director	1993

        Gerald D. Stephens has been our Chairman of the Board since January 1, 2001. Mr. Stephens founded us in 1965 and served as our Chief Executive Officer until his election as Chairman of the Board.

        Jonathan E. Michael is our President and Chief Executive Officer. He was elected Chairman of the Board and Chief Executive Officer of our principal insurance subsidiaries on January 1, 2002. Mr. Michael joined us in 1982, and held various managerial and executive officer positions until his promotion to President and Chief Executive Officer in 2001.

        Joseph E. Dondanville began his career with us in 1984 as Chief Accountant, was promoted to Controller in 1985 and to Vice President and CFO in 1992. He was promoted to Senior Vice President on March 6, 2002. He spent the prior six years with Arthur Andersen & Co.

        Camille J. Hensey is a Vice President and our Corporate Secretary. She joined us in 1970, serving as Corporate Secretary from 1974 through 1984. She rejoined us in the same capacity in 1987.

        Mary Beth Nebel served as our Assistant General Counsel from 1988 through 1994 before being named Vice President and General Counsel. She spent the prior eight years in various law positions with Shand, Morahan & Co.

        Michael J. Stone joined us in 1996 as Vice President, Claim. He was promoted to Senior VP and Executive VP in 1998, and has been President and COO of our principal insurance subsidiaries since January 2002. Mr. Stone served the prior 18 years with The Travelers Insurance Company, most recently as Vice President, Liability Division and Strategic Claim.

        William R. Keane was the Vice President of Contacts, Inc. (contact lens dispenser) in Chicago, Illinois, until his retirement in 1983.

        Gerald I. Lenrow has been in private practice since 1999, providing consultation services to certain members of the insurance industry. He was a consultant to General Reinsurance Corporation until December 31, 1998 and a partner in the international accounting firm of Coopers & Lybrand LLP until 1990, following which he served as its consultant until 1996.

        Edwin S. Overman has been the President Emeritus of the Insurance Institute of America and the American Institute for Chartered Property/Casualty Underwriters, national educational organizations in Malvern, Pennsylvania, since his retirement as President and CEO of those institutes in 1987.

        Richard H. Blum has been the Vice Chairman of Axis Specialty U.S. Holdings, Inc., a reinsurance and insurance subsidiary of Axis Specialty Limited since February 1, 2002. He was Senior Advisor to Marsh & McLennan Companies, Inc., a risk and insurance services firm, and director of Marsh & McLennan Securities Corporation from 1999 to 2002. He was also Vice Chairman of J&H Marsh & McLennan from 1997 to 1999 and Chairman and CEO of Guy Carpenter & Company, Inc., having joined that firm in 1958.

        Bernard J. Daenzer has been the owner of Daenzer Associates, Key Largo, Florida, an insurance consulting services firm, since 1980. He was President and Chairman of Wolhreich and Anderson Insurance Companies and the Howden Swan Insurance Agencies until his retirement in 1980.

        F. Lynn McPheeters is the Vice President and Chief Financial Officer of Caterpillar Inc., manufacturer of construction, mining and related equipment. Mr. McPheeters joined Caterpillar in 1964 and held various finance positions until his promotion to Vice President and CFO in 1998.

        Edward F. Sutkowski has been the President of the law firm of Sutkowski & Rhoads Ltd. in Peoria, Illinois since 1965. Sutkowski & Rhoads has provided legal services to us prior to and during 2002.

        Robert O. Viets has, since 1999, been the President of ROV Consultants, LLC. From 1988 until 1999, he was President, CEO and Director of CILCORP Inc., a holding company in Peoria, Illinois, whose principal business subsidiary was Central Illinois Light Company.

Director Compensation

        During 2001, all of our outside directors were compensated at the rate of $20,000 per year and paid $1,100 for each board meeting attended, $1,100 for each committee meeting of the board attended, and $1,100 for each committee meeting of the board chaired. Directors are also reimbursed for actual travel and related expenses incurred and are provided a travel accident policy funded by us.

  Stock Option Plan For Outside Directors

        The Stock Option Plan for Outside Directors ("Director Plan") provides for the grant of an option to purchase 3,000 shares of our common stock to each newly elected or appointed outside director exercisable at fair market value on the date of grant. In addition, effective the first business day in February of each year, each outside director is annually granted an option to purchase 1,800 shares of our common stock under the Director Plan, exercisable at fair market value on the date of grant. If we earn more than our cost of capital and our Employee Stock Ownership Plan, or ESOP, contribution as provided under our Market Value Potential Executive Incentive Plan, or MVP Plan, in each respective year, each outside director is granted an option to purchase 1,800 additional shares of our common stock under the Director Plan, effective the first business day in February of the succeeding year, exercisable at fair market value on the date of grant.

  Director Deferred Compensation Plan

        Prior to the beginning of each year, an outside director may elect to defer the compensation otherwise payable to the director during the succeeding year pursuant to the Director Deferred Compensation Plan ("Deferred Plan"). Under the Deferred Plan, we must transfer to a bank trustee, under an irrevocable trust established by us, the number of shares having a value equal to the compensation as earned and deferred during the referent year. Dividends on these shares are reinvested quarterly under our Dividend Reinvestment Plan. In general, Deferred Plan benefits are distributable beginning when the director's status terminates.

Board Committees

  Audit Committee

        Our audit committee, comprised exclusively of independent outside directors, considers the outside audit firm relationships and discusses the planning of our annual outside audit and its results. The audit committee also monitors our management of our exposures to risk of financial loss, assesses the auditors' performance, reviews the adequacy of our internal controls and the extent and scope of audit coverage, monitors selected financial reports and makes audit and auditor engagement determinations.

  Executive Resources Committee

        Our executive resources committee, comprised exclusively of independent outside directors, evaluates and recommends salaries and other compensation incentives of our President and Chief Executive Officer and certain of our key executive officers. The executive resources committee also reviews and evaluates the compensation and stock options of our outside directors.

  Nominating/Corporate Governance Committee

        In August 2002, we created a nominating/corporate governance committee, which is comprised exclusively of independent outside directors. This committee is charged with counseling the board on board organization, membership and function and on the structure and membership of committees.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the aggregate compensation earned from us during the last three fiscal years for our chief executive officer and our other four most highly compensated executive officers (together, the "named executive officers").

						Long-Term Compensation
	Annual Compensation					Awards	Payouts
Name And Principal Position	Year	Salary ($)		Bonus ($)		Securities Underlying Options (#)(1)	LTIP Payouts ($) (2)	All Other Compensation ($)(3)
Jonathan E. Michael President, Chief Executive Officer	2001 2000 1999	360,000 300,000 300,000	(4) (4) (4)	0 225,541 0	(5) (6)	60,000 56,000 57,800	172,700	97,306 79,730 134,274
Michael J. Stone President, Chief Operating Officer—RLI Insurance Company and Mt. Hawley Insurance Company	2001 2000 1999	235,836 224,952 215,600	(4) (4) (4)	0 124,284 0	(5) (6)	30,000 28,000 30,000	63,085	27,934 28,095 26,291
Joseph E. Dondanville Senior Vice President, Chief Financial Officer	2001 2000 1999	171,839 163,909 157,590		0 114,754 0	(5) (6)	22,000 20,000 21,000	90,082	27,934 28,095 26,291
Mary Beth Nebel Vice President and General Counsel	2001 2000 1999	126,874 121,019 116,353		69,069 55,889 0	(7) (6)	6,000 7,000 7,400	42,242	27,934 26,981 26,291
Camille J. Hensey Vice President and Corporate Secretary	2001 2000 1999	112,633 105,918 99,326		56,866 43,156 0	(7) (6)	5,000 5,000 4,600	27,275	25,599 22,012 26,291

(1)
Twenty percent of each option grant becomes exercisable one year after the date of the grant and each year thereafter in 20% increments. Such options lapse at the end of the ten-year period beginning on the grant date.
(2)
Amounts represent payment of 50% of the named executive officers' remaining positive balance in the MVP bonus pool earned in years 1996 through 1998.
(3)
Represents the value of our contributions to the ESOP on behalf of the named executive officers. In the case of Mr. Michael, the amounts include shares allocated to him under our Key Employee Excess Benefit Plan ("Key Plan") as follows: 5,478 shares in respect of 2001; 7,026 shares in respect of 2000; 8,362 shares in respect of 1999. In general, benefits are distributable to Mr. Michael when his employment terminates. Under the Key Plan, we must transfer to the trustee under an irrevocable trust maintained by us for the benefit of Mr. Michael the number of shares that are equal in value to the excess of (a) the contribution allocable to him under the ESOP determined without regard to any limitation on compensation imposed by the Internal Revenue Code, over (b) the contribution actually allocable to him under the ESOP determined with regard to any limitation on compensation imposed by the Internal Revenue Code. The total value of Mr. Michael's Key Plan benefits as of December 31, 2001 was $629,811.
(4)
Includes amounts voluntarily deferred under our Executive Deferred Compensation Agreement, which allows executive officers to defer portions of current base salary and bonus compensation otherwise payable during the year.

(5)
Under our MVP Plan, plan year 2001 resulted in negative memo bank accounts carried forward for the following named executive officers: Mr. Michael ($366,759); Mr. Stone ($231,663); and Mr. Dondanville ($120,908). Memo bank accounts refer to the earned but unpaid balances, which can be positive or negative, associated with the MVP Plan.
(6)
Amounts represent compensation accrued during fiscal year 2000 and paid in 2001 pursuant to the MVP Plan.
(7)
Effective January 1, 2001, Ms. Nebel and Ms. Hensey ceased to be participants in the MVP Plan. Amounts include payout of their memo bank accounts.

Option Grants In Last Fiscal Year

        The following table sets forth information regarding grants of stock options made to the named executive officers under our Incentive Stock Option Plan during the fiscal year ended December 31, 2001. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of five percent and ten percent over the full ten-year term of the options, which would result in stock prices of approximately $32.66 and $52.00, respectively. The amounts shown as potential realizable values for all shareholders represent the corresponding increases in the market value of 19,825,192 outstanding shares of our common stock held by all shareholders as of December 31, 2001, which would total approximately $647,477,632 and $1,030,999,918, respectively. No gain to the optionees is possible without an increase in stock price, which will benefit all shareholders proportionately. These potential realizable values are based solely on arbitrarily assumed rates of appreciation required by applicable Securities and Exchange Commission regulations. Actual gains, if any, on option exercises and common stock holdings are dependent on the future performance of our common stock. There can be no assurance that the potential realizable values shown in this table will be achieved.

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price ($/Sh)(2)	Expiration Date	If Stock At $32.66 5%($)(3)	If Stock At $52.00 10%($)(3)
All Shareholders' Stock Appreciation					647,477,632	1,030,999,918
Jonathan E. Michael	60,000	22.91%	20.05	05/03/11	756,560	1,917,272
Michael J. Stone	30,000	11.46%	20.05	05/03/11	378,280	958,636
Joseph E. Dondanville	22,000	8.40%	20.05	05/03/11	277,405	703,000
Mary Beth Nebel	6,000	2.29%	20.05	05/03/11	75,656	191,727
Camille J. Hensey	5,000	1.91%	20.05	05/03/11	63,047	159,774

(1)
Each option grant becomes exercisable in 20% increments on the first five anniversaries of the grant date. Such options lapse on the tenth anniversary of the grant date.
(2)
The exercise price is the fair market value on the date of grant.
(3)
The dollar amounts under these columns are the result of calculations at the 5% and 10% rates dictated by the Securities and Exchange Commission when the "Potential Realizable Value" alternative is used. These are not intended to be a forecast of our stock price.

Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year-End Option Values

        The following table sets forth information with respect to the named executive officers concerning the exercise of options during the last fiscal year and unexercised options held December 31, 2001. Value realized upon exercise is the excess of the fair market value of the underlying stock on the exercise date over the exercise price of the option. Value of unexercised, in-the-money options at fiscal year end is the difference between the fair market value of the stock underlying the options on December 31, 2001, which was $22.50 per share, and the exercise price of the options. These values, unlike the amounts set forth in the column headed "Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be, exercised; actual gains on exercise, if any, will depend on the value of our common stock on the date of exercise. There can be no assurance that these values will be realized.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jonathan E. Michael	0	0.00	94,912	159,078	708,056	738,128
Michael J. Stone	0	0.00	58,504	82,496	446,806	376,632
Joseph E. Dondanville	0	0.00	42,380	60,248	320,020	275,403
Mary Beth Nebel	0	0.00	12,272	16,940	122,113	82,861
Camille J. Hensey	0	0.00	11,028	12,760	114,627	62,773

Pension Plan Table

        The following table illustrates the estimated annual benefits that are not subject to any deduction for social security or other offset amount (based on a straight-life annuity payable beginning at age 65, but in no event less than 120 monthly payments) under our pension plan for specified compensation and service levels assuming a participant retired on July 1, 2002, at age 65, after selected years of service:

	Estimated Annual Pension Benefit upon Retirement at July 1, 2002, with Years of Service Indicated
Average Annual Compensation
	15 Yrs.	20 Yrs.	25 Yrs.	30 Yrs.	35 Yrs.
$115,000	$22,734	$30,312	$37,890	$45,468	$53,046
130,000	26,132	34,842	43,553	52,263	60,974
145,000	29,529	39,372	49,215	59,058	68,901
160,000	32,927	43,902	54,878	65,853	76,829
175,000	36,324	48,432	60,540	72,648	84,756
190,000	39,722	52,962	66,203	79,443	92,684
200,000*	41,987	55,982	69,978	83,973	97,969

*
Effective 2002, the Internal Revenue Code increased the level of a participant's compensation that may be considered in determining benefits under all types of tax-qualified plans from the 2001 level of $170,000 to $200,000.

        Mr. Dondanville's current covered compensation is $164,000 with 17 years of plan participation; Ms. Hensey's current covered compensation is $152,368 with 14 years of plan participation; Mr. Michael's current covered compensation is $164,000 with 18 years of plan participation; Ms. Nebel's current covered compensation is $162,652 with 12 years of plan participation; and Mr. Stone's current covered compensation is $164,000 with 5 years of plan participation.

Related Party Transactions

        Edward F. Sutkowski, one of our directors, is the President of the law firm of Sutkowski & Rhoads Ltd., Peoria, Illinois. Sutkowski & Rhoads has provided legal services to us prior to and during 2002.

        During the fourth quarter of 2001, we contributed and/or sold 194,250 of our treasury shares to our ESOP, the Deferred Plan, the Key Plan and our Executive Deferred Compensation Agreement for a total amount of $4,342,608. From January 1, 2002 through December 17, 2002, 24,573 of our treasury shares have been contributed and/or sold to these plans for a total amount of $634,584. The shares were contributed and/or sold at the closing market price as of the date the transfers were initiated.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 17, 2002, by (1) each of our current directors, (2) each named executive officer, (3) all of our directors and named executive officers as a group, (4) each other person known to us to beneficially own more than 5% of our outstanding common stock as of that date and (5) the selling shareholder, Gerald D. Stephens. Unless otherwise indicated, the address for each of the shareholders listed below is 9025 N. Lindbergh Dr., Peoria, Illinois, 61615.

	Shares Beneficially Owned Prior to Offering		Shares Offered(1)		Shares Beneficially Owned After Offering(1)
	Number	Percent	Number		Number	Percent
Dimensional Fund Advisors Inc.(3)	1,067,894	5.4%	—		1,067,894	4.3%
Franklin Resources, Inc.(4)	1,331,872	6.7%	—		1,331,872	5.3%
RLI Corp. Employee Stock Ownership Plan & Trust(5)	2,570,431	12.9%	—		2,570,431	10.2%
Richard H. Blum(8)(15)	7,957	*	—		7,957	*
Bernard J. Daenzer(9)(15)	108,976	*	—		108,976	*
Joseph E. Dondanville(10)(14)(16)(17)	120,181	*	—		120,181	*
Camille J. Hensey(14)(16)(17)	41,254	*	—		41,254	*
William R. Keane(11)(15)	81,170	*	—		81,170	*
Gerald I. Lenrow(8)(12)(15)	46,400	*	—		46,400	*
F. Lynn McPheeters(8)(15)	9,155	*	—		9,155	*
Jonathan E. Michael(7)(14)(16)(17)	278,770	1.4%	—		278,770	1.1%
Mary Beth Nebel(13)(14)(16)(17)	46,905	*	—		46,905	*
Edwin S. Overman(8)(15)	81,319	*	—		81,319	*
Gerald D. Stephens(6)(14)(16)(17)	1,912,806	9.5%	300,000	(18)	1,612,806	6.3%
Michael J. Stone(14)(16)(17)	113,357	*	—		113,357	*
Edward F. Sutkowski(8)(15)	233,805	1.2%	—		233,805	*
Robert O. Viets(8)(15)	58,812	*	—		58,812	*
Directors and executive officers as a group (14 persons)(14)(15)(16)(17)	3,140,867	15.2%	300,000		2,840,867	11.0%

*
Less than 1% of Class.
(1)
Assumes the exercise of the underwriters' option to purchase 420,000 common shares from us and 300,000 common shares from Gerald D. Stephens to cover over-allotments, if any. See "Underwriting."
(2)
Unless otherwise noted, each person has sole voting power and sole investment power with respect to the shares reported.
(3)
The information shown is based solely on a Schedule 13F as of September 30, 2002, filed by Dimensional Fund Advisors Inc., an investment advisor for four investment companies and investment manager to certain other commingled group trusts and separate accounts. Dimensional Fund Advisors possesses sole voting and sole dispositive power with respect to the shares, and disclaims beneficial ownership of such shares. Dimensional Fund Advisors' address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.
(4)
The information shown is based solely on a Schedule 13F as of September 30, 2002, filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisory Services, LLC, which filing indicates that one or more open- or closed-end investment companies or other managed accounts that are advised by direct and indirect investment advisory subsidiaries of Franklin Resources have sole voting power with respect to 1,323,936 shares and sole dispositive power with respect to 1,331,872 shares. Messrs. Johnson and Johnson are the principal shareholders of Franklin Resources. Franklin Resources' address is One Franklin Parkway, San Mateo, California 94403.

(5)
Each ESOP participant or beneficiary may direct the ESOP trustee as to the manner in which the shares allocated to each under the ESOP are to be voted. The ESOP Administrative Committee, comprised of outside members of our board of directors, may direct the ESOP trustee as to the manner in which unallocated shares are to be voted. The Administrative Committee has sole investment power as to all allocated and unallocated shares, except as to those shares which are the subject of a participant's diversification election.
(6)
Includes 515,969 shares allocated to Mr. Stephens under the ESOP, over which Mr. Stephens has sole voting power and no investment power; 110,846 shares allocated under the Key Plan, over which Mr. Stephens has no voting or investment power; 31,104 shares held in custodian accounts for the benefit of Mr. Stephens' grandchildren, over which Mr. Stephens has sole voting and investment power; 3,614 shares in the H. O. Stephens Trust for the benefit of Mr. Stephens' mother, over which Mr. Stephens, as trustee, has sole voting and investment power; 45,462 shares owned by the Gerald D. and Helen M. Stephens Foundation, over which Mr. Stephens, as President, has sole voting and investment power; and 64,000 shares owned by the Gerald D. Stephens Family Charitable Remainder Trust, over which Mr. Stephens, as trustee, has sole voting and investment power. Excludes 70,356 shares owned by Mr. Stephens' spouse, over which Mr. Stephens has no voting or investment power and as to which Mr. Stephens disclaims beneficial interest.
(7)
Includes 73,284 shares allocated to Mr. Michael under the ESOP, over which Mr. Michael has sole voting power, and no investment power, and 28,358 shares allocated under the Key Plan, over which Mr. Michael has no voting or investment power.
(8)
Includes shares held by a bank trustee under an irrevocable trust established by us pursuant to the Deferred Plan for the benefit of the following: Mr. Blum 3,048 shares; Mr. Lenrow 30,806 shares; Mr. McPheeters 3,701 shares; Dr. Overman 64,819 shares; Mr. Sutkowski 67,627 shares; and Mr. Viets 25,344 shares. Each participating director has no voting or investment power with respect to such shares and disclaims beneficial ownership of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.
(9)
Includes 53,406 shares held in a trust for the benefit of Mr. Daenzer's adult children and grandchildren, of which a bank and Mr. Daenzer's spouse act as co-trustees, and 800 shares held by Mr. Daenzer's wife's trust, all of which Mr. Daenzer disclaims any beneficial interest.
(10)
Includes 600 shares held by Mr. Dondanville's spouse in a custodian account for the benefit of their minor children, as to which Mr. Dondanville disclaims any beneficial interest.
(11)
Includes 28,486 shares owned by Mr. Keane as trustee of the SKIP QTIP and SKIP Credit Trust under the Evelyn C. Keane Revocable Trust, as to which Mr. Keane claims beneficial interest.
(12)
Includes 894 shares held by Mr. Lenrow's spouse in a custodian account for the benefit of their minor daughter, as to which Mr. Lenrow disclaims any beneficial interest.
(13)
Includes 1,225 shares held by Ms. Nebel in a custodian account for the benefit of her minor son, as to which Ms. Nebel claims beneficial interest.
(14)
Includes shares allocated to the named executive officers under the ESOP with respect to which such officers have sole voting power and no investment power, except during the period in which any such named executive officer may diversify a percentage, not to exceed 50%, of such officer's ESOP benefit. During 2002, one of the named executive officers was eligible to elect to diversify shares owned by the ESOP. As of December 17, 2002, the following shares were allocated under the ESOP: Mr. Dondanville 43,640 shares; Ms. Hensey 12,424 shares; Mr. Michael 73,284 shares; Ms. Nebel 23,804 shares; Mr. Stephens 515,969 shares; and Mr. Stone 8,787 shares.
(15)
Includes shares that may be acquired within 60 days of December 17, 2002, under the Directors' Stock Option Plan for Outside Directors, upon the exercise of outstanding stock options, as follows: Mr. Blum 4,909 shares; Mr. Daenzer 16,500 shares; Mr. Keane 16,500 shares; Mr. Lenrow

  14,700 shares; Mr. McPheeters 5,454 shares; Dr. Overman 16,500 shares; Mr. Sutkowski 16,500 shares; and Mr. Viets 16,500 shares.

(16)
Includes shares which may be acquired by the named executive officers within 60 days of December 17, 2002, under the Incentive Stock Option Plan, upon the exercise of outstanding stock options, as follows: Mr. Dondanville 60,880 shares; Ms. Hensey 14,698 shares; Mr. Michael 141,568 shares; Ms. Nebel 16,802; Mr. Stephens 331,292 shares; and Mr. Stone 83,202 shares.
(17)
Includes shares allocated to the named executive officers which shares are held by a bank trustee under an irrevocable trust established by us pursuant to the RLI Corp. Executive Deferred Compensation Agreement for the benefit of the following: Mr. Dondanville 7,207 shares; Ms. Hensey 425 shares; Mr. Michael 13,146 shares; Ms. Nebel 3,550 shares; Mr. Stephens 10,262 shares; and Mr. Stone 13,987 shares. Each participating named executive officer has no voting or investment power with respect to such shares and disclaims beneficial ownership of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.
(18)
Of the 300,000 common shares with respect to which the selling shareholder has granted the underwriters an option to purchase to cover over-allotments, 236,000 of such common shares are owned directly by Gerald D. Stephens and 64,000 of such common shares are owned by Gerald D. Stephens, trustee of the Gerald D. Stephens Family Charitable Remainder Trust Agreement dated December 1, 2002.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital consists of 50,000,000 common shares, par value $1.00 per share, and 5,000,000 preferred shares, par value $0.01 per share. At December 17, 2002, 19,877,661 common shares were outstanding. At that date, no preferred shares were outstanding.

Common Shares

  Voting Rights

        Holders of our common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Our shareholders do not have the right to cumulate their votes in the election of directors. The quorum required at a shareholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter is required for shareholder approval.

  Dividends

        Holders of our common shares are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets we can legally use to pay dividends.

  Liquidation

        In the event of any dissolution, liquidation, or winding up of our affairs, holders of our common shares are entitled to share ratably in all of our assets remaining after payment of our debts and other liabilities.

  Fully Paid

        All of our common shares outstanding are fully paid and nonassessable, and all of our common shares offered by this prospectus will be fully paid and nonassessable.

  Other Rights

        Holders of our common shares have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

        The transfer agent and registrar for our common shares is Wells Fargo.

        Our common shares are listed on the New York Stock Exchange under the symbol "RLI."

Voting Rights with Respect to Extraordinary Corporate Transactions

        Generally, under Illinois law, plans of merger, consolidation or exchange and sales, leases, exchanges or other dispositions of all, or substantially all, of a corporation's property and assets, other than in the usual and regular course of business, must be approved by the affirmative vote of at least two-thirds of all of the outstanding shares entitled to vote on the matter and at least two-thirds of the outstanding shares of each class or series of shares entitled to vote on the matter as a class. A corporation's articles of incorporation may provide for a greater or lesser vote, but not less than a majority of (1) the outstanding shares entitled to vote on the matter and (2) the outstanding shares of each class or series entitled to vote as a class on the matter. Our articles of incorporation require the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the matter to approve any plan of merger, consolidation or exchange. However, with respect to sales, leases, exchanges or other dispositions of all, or substantially all, of our property and assets, other than in the usual or regular course of business, our articles of incorporation do not vary the statutory requirement described above.

Voting Rights with Respect to Amendments to our Articles of Incorporation

        Generally, under Illinois law, an amendment to a corporation's articles of incorporation must be approved by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment and at least two-thirds of the outstanding shares of each class or series of shares entitled to vote as a class on the amendment. A corporation's articles of incorporation may supersede this requirement by specifying any greater or lesser vote requirement, but not less than a majority of the votes of outstanding shares entitled to vote on the amendment and not less than a majority of the outstanding shares of each class or series entitled to vote on the amendment as a class. Our articles of incorporation require an amendment to them to be approved by the affirmative vote of a majority of (1) the outstanding shares entitled to vote on the amendment and (2) the outstanding shares of each class or series entitled to vote on the amendment as a class.

Anti-takeover Provisions of our Charter and By-Laws and the Illinois Business Corporation Act

  Classified Board of Directors; Removal of Directors

        Our articles of incorporation and by-laws provide for a board of directors divided into three classes, with one class being elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for shareholders to change a majority of our board of directors. In addition, our articles of incorporation and by-laws provide that directors may only be removed for cause and that vacancies in the board of directors may be filled by the vote of the majority of our remaining directors. These provisions, along with our classified board may deter a shareholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers and could depress the market price of our securities.

  Blank Check Preferred Shares

        Our board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. This right of issuance could be used as a method of preventing a party from gaining control of us.

  Illinois Anti-Takeover Law

        We are subject to Section 7.85 of the Illinois Business Corporation Act of 1983. In general, Section 7.85 requires business combinations between Illinois corporations with a class of securities registered under the Securities Exchange Act of 1934 or (other Illinois corporations that elect to be subject to Section 7.85) and interested shareholders to be approved by (i) 80% of the voting power of all classes of stock entitled to vote, voting together as a single class, and (ii) the affirmative vote of a majority of this voting power held by disinterested shareholders. These requirements will not apply if the business combination is approved by two-thirds of the disinterested directors or prescribed price and procedure requirements are met. We are also subject to Section 11.75 of the Illinois Business Corporation Act. In general, Section 11.75 prohibits a publicly held Illinois corporation from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Generally, under Sections 7.85 and 11.75, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an interested shareholder is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or who is an affiliate or associate of a corporation and within three years prior to the determination of interested shareholder status owned 15% or more of that corporation's voting stock. The existence of these provisions may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by shareholders.

  Insurance Holding Company Regulations on Change of Control

        We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person may acquire any voting security of an insurance holding company that controls an insurance subsidiary or merge with the holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

COMMON SHARES PRICE RANGE AND DIVIDENDS

        Our common stock trades on the New York Stock Exchange under the symbol "RLI". The following table sets forth, for the calendar periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	High	Low
Fiscal 2000
First quarter	$17.25	$13.13
Second quarter	18.88	15.63
Third quarter	19.82	16.81
Fourth quarter	22.53	18.72
Fiscal 2001
First quarter	23.08	20.07
Second quarter	22.55	19.70
Third quarter	22.75	19.85
Fourth quarter	22.50	19.38
Fiscal 2002
First quarter	26.65	22.23
Second quarter	29.66	23.05
Third quarter	29.88	23.09
Fourth quarter (through December 19, 2002)	30.20	23.50

        As of September 30, 2002, there were 4,570 holders of record of our common stock. On December 19, 2002, the last reported sale price of our common stock as reported on the New York Stock Exchange was $25.85.

Dividends

        On October 15, 2002 our stock split on a two-for-one basis and we paid a dividend of $0.09 per share. This was the second dividend increase in 2002 and the 105th consecutive dividend paid since we began paying cash dividends in 1976. On December 13, 2002, we declared a dividend of $0.09 per share payable on January 15, 2003 to shareholders of record as of December 31, 2002. We have increased our dividend for 26 consecutive years. We intend to continue to pay dividends on a quarterly basis as may be declared by the board of directors from time to time.

        Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our insurance company subsidiaries. Our insurance company subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement between us, the selling shareholder and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc. ("FBR"), Credit Suisse First Boston Corporation, Cochran, Caronia & Co., Ferris, Baker Watts, Incorporated and Fox-Pitt, Kelton Inc. are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the following respective number of common shares:

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	2,064,000
Credit Suisse First Boston Corporation	1,596,000
Cochran, Caronia & Co.	564,000
Ferris, Baker Watts, Incorporated	336,000
Fox-Pitt, Kelton Inc.	240,000

Total	4,800,000

        We and the selling shareholder have granted the underwriters an option exercisable during the 30-day period after the date of this prospectus to purchase on a pro rata basis, at the public offering price less underwriting discounts and commissions, up to an additional 420,000 common shares from us and 300,000 additional common shares from the selling shareholder for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, the underwriters will be committed, subject to certain conditions, to purchase that number of additional shares.

        Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the 720,000 shares subject to the over-allotment option, if any shares are purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

        The underwriters initially propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such offering price less a concession not to exceed $0.75 per share. The underwriters may allow, and such dealers may reallow, a discount not to exceed $0.10 per share to certain other dealers.

        The following tables provide information regarding the per share and total underwriting discounts and commissions we and the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 720,000 shares.

Paid by us	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per Share	$1.2625	$1.2625
Total	$6,060,000	$6,590,250
Paid by selling shareholder	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per Share	$-0-	$1.2625
Total	$-0-	$378,750

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $412,500.

        In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may over-allot this offering by selling more than the number of common shares offered by this prospectus, creating a syndicate short position. In addition, the underwriters may bid for and purchase common shares in the open market to cover syndicate short positions or to stabilize the price of the common shares. Finally, the underwriters may reclaim selling concessions from dealers if our common shares sold by such dealers are repurchased in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common shares above independent market levels. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at an time. We and the selling shareholder will not effect any sales of our common shares in this offering by electronic means or over the Internet. A prospectus in electronic format may be made available to certain customers, but not the general public, on www.fbr.com, the Internet web site maintained by Friedman, Billings, Ramsey Group, Inc., the parent company of FBR.

        The underwriters have informed us that they do not intend to confirm sales of the common shares offered by this prospectus to any accounts over which they exercise discretionary authority.

        Our common stock is listed on the New York Stock Exchange under the symbol "RLI."

        We and our executive officers and directors have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any of our common shares, or any securities convertible into or exercisable or exchangeable for any of our common shares or any right to acquire our common shares, for a period of 90 days from this offering, subject to certain exceptions. The representatives do not intend to release any portion of the common shares subject to the foregoing lock-up agreements; however the representatives, in their sole discretion, may release any of the common shares from the lock-up agreements prior to expiration of the 90-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common shares and the equitable considerations underlying the request for releases.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

        By purchasing common shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling shareholder and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under "—Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against us and the selling shareholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us and the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the common shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE COMMON SHARES

        The validity of the common shares offered in this prospectus will be passed upon for us by Katten Muchin Zavis Rosenman, Chicago, Illinois. Certain legal matters in connection with the common shares offered in this prospectus will be passed upon for the underwriters by Lord, Bissell & Brook, Chicago, Illinois.

EXPERTS

        The audited consolidated financial statements and related financial statement schedules of RLI Corp. as of December 31, 2001 and December 31, 2000 and for each of the years in the three-year period ended December 31, 2001, have been included and incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

        As discussed in note 1 to the audited consolidated financial statements, in 2001 the Company adopted the provisions of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities."

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC or over the Internet at the SEC's home page at http://www.sec.gov.

        Our common shares are listed on the New York Stock Exchange under the symbol "RLI." Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

  •
  The description of our capital stock contained in our Form 8-A filed on June 11, 1993 under Section 12(b) of the Securities Exchange Act of 1934.

        You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations, RLI Corp., 9025 N. Lindbergh Drive, Peoria, Illinois 61615, telephone: (309) 692-1000, or by emailing Joseph E. Dondanville, Senior Vice President and Chief Financial Officer, at joe_dondanville@rlicorp.com.

RLI CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2001	2000
ASSETS
Investments:
Fixed maturities:
Held-to-maturity, at amortized cost (fair value—$273,194 in 2001 and $303,684 in 2000)	$263,029	$296,467
Trading, at fair value (amortized cost—$7,317 in 2001 and $8,076 in 2000)	7,568	8,208
Available-for-sale, at fair value (amortized cost—$188,269 in 2001 and $94,335 in 2000)	191,676	97,147
Equity securities available-for-sale, at fair value (cost—$137,538 in 2001 and $135,248 in 2000)	277,621	306,194
Short-term investments, at cost which approximates fair value	53,648	48,095

Total investments	793,542	756,111

Cash	—	—
Accrued investment income	7,870	7,767
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $9,891 in 2001 and $9,748 in 2000	105,168	94,761
Ceded unearned premiums	66,626	64,184
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $4,173 in 2001 and $2,161 in 2000	277,255	239,696
Federal income tax receivable	—	353
Deferred policy acquisition costs, net	52,872	43,287
Property and equipment, at cost, net of accumulated depreciation of $29,098 in 2001 and $26,582 in 2000	18,438	13,808
Investment in unconsolidated investee	20,893	18,048
Goodwill, net of accumulated amortization of $6,971 in 2001 and $4,822 in 2000	30,823	32,716
Other assets	17,483	10,592

Total assets	$1,390,970	$1,281,323

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Unpaid losses and settlement expenses	$604,505	$539,750
Unearned premiums	256,450	211,802
Reinsurance balances payable	58,438	51,167
Income taxes—current	1,116	—
Income taxes—deferred	43,151	50,702
Notes payable, short-term	77,239	78,763
Other liabilities	14,639	22,485

Total liabilities	1,055,538	954,669

Shareholders' equity:
Common stock ($1 par value, authorized 50,000,000 shares, issued 12,820,727 shares in 2001 and 12,806,446 shares in 2000)	12,821	12,806
Paid-in capital	73,181	69,942
Accumulated other comprehensive earnings net of tax	93,476	113,150
Retained earnings	237,006	212,159
Deferred compensation	6,040	5,389
Treasury stock, at cost (2,908,131 shares in 2001 and 3,002,484 shares in 2000)	(87,092)	(86,792)

Total shareholders' equity	335,432	326,654

Total liabilities and shareholders' equity	$1,390,970	$1,281,323

The accompanying notes are an integral part of the consolidated financial statements.

RLI CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

(in thousands, except per share data)

	Years ended December 31,
	2001	2000	1999
Net premiums earned	$273,008	$231,603	$195,274
Net investment income	32,178	29,046	26,015
Net realized investment gains	4,168	2,847	4,467

Consolidated revenue	309,354	263,496	225,756

Losses and settlement expenses	155,876	124,586	96,457
Policy acquisition costs	90,904	76,454	66,552
Insurance operating expenses	18,554	18,479	15,130
Interest expense on debt	3,211	5,275	4,104
General corporate expenses	2,636	3,388	2,091

Total expenses	271,181	228,182	184,334

Equity in earnings of unconsolidated investee	2,845	2,979	1,613

Earnings before income taxes and cumulative effect	41,018	38,293	43,035

Income tax expense (benefit):
Current	7,728	7,748	13,659
Deferred	3,043	1,852	(2,075)

Income tax expense	10,771	9,600	11,584

Earnings before cumulative effect	30,247	28,693	31,451
Cumulative effect of initial application of SFAS 133	800	—	—

Net earnings	$31,047	$28,693	$31,451

Other comprehensive earnings (loss), net of tax
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$(17,207)	$15,283	$(7,689)
Less: Reclassification adjustment for gains included in net earnings	(2,467)	(1,934)	(2,882)

Other comprehensive earnings (loss)	(19,674)	13,349	(10,571)

Comprehensive earnings	$11,373	$42,042	$20,880

Earnings per share:
Basic
Earnings per share before cumulative effect	$1.54	$1.46	$1.55
Cumulative effect of SFAS 133 adoption	0.04	—	—

Net earnings per share	$1.58	$1.46	$1.55

Comprehensive earnings per share	$0.58	$2.14	$1.03
Diluted
Earnings per share before cumulative effect	$1.51	$1.44	$1.54
Cumulative effect of SFAS 133 adoption	0.04	—	—

Net earnings per share	$1.55	$1.44	$1.54

Comprehensive earnings per share	$0.57	$2.11	$1.02

Weighted average number of common shares outstanding:
Basic	19,630	19,634	20,249
Diluted	20,004	19,891	20,444

The accompanying notes are an integral part of the consolidated financial statements.

RLI CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Total Shareholders' Equity	Common Stock	Paid-In Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Unearned ESOP Shares	Treasury Stock at Cost
Balance, January 1, 1999	$293,959	$12,790	$71,093	$110,372	$163,324	$3,461	$(2,501)	$(64,580)
Net earnings	31,451				31,451
Other comprehensive loss, net of tax	(10,571)			(10,571)
Treasury shares purchased (1,092,952 shares)	(18,198)							(18,198)
Adjustment to accounting for deferred compensation plans	—					1,244		(1,244)
Shares issued from exercise of stock options	302	14	288
Other capital items, including CatEPuts amortization	(850)		(850)
Unearned ESOP shares purchased	2,501						2,501
Dividends declared ($.28 per share)	(5,525)				(5,525)

Balance, December 31, 1999	$293,069	$12,804	$70,531	$99,801	$189,250	$4,705	$—	$(84,022)
Net earnings	28,693				28,693
Other comprehensive earnings, net of tax	13,349			13,349
Treasury shares purchased (142,544 shares)	(2,086)							(2,086)
Adjustments to accounting for deferred compensation plans	—					684		(684)
Shares issued from exercise of stock options	37	2	35
Other capital items, including CatEPuts amortization	(624)		(624)
Dividends declared ($.30 per share)	(5,784)				(5,784)

Balance, December 31, 2000	$326,654	$12,806	$69,942	$113,150	$212,159	$5,389	$—	$(86,792)
Net earnings	31,047				31,047
Other comprehensive loss, net of tax	(19,674)			(19,674)
Treasury shares reissued (194,250 shares)	4,343		3,869					474
Treasury shares purchased (5,544 shares)	(123)							(123)
Adjustment to accounting for deferred compensation plans	—					651		(651)
Shares issued from exercise of stock options	335	15	320
Other capital items, including CatEPuts amortization	(950)		(950)
Dividends declared ($.32 per share)	(6,200)				(6,200)

Balance, December 31, 2001	$335,432	$12,821	$73,181	$93,476	$237,006	$6,040	$—	$(87,092)

The accompanying notes are an integral part of the consolidated financial statements.

RLI CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2001	2000	1999
Cash flows from operating activities
Net earnings	$31,047	$28,693	$31,451
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net realized investment gains	(4,168)	(2,847)	(4,467)
Depreciation	3,277	3,092	2,663
Other items, net	(8,639)	1,530	(4,643)
Change in:
Accrued investment income	(2,894)	(768)	(340)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(10,407)	(29,284)	(5,789)
Reinsurance balances payable	7,271	6,888	5,678
Ceded unearned premium	(2,442)	(15,507)	17,935
Reinsurance balances recoverable on unpaid losses	(37,559)	5,884	8,704
Deferred policy acquisition costs	(9,585)	(8,929)	(10,243)
Unpaid losses and settlement expenses	64,755	19,255	6,134
Unearned premiums	44,648	44,758	14,414
Income taxes:
Current	1,469	1,708	313
Deferred	3,043	1,852	(2,075)
Changes in investment in unconsolidated investee:
Undistributed earnings	(2,845)	(2,979)	(1,613)
Net proceeds from trading portfolio activities	903	(228)	239

Net cash provided by operating activities	$77,874	$53,118	$58,361

Cash flows from investing activities
Purchase of:
Fixed maturities, held-to-maturity	$(9,288)	$(41,173)	$(49,750)
Fixed maturities, available-for-sale	(147,868)	(61,642)	(15,651)
Equity securities, available-for-sale	(30,536)	(36,797)	(15,873)
Short-term investments, net	(10,964)	—	(13,359)
Property and equipment	(8,403)	(2,642)	(5,710)
Interest in Underwriters Indemnity Holdings	—	—	(40,700)
Note receivable	(6,000)	—	(10,000)
Proceeds from sale of:
Fixed maturities, available-for-sale	37,577	—	11,111
Equity securities, available-for-sale	32,995	35,145	18,671
Short-term investments, net	—	13,315	—
Property and equipment	495	1,183	276
Proceeds from call or maturity of:
Fixed maturities, held-to-maturity	42,506	38,250	38,560
Fixed maturities, available-for-sale	18,165	8,622	9,836
Note receivable	6,500	—	—

Net cash used in investing activities	(74,821)	(45,739)	(72,589)

Cash flows from financing activities
Proceeds from issuance of debt	10,855	366	35,189
Payment on debt	(12,379)	—	—
Shares issued under stock option plan	335	37	302
Unearned ESOP shares	—	—	2,501
Treasury shares purchased	(123)	(2,086)	(18,198)
Treasury shares reissued	4,343	—	—
Cash dividends paid	(6,084)	(5,696)	(5,566)

Net cash provided by (used in) financing activities	(3,053)	(7,379)	14,228

Net decrease in cash	—	—	—
Cash at beginning of year	—	—	—

Cash at end of year	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

RLI CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

        A. DESCRIPTION OF BUSINESS:    RLI Corp. (the Company) is a holding company that, through its subsidiaries, underwrites selected property and casualty insurance products. The four insurance subsidiaries are collectively known as RLI Insurance Group (the Group). RLI Insurance Company (RLI), the principal subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Underwriters Indemnity Company (UIC), a subsidiary of RLI Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 33 states and the District of Columbia and surplus lines insurance in Ohio. Planet Indemnity Company (PIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 40 states and the District of Columbia. PIC has authority to write surplus lines insurance in an additional three states.

        B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:    The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of RLI Corp. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years' financial statements to conform with the classifications used in 2001.

        In January 1999, RLI Insurance Company acquired Underwriters Indemnity Holdings, Inc. (UIH), located in Houston, Texas. UIH specializes in the marketing and underwriting of surety products for oil, gas, mining and other energy-related exposures.

        RLI paid $40.7 million in exchange for all outstanding shares of UIH. Included in the transaction were both of UIH's insurance operating subsidiaries, UIC and PIC. The transaction was accounted for under the purchase method of accounting. See note 11 for further discussion and related disclosures.

        C. INVESTMENTS:    In compliance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: held-to-maturity, available-for-sale or trading.

  Held-to-Maturity Securities

        Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. The Company has classified approximately 57% of its portfolio of debt securities as held-to-maturity.

  Trading Securities

        Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. The Company has classified approximately 2% of its portfolio of debt securities as trading.

  Available-For-Sale Securities

        All other debt and equity securities not included in the above categories are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of the Company's equity securities and approximately 41% of debt securities are classified as available-for-sale.

        For the years ended December 31, 2000 and 2001, no securities were transferred from held-to-maturity to available-for-sale or trading.

        Short-term investments are carried at cost, which approximates fair value.

        The Company continuously monitors the values of its investments in fixed maturities and equity securities. If this review suggests that a decline in fair value is other than temporary, the Company's carrying value in the investment is reduced to its fair market value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold.

        Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Dividends on equity securities are credited to earnings on the ex-dividend date.

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133, as amended by SFAS 137 and 138, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

        In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, "Contracts That Provide for Net Share Settlement." Based on this newly approved guidance, the Company determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, the Company accounted for these warrants as derivatives effective April 1, 2001.

        As no hedging relationship exists with respect to these instruments, they were marked to fair value with a cumulative-effect adjustment to net income as of April 1, 2001. This adjustment totaled $800,415, net of tax. The change in fair value of this instrument from April 1 to December 31, $1.6 million, has been recorded as net investment income, as detailed in note 2.

        D. REINSURANCE:    Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the appropriate liabilities, since reinsurance does not relieve the Company of its legal liability to its policyholders.

        The Company continuously monitors the financial condition of its reinsurers. The Company's policy is to periodically charge to earnings an estimate of unrecoverable amounts from troubled or insolvent reinsurers. No charges occurred in 2000 or 1999. In 2001, reinsurance recoverables from one of the Company's reinsurers, Reliance Insurance Company (Reliance), were determined to be impaired. As a result, the Company made a pretax charge to earnings of just over $2.0 million to write off the reinsurance balances recoverable from Reliance. The Company believes that current reserve levels for uncollectible reinsurance are sufficient to cover other unrelated exposures.

        E. UNPAID LOSSES AND SETTLEMENT EXPENSES:    The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts, with a resulting adverse effect on the Company. Based on the current assumptions used in calculating reserves, management believes that the Company's overall reserve levels at December 31, 2001, are adequate to meet its future obligations.

        F. INSURANCE REVENUE RECOGNITION:    Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

        G. POLICY ACQUISITION COSTS:    The costs of acquiring insurance premiums—principally commissions and brokerage, sales compensation, premium taxes and other direct underwriting expenses—net of reinsurance commissions received, are amortized over the life of the policies in order to properly match policy acquisition costs to the related premium revenue. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

        H. PROPERTY AND EQUIPMENT:    Property and equipment are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 40 years for buildings and improvements.

        I. INTANGIBLE ASSETS:    Goodwill represents the excess of purchase price over fair value of assets acquired. Goodwill has been amortized on a straight-line basis for financial statement purposes over periods ranging from 10 to 20 years. The Company periodically reviews the recoverability of goodwill based on an assessment of undiscounted cash flows of future operations to ensure it is appropriately valued. In July 2001, the FASB issued SFAS 141, "Business Combinations," effective for all business combinations initiated after June 30, 2001, and SFAS 142, "Accounting for Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and certain intangible assets will remain on the balance sheet and no longer be amortized. Amortization of goodwill totaled $2.1 million for 2001 and 2000 and $2.0 million for 1999. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations.

        Below is a calculation of the pro forma effects of eliminating the amortization of goodwill for each of the years in the three-year period ended December 31, 2001.

	For the Twelve-Month Periods Ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Net income, as originally reported	$31,047	$28,693	$31,451
Add back: goodwill amortization	1,691	1,662	1,524

Adjusted net income	32,738	30,355	32,975

Basic earnings per share:
As originally reported	$1.58	$1.46	$1.55
Add back: goodwill amortization	0.09	0.08	0.08

As adjusted	1.67	1.54	1.63

Diluted earnings per share:
As originally reported	$1.55	$1.44	$1.54
Add back: goodwill amortization	0.08	0.08	0.07

As adjusted	1.63	1.52	1.61

        J. INVESTMENT IN UNCONSOLIDATED INVESTEE:    The Company maintains a 44% interest in the earnings of Maui Jim, Inc., primarily a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. Maui Jim's Chief Executive Officer owns 56% of the outstanding shares of Maui Jim, Inc. The Company's investment in Maui Jim, Inc. was $20.9 million in 2001 and $18.0 million in 2000. In 2001, the Company recorded $2.8 million in investee earnings compared to $3.0 million in 2000 and $1.6 million in 1999. Summarized financial information for Maui Jim, Inc. for 2001 is as follows: current assets $30.6 million, total assets $46.2 million, current liabilities $13.0 million, total liabilities $16.9 million, and total equity of $29.3 million. For 2000, these same captions were as follows: current assets $25.9 million, total assets $38.0 million, current liabilities $11.5 million, total liabilities $15.7 million, and total equity of $22.4 million. From an earnings standpoint, Maui Jim, Inc. recorded net income from operations of $6.8 million for 2001 and 2000 and $3.7 million for 1999.

        K. INCOME TAXES:    The Company files a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

        L. EARNINGS PER SHARE:    Pursuant to disclosure requirements contained in SFAS 128, "Earnings per Share," the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements.

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share data)
For the year ended December 31, 2001
BASIC EPS
Income available to common shareholders	$31,047	19,630	$1.58
Incentive stock options	—	374

DILUTED EPS
Income available to common shareholders and assumed conversions	$31,047	20,004	$1.55

For the year ended December 31, 2000
BASIC EPS
Income available to common shareholders	$28,693	19,634	$1.46
Incentive stock options	—	257

DILUTED EPS
Income available to common shareholders and assumed conversions	$28,693	19,891	$1.44

For the year ended December 31, 1999
BASIC EPS
Income available to common shareholders	$31,451	20,249	$1.55
Incentive stock options	—	195

DILUTED EPS
Income available to common shareholders and assumed conversions	$31,451	20,444	$1.54

        M. COMPREHENSIVE EARNINGS:    The primary difference between reporting the Company's net and comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax. Traditional reporting of net earnings directly credits or charges shareholders' equity with unrealized gains/losses, rather than including them in earnings. In reporting the components of comprehensive earnings on a net basis in the income statement, the Company has used a 35% tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of ($10.6 million), $7.2 million and ($5.7 million), respectively, for 2001, 2000 and 1999.

        N. FAIR VALUE DISCLOSURES:    The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using independent pricing services or quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value.

        O. STOCK BASED COMPENSATION:    The Company grants to officers and directors stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes no compensation expense for the stock option grants. See note 8 for further discussion and related disclosures.

        P. RISKS AND UNCERTAINTIES:    Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its financial statements. The more significant risks and uncertainties, as well as the Company's methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

  Catastrophe Exposures

        The Company's past and present insurance coverages include exposure to catastrophic events. Catastrophic events such as earthquakes, floods and windstorms are covered by certain of the Company's property policies. The Company has a concentration of such coverages in California (44% of gross property premiums written during 2001). Using computer-assisted modeling techniques, the Company monitors and manages its exposure to catastrophic events. Additionally, the Company further limits its risk to such catastrophes through the purchase of reinsurance.

  Environmental Exposures

        The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, management has sought to mitigate or control the extent of this exposure through the following methods: 1) the Company's policies include pollution exclusions that have been continually updated to further strengthen the exclusions; 2) the Company's policies primarily cover moderate hazard risks; and 3) the Company began writing this business after the industry became aware of the potential pollution liability exposure.

        The Company has made loss and settlement expense payments on environmental liability claims and has loss and settlement expense reserves for others. The Company includes this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses and related "incurred but not reported" loss and settlement expense reserves.

        Although historical experience on environmental claims may not accurately reflect future environmental exposures, the Company has used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

  Reinsurance

        Reinsurance does not discharge the Company from its primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, the Company would be liable. The Company continuously monitors the financial condition of prospective and existing reinsurers. As a result, the Company currently purchases reinsurance from a limited number of financially strong reinsurers. The Company provides a reserve for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

  Financial Statements

        The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Management continually updates its estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as the collectibility of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs are regularly monitored, evaluated and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on management's expectations of future events.

  External Factors

        The Company's insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products. The Company is also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. The Company generally accrues an assessment in the period when it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated. In 2001, the Company received notification of the insolvency of Reliance Insurance Company. As a result, the Company recorded a charge to earnings of $1.7 million for anticipated guarantee fund assessments.

        The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors its subsidiaries' internal capital requirements and the NAIC's RBC developments. The Company has determined that its capital levels are well in excess of the minimum capital requirements for all RBC action levels and that its capital levels are sufficient to support the level of risk inherent in its operations.

2.    Investments

        A summary of net investment income is as follows:

Investment Income	2001	2000	1999
	(in thousands)
Interest on fixed maturities	$25,773	$22,992	$19,837
Dividends on equity securities	6,965	7,241	7,120
Appreciation in private equity warrants (SFAS 133)	1,607	—	—
Interest on short-term investments	1,785	2,488	2,318

Gross investment income	36,130	32,721	29,275
Less investment expenses	3,952	3,675	3,260

Net investment income	$32,178	$29,046	$26,015

        Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains	2001	2000	1999
	(in thousands)
Net realized investment gains (losses)
Fixed maturities
Held-to-maturity	$211	$(17)	$7
Trading	271	331	(446)
Available-for-sale	1,837	(2)	(494)
Equity securities	1,958	2,978	4,928
Other	(109)	(443)	472

	4,168	2,847	4,467

Net changes in unrealized gains (losses) on investments
Fixed maturities
Held-to-maturity	2,948	11,197	(14,533)
Available-for-sale	595	3,425	(945)
Equity securities	(30,863)	17,112	(15,318)

	(27,320)	31,734	(30,796)

Net realized investment gains and changes in unrealized gains (losses) on investments	$(23,152)	$34,581	$(26,329)

        Following is a summary of the disposition of fixed maturities for the years ended December 31, with separate presentations for sales and calls/maturities.

		Gross Realized
	Proceeds From Sales			Net Realized Gain (Loss)
		Gains	Losses
	(in thousands)
Sales
2001—Available-for-sale	$37,577	$1,520	$(13)	$1,507
Trading	7,056	161	(9)	152
2000—Trading	2,771	8	(45)	(37)
1999—Available-for-sale	10,210	188	(829)	(641)
Trading	4,222	15	(34)	(19)
Calls/Maturities
2001—Held-to-maturity	$42,506	$214	$(3)	$211
Available-for-sale	18,165	331	(1)	330
Trading	315	—	—	—
2000—Held-to-maturity	38,250	—	(17)	(17)
Available-for-sale	8,622	—	(2)	(2)
Trading	668	—	—	—
1999—Held-to-maturity	38,560	7	—	7
Available-for-sale	12,537	151	(4)	147
Trading	257	—	—	—

        Following is a summary of the disposition of equity securities for the years ended December 31.

		Gross Realized
	Proceeds From Sales			Net Realized Gain (Loss)
		Gains	Losses
	(in thousands)
2001	$24,962	$6,945	$(4,987)	$1,958
2000	26,900	7,500	(4,522)	2,978
1999	16,447	6,804	(1,876)	4,928

        The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2001 and 2000.

			Gross Unrealized
	Amortized Cost	Estimated Fair Value
			Gains	Losses
	(in thousands)
2001
Held-to-maturity
U.S. government	$95,157	$100,012	$4,878	$(23)
States, political subdivisions & revenues	167,872	173,182	5,371	(61)

Total held-to-maturity	$263,029	$273,194	$10,249	$(84)

Available-for-sale
U.S. government	$55,152	$57,688	$2,537	$(1)
Corporate	105,731	106,369	1,283	(645)
States, political subdivisions & revenues	27,386	27,619	434	(201)

Fixed maturities	188,269	191,676	4,254	(847)
Equity securities	137,538	277,621	144,117	(4,034)

Total available-for-sale	$325,807	$469,297	$148,371	$(4,881)

Trading
U.S. government	$2,732	$2,842	$110	$—
Corporate	4,485	4,625	141	(1)
States, political subdivisions & revenues	100	101	1	—

Total trading	$7,317	$7,568	$252	$(1)

Total	$596,153	$750,059	$158,872	$(4,966)

2000
Held-to-maturity
U.S. government	$118,049	$120,636	$2,703	$(116)
States, political subdivisions & revenues	178,418	183,048	4,688	(58)

Total held-to-maturity	$296,467	$303,684	$7,391	$(174)

Available-for-sale
U.S. government	$76,333	$78,822	$2,497	$(8)
States, political subdivisions & revenues	18,002	18,325	361	(38)

Fixed maturities	94,335	97,147	2,858	(46)
Equity securities	135,248	306,194	175,117	(4,171)

Total available-for-sale	$229,583	$403,341	$177,975	$(4,217)

Trading
U.S. government	$4,164	$4,241	$86	$(9)
Corporate	3,912	3,967	66	(11)

Total trading	$8,076	$8,208	$152	$(20)

Total	$534,126	$715,233	$185,518	$(4,411)

        The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2001, by contractual maturity, are shown as follows.

	Amortized Cost	Estimated Fair Value
	(in thousands)
Held-to-maturity
Due in one year or less	$12,566	$12,803
Due after one year through five years	88,200	92,565
Due after five years through 10 years	120,866	125,680
Due after 10 years	41,397	42,146

	$263,029	$273,194

Available-for-sale
Due in one year or less	$2,431	$2,468
Due after one year through five years	53,659	55,180
Due after five years through 10 years	88,698	90,471
Due after 10 years	43,481	43,557

	$188,269	$191,676

Trading
Due in one year or less	$226	$233
Due after one year through five years	4,048	4,193
Due after five years through 10 years	2,042	2,109
Due after 10 years	1,001	1,033

	$7,317	$7,568

        Expected maturities may differ from contractual maturities due to call provisions present on some existing securities. Management believes the impact of any calls should be slight and intends to follow its policy of matching assets against anticipated liabilities.

        At December 31, 2001, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $93.5 million. This amount was net of deferred taxes of $50.0 million. At December 31, 2000, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $113.1 million. This amount was net of deferred taxes of $60.6 million.

        The Company is party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2001 and 2000, fixed maturities with a fair value of $5.4 million and $10.8 million, respectively, were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 125, 127 and 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, the Company monitors the financial condition of other parties to these agreements.

        As required by law, certain fixed maturities and short-term investments amounting to $25.2 million at December 31, 2001, were on deposit with either regulatory authorities or banks. Additionally, the Company has certain fixed maturities held in trust amounting to $7.6 million at December 31, 2001. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3.    Policy Acquisition Costs

        Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

	2001	2000	1999
	(in thousands)
Deferred policy acquisition costs, beginning of year	$43,287	$34,358	$22,510
Deferred policy acquisition costs, UIH, Inc.—Acquisition Date			1,604
Deferred:
Direct commissions	88,577	80,837	64,312
Premium taxes	6,969	7,738	5,982
Other direct underwriting expenses	34,898	31,121	26,340
Ceding commissions	(29,434)	(32,718)	(20,450)

Net deferred	101,010	86,978	76,184

Amortized	91,425	78,049	65,940

Deferred policy acquisition costs, end of year	$52,872	$43,287	$34,358

Policy acquisition costs:
Amortized to expense	91,425	78,049	65,940
Period costs:
Ceding commission—contingent	(3,777)	(4,392)	(3,159)
Other	3,256	2,797	3,771

Total policy acquisition costs	$90,904	$76,454	$66,552

4.    Debt

        The Company continued the use of short-term credit facilities through reverse repurchase transactions. The majority of these repurchase agreements have been renewed and remain in place. Additionally, proceeds from reverse repurchase agreements have been used to partially fund the Company's stock repurchase program. As of December 31, 2001 and 2000, $47.2 million and $59.1 million, respectively, remained outstanding under these reverse repurchase agreements. The use of such agreements remains an investment decision, as the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than is paid in interest expense. To the extent that such opportunity ceases to be available, it is anticipated that such agreements will be paid off via operating cash flow or the underlying available-for-sale bond collateral.

        The Company maintains a $30.0 million revolving line of credit from one financial institution. The facility had a three-year term that expires on March 31, 2002. As of December 31, 2001 and 2000, the Company had $30.0 million and $19.6 million, respectively, in outstanding debt from this facility.

        The weighted average interest rate on total short-term borrowings outstanding as of year-end was 2.32% and 6.85% for 2001 and 2000, respectively.

        Interest paid on outstanding debt for 2001, 2000 and 1999 amounted to $3.8 million, $5.2 million and $3.5 million, respectively.

5.    Reinsurance

        In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk. In addition, there are excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements provide greater diversification of business and serve to limit the maximum net loss on catastrophes and large and unusually hazardous risks.

        Through the purchase of reinsurance, the Company generally limits the loss on any individual risk to $1.5 million. Additionally, through extensive use of computer-assisted modeling techniques, the Company monitors the concentration of risks exposed to catastrophic events (predominantly earthquakes).

        In 1996, the Company entered into an innovative catastrophe reinsurance and loss financing program with Zurich Insurance Company (Zurich). The program, called Catastrophe Equity Puts (CatEPuts), augments the Company's traditional reinsurance by allowing the Company to put up to $50.0 million of its convertible preferred shares to Zurich at $1,000 per share in the event of a catastrophic loss, provided the loss does not reduce GAAP equity to less than $55.0 million. The preferred shares are convertible to common stock at the current market rate. CatEPuts began as a multi-year program and is designed to enable the Company to continue operating after a loss of such magnitude that its reinsurance capacity is exhausted. If the Company exercises its option to put preferred shares to Zurich, then Zurich, in turn, has the option to reinsure certain business written by the Company on a prospective basis. The Company has the option to repurchase the preferred shares in a three to four year period after issuance. In November 2000, this agreement was renewed for an additional three-year period. The annual commitment fee is recognized as a decrease in shareholders' equity.

        Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

	2001	2000	1999
	(in thousands)
Written
Direct	$506,502	$429,986	$332,275
Reinsurance assumed	5,483	7,880	7,300
Reinsurance ceded	(196,772)	(177,013)	(111,951)

Net	$315,213	$260,853	$227,624

Earned
Direct	$461,132	$384,139	$314,111
Reinsurance assumed	6,192	8,952	11,049
Reinsurance ceded	(194,316)	(161,488)	(129,886)

Net	$273,008	$231,603	$195,274

Losses and settlement expenses incurred
Direct	$319,201	$217,006	$189,394
Reinsurance assumed	14,255	7,402	3,299
Reinsurance ceded	(177,580)	(99,822)	(96,236)

Net	$155,876	$124,586	$96,457

        At December 31, 2001, the Company had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses with American Re-Insurance Company, General Cologne Re, Employers Reinsurance Corp. and Transatlantic Reinsurance (all four rated A++ "Superior" by A.M. Best Company) that amounted to $81.6 million, $39.1 million, $33.7 million and $21.7 million, respectively. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 5% of shareholders' equity.

6.    Unpaid Losses and Settlement Expenses

        The following table reconciles the Company's liability for unpaid losses and settlement expenses (LAE) for the three years ended December 31, 2001. Since reserves are based on estimates, the ultimate net cost may vary from the original estimate. As adjustments to these estimates become necessary, they are reflected in current operations. As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments and economic conditions, including the effects of inflation. Changes in reserves from the prior years' estimates are calculated based on experience as of the end of each succeeding year (loss and LAE development).

	2001	2000	1999
	(in thousands)
Unpaid losses and LAE at beginning of year:
Gross	$539,750	$520,494	$415,523
Ceded	(239,696)	(245,580)	(168,261)

Net	$300,054	274,914	247,262

Unpaid losses and LAE UIH, Inc.—Acquisition Date:
Gross			74,979
Ceded			(67,642)

Net			7,337

Increase (decrease) in incurred losses and LAE:
Current accident year	146,909	126,220	101,053
Prior accident years	8,967	(1,634)	(4,596)

Total incurred	155,876	124,586	96,457

Loss and LAE payments for claims incurred:
Current accident year	(35,738)	(34,373)	(21,675)
Prior accident year	(92,788)	(65,216)	(53,892)

Total paid	(128,526)	(99,589)	(75,567)

Insolvent reinsurer charge off	(242)	143	(1,000)
Loss reserves commuted	88		425

Net unpaid losses and LAE at end of year	$327,250	$300,054	$274,914

Unpaid losses and LAE at end of year:
Gross	604,505	539,750	520,494
Ceded	(277,255)	(239,696)	(245,580)

Net	$327,250	$300,054	$274,914

        During 2001, the Company experienced $9.0 million of adverse development on loss reserves. Of this total, approximately $3.1 million of development occurred in the property segment. The higher than expected losses were caused by a greater number of claims, of greater average cost, than anticipated on this book of business. Property development related primarily to slower reporting of losses on international and certain other property lines written in 1999 and 2000. We are a domestic U.S. property-casualty insurer. We do not maintain offices or staff outside of the United States. In 1999 and 2000, we began to accept business on international property exposures. Typically the international exposures represented larger and more complex risks, in both a physical sense and in terms of the total exposed values, than our primary property book. Our direct exposure was typically for a small portion of an excess layer.

        We rely upon the brokers and claims examiners involved locally to communicate the information necessary for the Company to assess its ultimate losses on its portion of coverage. This contributed to a relatively slower reporting of ultimate losses on this segment of business, contrary to what had been experienced with previous property loss development.

        Because of the scale and complexity of the insured properties and operations, and the magnitude of losses reaching the coverage layer insured by the Company, more time is required to determine the ultimate cost of the claim, increasing the inherent variability of an estimate at any point in time. As subsequent and more accurate estimates of loss were provided, our ultimate estimates of loss were adjusted accordingly. We discontinued writing international business in 2000.

        The surety segment experienced $2.8 million in adverse development, primarily in the contract bond sector. Contract surety experienced losses beyond expectations, due in part, to the economic slowdown that occurred over the past year. Additionally, the casualty segment experienced $3.1 million in adverse development, primarily in the commercial umbrella book, where growth in coverage in commercial "long-haul" transportation business written in 1999 and 2000 resulted in losses that exceeded our traditional commercial umbrella development patterns. This impact was recognized during 2001 and we no longer write this class of business. Our commercial umbrella coverage provides liability coverage in excess of, and in addition to, the primary liability policies. In 1998 we began writing commercial umbrella business through a new production facility, specializing in commercial long-haul transportation business. In general, the business produced by the new production facility was measurably less profitable than the business written previously. Prior to that time, there was materially less for-hire transportation exposure, including long-haul exposure, written within our commercial umbrella coverage. With the increase in the for-hire transportation business, our loss experience included a higher frequency of transportation losses as well as a higher level of severity which distorted historical development patterns. Because of the low frequency, high severity nature of commercial umbrella claims, the incremental information provided by any subset of claims is not conclusive in itself. It is therefore difficult to react meaningfully to significant changes in experience, such as occurred in 1999 and 2000 on this product.

        The Company is subject to environmental claims and exposures through its commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Within these lines, the Company's environmental exposures include environmental site cleanup, asbestos removal and mass tort liability. The majority of the exposure is in the excess layers of the Company's commercial umbrella and assumed reinsurance books of business.

        The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2001, 2000 and 1999:

	Inception-to-date December 31,
	2001	2000	1999
	(in thousands)
Loss and LAE payments for claims incurred
Gross	$26,540	$23,720	$22,565
Ceded	(15,465)	(14,070)	(13,671)

Net	$11,075	$9,650	$8,894

Unpaid losses and LAE at end of year
Gross	$18,779	$17,110	$16,125
Ceded	(9,425)	(9,220)	(8,566)

Net	$9,354	$7,890	$7,559

        Although the Company's environmental exposure is limited as a result of entering liability lines after the industry had already recognized it as a problem, management cannot determine the Company's ultimate liability with any reasonable degree of certainty. This ultimate liability is difficult to assess due to evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, the Company participates primarily in the excess layers, making it even more difficult to assess the ultimate impact.

7.    Income Taxes

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized in the following table.

	2001	2000	1999
	(in thousands)
Deferred tax assets:
Tax discounting of claim reserves	$18,091	$18,354	$16,989
Unearned premium offset	13,291	10,333	8,285
Other	—	337	1,772

	31,382	29,024	27,046
Less valuation allowance	(300)	(300)	(300)

Total deferred tax assets	$31,082	$28,724	$26,746

Deferred tax liabilities:
Net unrealized appreciation of securities	$50,015	$60,608	$53,421
Deferred policy acquisition costs	18,507	15,153	12,025
Book/tax depreciation	1,436	1,179	1,298
Undistributed earnings of unconsolidated investee	3,452	2,457	1,414
Other	823	29	250

Total deferred tax liabilities	74,233	79,426	68,408

Net deferred tax liability	$(43,151)	$(50,702)	$(41,662)

        Management believes it is likely that a portion of the Company's deferred tax assets will not be realized. Therefore, an allowance has been established for certain deferred tax assets that have an indefinite reversal pattern. Management also believes the Company's remaining deferred tax assets will be fully realized through deductions against future taxable income.

        Income tax expense attributable to income from operations for the years ended December 31, 2001, 2000 and 1999, differed from the amounts computed by applying the U.S. federal tax rate of 35% to pretax income from continuing operations as demonstrated in the following table.

	2001	2000	1999
	(in thousands)
Provision for income taxes at the statutory federal tax rates	$14,356	$13,402	$15,062
Increase (reduction) in taxes resulting from:
Dividends received deduction	(1,450)	(1,525)	(1,492)
ESOP dividends paid deduction	(282)	(265)	(245)
Tax-exempt interest income	(2,811)	(2,721)	(2,576)
Goodwill	524	561	513
State income tax provision	(216)	162	164
Other items, net	650	(14)	158

	$10,771	$9,600	$11,584

        The Company has recorded its deferred tax assets and liabilities using the statutory federal tax rate of 35%. Management believes when these deferred items reverse in future years, the Company's taxable income will be taxed at an effective rate of 35%.

        Net federal and state income taxes paid in 2001, 2000 and 1999 amounted to $6.7 million, $6.3 million, and $13.3 million, respectively.

        The Internal Revenue Service (IRS) has examined the Company's income tax returns through the tax year ended December 31, 1994. The IRS is not currently examining any of the Company's income tax returns.

8.    Employee Benefits

  Pension Plan

        The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting age and service requirements. The plan provides a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. Per the IRS, compensation for this calculation in 2001 is limited to $170,000. The Company funds pension costs as accrued, except that in no case will the Company contribute amounts less than the minimum contribution required under the Employee Retirement Income Security Act of 1974. The plan reached the full funding limitation in 1986 and remained fully funded through 1993. During 2001, 2000 and 1999, the Company made tax-deductible contributions totaling $200,000, $2.5 million and $448,695, respectively, to adequately meet the funding requirements of the plan.

        The Company has made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

        The financial status of the plan for each of the three years ended December 31 is illustrated in the following tables:

	For the year ended December 31,
	2001	2000	1999
	(in thousands)
Components of pension cost
Service cost	$786	$636	$673
Interest cost	540	449	374
Expected return on plan assets	(718)	(478)	(489)
Recognized prior service cost	18	18	3
Recognized net loss	60	13	—
Amortization of transition (asset) obligation	(33)	(33)	(33)

Pension cost	$653	$605	$528

Accumulated benefit obligation	$6,735	$4,802	$3,593

Change in plan assets
Fair value of plan assets at January 1	$7,210	$4,530	$4,717
Actual return on plan assets	(36)	444	(148)
Employer contribution	200	2,486	449
Benefit payments	(232)	(250)	(488)

Fair Value of plan assets at December 31	$7,142	$7,210	$4,530

Change in projected benefit obligation
Projected benefit obligation at January 1	$6,739	$4,902	$5,338
Service cost	786	636	673
Interest cost	540	449	374
Actuarial (gains) losses	960	852	(995)
Benefit payments	(232)	(249)	(488)
Plan amendment	—	149	—

Projected benefit obligation at December 31	$8,793	$6,739	$4,902

Funded status	$(1,651)	$471	$(372)
Unrecognized net loss	2,627	974	101
Unamortized prior service cost	114	131	—
Unrecognized transition (asset) obligation	(72)	(104)	(137)

(Accrued) prepaid at December 31	$1,018	$1,472	$(408)

Amounts recognized in the statement of financial position consist of:
(Accrued benefit liability) prepaid benefit cost	$1,018	$1,472	$(408)

Net amount recognized	$1,018	$1,472	$(408)

Rates
Discount rate	7.25%	7.75%	8.00%
Compensation increase	6.00%	6.00%	6.00%
Expected return on plan assets	10.00%	10.00%	10.00%

        At December 31, 2001, plan assets at fair value are comprised of approximately 94% equity securities and 6% invested cash.

  Employee Stock Ownership and Bonus and Incentive Plans

        The Company maintains an Employee Stock Ownership Plan (ESOP) and bonus and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating earnings and Market Value Potential (MVP). While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of the Company's executives, managers and associates correspond with those of our shareholders.

        A portion of both MVP and operating earnings is shared by executives, managers and associates provided certain thresholds are met. MVP, in particular, requires that the Company generate a return in excess of its cost of capital before the payment of such bonuses. All remaining funds are reinvested in the Company for the benefit of the shareholders. Annual expenses for these bonus plans totaled $542,000, $3.1 million and $255,000 for 2001, 2000 and 1999, respectively.

        The Company's ESOP covers substantially all employees meeting eligibility requirements. ESOP contributions are determined annually by the Company's board of directors and are expensed in the year earned. ESOP-related expenses were $4.2 million, $3.6 million and $2.9 million, respectively, for 2001, 2000 and 1999.

        During 2001, the ESOP purchased 155,752 shares of the Company's shares on the open market at an average price of $22.35 ($3.5 million) relating to 2000's contribution. In December 2001, the Company transferred 187,546 shares of treasury stock to the ESOP to satisfy the 2001 contribution that had been approved by the board of directors. These shares were transferred on December 28 at the closing market price of $22.36 ($4.2 million). During 2000, the ESOP purchased 196,750 shares of the Company's common stock on the open market at an average price of $15.35 ($3.0 million). During the third quarter of 1998, the Company leveraged the ESOP and purchased a total of 140,800 shares at an average price of $17.79 per share ($2.5 million) in advance of the actual contribution to the plan in January 1999. There were no additional shares purchased in 1999. Shares held by the ESOP are treated as outstanding in computing the Company's earnings per share.

  Deferred Compensation

        The Company maintains a Rabbi Trust for deferred compensation plans for directors, key employees and executive officers through which Company shares are purchased. During 1998, the Emerging Issues Task Force reached its consensus on Issue 97-14 relative to Rabbi Trusts. This prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

        The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers as disclosed in prior notes. The expense recognized from the directors' deferred plan was $219,663, $154,544 and $162,700 in 2001, 2000 and 1999, respectively. In 2001, the Rabbi Trusts purchased 27,612 shares of the Company's stock on the open market at an average price of $21.63 ($597,317) and 6,704 shares of the Company's treasury stock at an average price of $22.24 ($149,079). In 2000, the Rabbi Trusts purchased 46,632 shares of the Company's common stock on the open market at an average price of $17.26 ($804,657). In 1999, the Rabbi Trusts purchased 77,674 shares of the Company's common stock on the open market at an average price of $16.48 ($1,280,347). At December 31, 2001, the Trusts' assets were valued at $11.2 million.

  Stock Option Plans

        During 1995, the Company adopted and the shareholders approved a tax-favored incentive stock option plan (the Incentive Plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the Directors' Plan). The Company accounts for these plans in accordance with APB Opinion No. 25, under which no compensation cost is recognized.

        Had compensation cost for the plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2001	2000	1999
	(in thousands, except per share data)
Net income:
As reported	$31,047	$28,693	$31,451
Pro forma	30,051	27,781	30,608

Diluted EPS:
As reported	$1.55	$1.44	1.54
Pro forma	1.50	1.40	1.50

        These pro forma amounts may not be representative of the effects of SFAS 123 on pro forma net income for future years because options vest over several years and additional awards may be granted in the future.

        Under the Incentive Plan, an officer may be granted an option to purchase shares at 100% of the grant date fair market value (110% if the optionee and affiliates own 10% or more of the shares), payable as determined by the Company's board of directors. An option may be granted only during the 10-year period ending in May 2005. An optionee must exercise an option within 10 years (five years if the optionee and affiliates own 10% or more of the shares) from the grant date. With few exceptions, full vesting of options granted occurs at the end of five years.

        Under the Directors' Plan, shares granted do not qualify as tax-favored incentive stock options. Directors may be granted non-qualified options to purchase shares at 100% of the grant date fair market value. An optionee must exercise an option within 10 years from the grant date. With few exceptions, full vesting occurs at the end of three years.

        The Company may grant options for up to 3,125,000 shares under the Incentive Plan and 500,000 shares under the Directors' Plan. Through December 31, 2001, the Company had granted 1,733,548 options under these plans. Under both plans, the option exercise price equals the stock's fair market value on the date of grant.

        A summary of the status of the plans at December 31, 2001, 2000 and 1999, and changes during the years then ended are presented in the following table and narrative:

	2001		2000		1999
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	1,302,096	$14.89	1,053,462	$14.63	770,148	$13.89
Granted	261,846	20.34	296,600	15.95	324,400	16.01
Exercised	28,562	11.72	3,776	9.78	29,246	10.35
Forfeited	40,290	17.40	44,190	16.07	11,840	15.44

Outstanding at end of year	1,495,090	15.84	1,302,096	14.89	1,053,462	14.63

Exercisable at end of year	752,104	13.77	560,774	12.81	360,348	11.58
Weighted-avg. fair value of options granted during year		$6.11		$5.49		$4.94

        The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.2%, 6.4% and 5.5%; expected dividend yields of 2.0%, 2.2% and 2.6%; expected lives of 10 years; and expected volatility of 19.3%, 21.5% and 23.6%.

        Information on the range of exercise prices for options outstanding as of December 31, 2001, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Outstanding as of 12/31/01	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of 12/31/01	Weighted- Average Exercise Price
$ 0.00-$9.08	122,816	3.2	$8.24	122,816	$8.24
$ 9.09-$11.35	156,702	4.2	$9.18	156,702	$9.18
$11.36-$13.62	160,752	5.2	$13.00	130,452	$13.00
$13.63-$15.89	259,180	8.2	$15.72	59,420	$15.51
$15.90-$18.16	298,440	7.0	$16.06	132,550	$16.14
$18.17-$20.43	239,100	9.2	$20.01	12,500	$19.53
$20.44-$22.75	258,100	6.6	$21.26	137,664	$21.10

	1,495,090	6.7	$15.84	752,104	$13.77

  Post-Retirement Benefits Other Than Pension

        The Company does not provide post-retirement or post-employment benefits to employees and therefore does not have any liability under SFAS 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions" or SFAS 112, "Employers' Accounting for Post-employment Benefits."

9.    Statutory Information and Dividend Restrictions

        The Company's insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.

        The National Association of Insurance Commissioners (NAIC) recently developed a codified version of statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting. The industry adopted this codified standard beginning January 1, 2001. This adoption required the Company's insurance subsidiaries to recognize a cumulative effect adjustment to statutory surplus for the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new codified standard had been applied retroactively for all prior periods. This cumulative effect adjustment decreased consolidated statutory surplus by $23.9 million as of January 1, 2001, primarily due to the recognition of deferred tax liabilities.

        Year-end statutory surplus includes approximately $14 million of RLI Corp. stock held by an insurance subsidiary. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in the RLI Corp. consolidated financial statements.

        The following table includes selected information for the Company's insurance subsidiaries as filed with insurance regulatory authorities. For 1999, consolidated net income, statutory basis, includes the results of UIC and PIC only from the date of acquisition, January 29, 1999.

	Year ended December 31,
	2001	2000	1999
	(in thousands)
Consolidated net income, statutory basis	$19,923	$14,833	$22,147
Consolidated surplus, statutory basis	$289,997	$309,945	$286,247

        Dividend payments to the Company from its principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the regulatory authorities of Illinois and California. The maximum dividend distribution is limited by Illinois and California law to the greater of: 10% of RLI's policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI during 2002 without prior notice or approval is $29.0 million—10% of RLI's 2001 policyholder surplus. The actual amount paid to the Company during 2001 was $6.9 million.

        Consolidated net income and surplus, statutory basis, for the year ended December 31, 2001, as presented above, have been restated from previously issued financial statements to agree to amounts presented in the 2001 audited statutory financial statements.

10.    Commitments and Contingent Liabilities

        The Company is involved in certain legal proceedings and disputes considered by management to be ordinary and incidental to the business, or which have no foundation in fact. Management believes that valid defenses exist as to all such litigation and disputes and is of the opinion that these will not have a material effect on the Company's financial statements.

        The Company leases regional office facilities and computers. These expire in various years through 2006. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)
2002	$2,369
2003	1,912
2004	1,343
2005	825
2006	502

Total minimum future rental payments	$6,951

11.    Acquisition

        On January 29, 1999, RLI Insurance Company purchased Underwriters Indemnity Holdings (UIH) for $40.7 million. The purchase was financed entirely through short-term debt. UIH was the insurance holding company for Planet Indemnity Company and Underwriters Indemnity Company. As a property/casualty insurance group, these companies have combined to offer primarily surety and inland marine coverages on commercial risks relating to the exploration, drilling, producing and gathering activities of the oil and gas industry. Also provided to a lesser degree were control of well and general liability insurance. The genuine value of this operation was found almost exclusively in the surety operations. The casualty book was considered incidental to the overall business while the property business contained deficient premiums. All property coverages were nonrenewed in accordance with allowable policy provisions.

        The acquisition was accounted for under the purchase method of accounting for business combinations. The Company's 1999 financial statements include the results of UIH's operations from January 29, 1999, through December 31, 1999. Accounting guidance derived primarily from APB 16 regarding business combinations dictates that the purchase price be allocated to the assets acquired less liabilities assumed with any excess being recorded as goodwill. The allocation of the purchase price resulted in goodwill of $32.0 million.

        The table below summarizes, on a pro forma basis, the Company's consolidated results of operations for 1999 as if the purchase of UIH had taken place as of January 1, 1999.

Year ended December 31, 1999
(in thousands, except per share data)
Consolidated revenue	$224,560
Net earnings	25,489

Net earnings per share:
Basic	$1.26
Diluted	$1.25

        The dilutive effect on pro forma earnings was the result of recognizing pre-acquisition premium deficiency and reserve strengthening on the property business. As indicated above, the Company has not pursued this line of business and consequently, does not anticipate any future earnings impact.

12.    Industry Segment Information

        The following table summarizes the Company's segment data as specified by SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by company management.

        The segments of the property/casualty operations of the Company include property, casualty and surety. The property segment is comprised of insurance products providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires and hurricanes. Losses are developed in a relatively short period of time.

        The casualty segment includes liability products where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

        The surety segment offers a selection of small- and medium-sized commercial products related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are characterized by relatively low loss ratios. However, expense ratios tend to be higher due to the high volume of transactions at lower premium levels.

        The investment income segment is the by-product of the interest and dividend income streams from the Company's investments in fixed-income and equity securities as well as the appreciation of private equity warrants (per SFAS 133). Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of other segments. Investee earnings represent the Company's share in Maui Jim, Inc. earnings. The Company owns approximately 44% of the unconsolidated investee, which operates in sunglass and optical goods industries.

        The following table provides data on each of the Company's segments as used by company management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via the Company's expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule. Goodwill amortization resulting from the UIH acquisition was allocated entirely to the surety segment.

	Net Earnings			Revenues			Depreciation and Amortization
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	(in thousands)
Property	$7,525	$4,990	$17,064	$70,764	$60,063	$51,390	$1,408	$1,169	$1,047
Casualty	(2,187)	3,461	(2,328)	156,970	136,801	118,472	1,998	1,690	1,381
Surety	2,336	3,633	2,399	45,274	34,739	25,412	2,317	2,165	2,037
Net investment income	32,178	29,046	26,015	32,178	29,046	26,015	103	79	68
Realized gains	4,168	2,847	4,467	4,168	2,847	4,467
General corporate expense and interest on debt	(5,847)	(8,663)	(6,195)				89	76	112
Equity in earnings of unconsolidated investee	2,845	2,979	1,613

Total segment earnings before income taxes and cumulative effect	41,018	38,293	43,035

Income taxes	10,771	9,600	11,584

Earnings before cumulative effect	30,247	28,693	31,451
Cumulative effect of initial adoption of SFAS 133	800	—	—

Total	$31,047	$28,693	$31,451	$309,354	$263,496	$225,756	$5,915	$5,179	$4,645

        The following table further summarizes revenues by major product type within each segment.

	2001	2000	1999
	(in thousands)
Property
Commercial property	$62,904	$51,836	$43,918
Homeowners/residential property	7,856	8,712	6,850
Other	4	(485)	622

Total	$70,764	$60,063	$51,390
Surety	$45,274	$34,739	$25,412
Casualty
General liability	$47,742	$34,891	$31,149
Commercial and personal umbrella	56,273	62,878	58,956
Executive products	4,504	2,987	2,647
Specialty program business	8,483	4,580	—
Commercial transportation	23,481	14,168	9,647
Other	16,487	17,297	16,073

Total	$156,970	$136,801	$118,472

13.    Unaudited Interim Financial Information

        Selected quarterly information is as follows:

	First	Second	Third	Fourth	Year
	(in thousands, except per share data)
2001
Net premiums earned	$63,287	$66,639	$69,827	$73,255	$273,008
Net investment income	7,452	7,709	8,644	8,373	32,178
Net realized investment gains	1,432	517	1,529	690	4,168
Earnings before income taxes and cumulative effect	9,537	10,120	10,755	10,606	41,018
Cumulative effect of initial adoption of SFAS 133	—	800	—	—	800
Net earnings	7,133	8,205	7,899	7,810	31,047
Basic earnings per share(1)	$0.36	$0.42	$0.40	$0.40	$1.58
Diluted earnings per share(1)	$0.36	$0.41	$0.39	$0.39	$1.55
2000
Net premiums earned	$53,186	$57,644	$61,251	$59,522	$231,603
Net investment income	6,937	7,085	7,461	7,563	29,046
Net realized investment gains	(121)	34	604	2,330	2,847
Earnings before income taxes	8,996	9,282	9,840	10,175	38,293
Net earnings	6,540	6,962	7,380	7,811	28,693
Basic earnings per share(1)	$0.33	$0.36	$0.38	$0.40	$1.46
Diluted earnings per share(1)	$0.33	$0.35	$0.37	$0.39	$1.44

(1)
Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

14.    Subsequent Event

        On October 15, 2002, the Company effectuated a stock split, in the form of a stock dividend, on a 2-for-1 basis. Except as presented in the Consolidated Balance Sheet, all share and per share data has been restated to reflect this split.

REPORT OF INDEPENDENT AUDITORS

The board of directors and shareholders,
RLI Corp.

        We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 1 to the consolidated financial statements, in 2001 the Company adopted the provisions of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities."

/s/ KPMG LLP
Chicago, Illinois January 22, 2002, except for notes 9 and 14, as to which the date is November 4, 2002

RLI CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2002	December 31, 2001
	(Unaudited)
ASSETS
Investments
Fixed maturities
Held-to-maturity, at amortized cost	$240,131	$263,029
Trading, at fair value	8,468	7,568
Available-for-sale, at fair value	309,852	191,676
Equity securities, at fair value	213,408	277,621
Short-term investments, at cost	95,717	53,648

Total investments	867,576	793,542
Accrued investment income	7,939	7,870
Premiums and reinsurance balances receivable	125,699	105,168
Ceded unearned premium	103,779	66,626
Reinsurance balances recoverable on unpaid losses	332,678	277,255
Deferred policy acquisition costs	58,441	52,872
Property and equipment	18,176	18,438
Investment in unconsolidated investee	24,306	20,893
Goodwill	28,929	28,459
Other assets	17,463	19,847

TOTAL ASSETS	$1,584,986	$1,390,970

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Unpaid losses and settlement expenses	$704,334	$604,505
Unearned premiums	349,636	256,450
Reinsurance balances payable	80,169	58,438
Short-term debt, LOC and notes payable	87,416	77,239
Income Taxes-current	802	1,116
Income taxes-deferred	21,632	43,151
Other liabilities	17,778	14,639

TOTAL LIABILITIES	1,261,767	1,055,538

Shareholders' Equity:
Common stock ($1 par value)
(12,834,675 pre-split, 25,669,350 post-split shares issued at 9/30/02)
(12,820,727 shares issued at 12/31/01)	12,834	12,821
Paid-In Capital	73,307	73,181
Accumulated other comprehensive earnings	61,443	93,476
Retained Earnings	256,641	237,006
Deferred compensation	5,441	6,040
Less: Treasury shares at cost
(2,898,758 pre-split, 5,797,516 post-split shares at 9/30/02)
(2,908,131 shares at 12/31/01)	(86,447)	(87,092)

TOTAL SHAREHOLDERS' EQUITY	323,219	335,432

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,584,986	$1,390,970

The accompanying notes are an integral part of the financial statements.

RLI CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE EARNINGS

(in thousands, except per share data)

	For the Nine-Month Period Ended September 30,
	2002	2001
	(Unaudited)
Net premiums earned	$247,427	$199,753
Net investment income	28,058	23,805
Net realized investment gains(loss)	(3,773)	3,478

	271,712	227,036

Losses and settlement expenses	144,463	114,539
Policy acquisition costs	75,758	65,928
Insurance operating expenses	17,625	14,143
Interest expense on debt	1,361	2,690
General corporate expenses	2,613	2,069

	241,820	199,369

Equity in earnings of uncons. investee	3,567	2,745

Earnings before income taxes & cumulative effect	33,460	30,412
Income tax expense	8,761	7,975

Earnings before cumulative effect	24,699	22,437
Cumulative effect of initial adoption of SFAS 133	0	800

Net earnings	$24,699	$23,237

Other compre. earnings (loss), net of tax	(32,033)	(25,963)

Comprehensive earnings	$(7,334)	$(2,726)

Earnings per share:
Basic:
Basic earnings per share before cumulative effect	$1.24	$1.14
Cumulative effect of SFAS 133 adoption	$0.00	$0.04

Basic net earnings per share	$1.24	$1.18

Basic compre. earnings (loss) per share	$(0.37)	$(0.14)

Diluted:
Diluted earnings per share before cumulative effect	$1.21	$1.12
Cumulative effect of SFAS 133 adoption	$0.00	$0.04

Diluted net earnings per share	$1.21	$1.16

Diluted compre. earnings (loss) per share	*	$(0.14)

Weighted average number of common shares outstanding
Basic	19,852	19,628
Diluted	20,426	20,010
Cash dividends declared per common share	$0.26	$0.24

*
The impact of common stock equivalents was antidilutive.

The accompanying notes are an integral part of the financial statements.

RLI CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Nine-Month Period Ended September 30,
	2002	2001
	(Unaudited)
Net cash provided by operating activities	$120,843	$54,908

Cash Flows from Investing Activities
Investments purchased	(179,999)	(148,323)
Issuance of note receivable	500	0
Investments sold	57,642	57,113
Investments called or matured	39,589	55,351
Net increase in short-term investments	(42,354)	(826)
Net property and equipment purchased	(2,434)	(1,543)

Net cash used in investing activities	(127,056)	(38,228)

Cash Flows from Financing Activities
Cash dividends paid	(4,862)	(4,513)
Proceeds from issuance of notes payable	10,940	0
Payments on debt	(763)	(12,379)
Change in contributed capital	417	335
Treasury shares reissued	481	0
Treasury shares purchased	0	(123)

Net cash used in financing activities	6,213	(16,680)

Net increase in cash	0	0

Cash at the beginning of the year	0	0

Cash at September 30	$0	$0

The accompanying notes are an integral part of the financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial information is prepared in conformity with accounting principles generally accepted in the United States of America, and such principles are applied on a basis consistent with those reflected in the 2001 annual report filed with the Securities and Exchange Commission. Management has prepared the financial information included herein without audit by independent certified public accountants. The condensed consolidated balance sheet as of December 31, 2001 has been derived from, and does not include all the disclosures contained in, the audited consolidated financial statements for the year ended December 31, 2001.

        The information furnished includes all adjustments and normal recurring accrual adjustments, which are, in the opinion of management, necessary for a fair statement of results for the interim periods. Results of operations for the nine-month periods ended September 30, 2002 and 2001 are not necessarily indicative of the results of a full year.

        The accompanying financial data should be read in conjunction with the notes to the financial statements contained in the 2001 Annual Report on Form 10-K.

        Earnings Per Share:    Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock (common stock equivalents) were exercised or converted into common stock. When inclusion of common stock equivalents increases the earnings per share or reduces the loss per share, the effect on earnings is antidilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding the common stock equivalents.

        Additionally, on October 15, 2002, the Company's stock split on a 2-for-1 basis. All earnings per share data has been retroactively stated to reflect this split. Reference to common stock activity, before the distribution of the related stock split, has not been restated.

        Pursuant to disclosure requirements contained in Statement 128,"Earnings Per Share," the following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the financial statements.

	For the Nine-Month Period Ended September 30, 2002
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share data)
Basic EPS
Income available to common stockholders	$24,699	19,852	$1.24
Effect of Dilutive Securities
Incentive Stock Options	—	574

Diluted EPS
Income available to common stockholders	$24,699	20,426	$1.21

	For the Nine-Month Period Ended September 30, 2001
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share data)
Basic EPS
Income available to common stockholders	$23,237	19,628	$1.18
Effect of Dilutive Securities
Incentive Stock Options	—	382

Diluted EPS
Income available to common stockholders	$23,237	20,010	$1.16

        Other Accounting Standards:    In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133,"Accounting for Derivative Instruments and Hedging Activities"(SFAS 133). SFAS 133 addresses the accounting for and disclosure of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133, as amended by SFAS 137 and 138, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

        In March 2001, the FASB adopted the guidance set forth in Derivatives Implementation Group (DIG) Issue A17, "Contracts That Provide for Net Share Settlement." Based on this guidance, the Company determined that stock warrants received in conjunction with the purchase of a note receivable qualify as derivatives under SFAS 133. Therefore, in accordance with the transition provisions of SFAS 133, the Company accounted for these warrants as derivatives effective April 1, 2001. The warrants were marked to fair value, as of April 1, 2001, with a cumulative-effect adjustment of $800,415, net of tax. The change in fair value of this instrument from April 1 to September 30, 2001 totaled $1.0 million and was recorded through the statement of earnings as net investment income.

        During the first nine months of 2002, the Company recorded $1.6 million in net investment income to recognize the current period change in the fair value of these stock warrants.

        In July 2001, the FASB issued SFAS 141 "Business Combinations," effective for all business combinations initiated after June 30, 2001, and SFAS 142 "Accounting for Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of these Statements. SFAS 141 requires the purchase method of accounting be used for all business combinations. Goodwill and indefinite lived intangible assets will remain on the balance sheet and not be amortized. Intangible assets with a definite life will continue to be amortized over their estimated useful lives. SFAS 142 establishes a new method of testing goodwill for impairment. On an annual basis, and when there is reason to suspect that their values may have been diminished or impaired, these assets must be tested for impairment. The amount of goodwill determined to be impaired will be expensed to current operations.

        Amortization of intangible assets was $366,000 in the first nine months of 2002 compared to $1.6 million for the same period last year. This decrease is the result of no longer amortizing goodwill, subsequent to the adoption of SFAS 142. Intangible assets that continue to be amortized under SFAS 142 relate to the Company's purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from 5 to 10 years. Amortization expense on the intangible assets is estimated to be $500,000 for each of the next five years. At September 30, 2002, net intangible assets totaled $2.0 million, net of $2.3 million of accumulated amortization, and are included in other assets. At December 31, 2001 net intangible assets totaled $2.4 million, net of $1.9 million of accumulated amortization.

        Goodwill, which is no longer amortized, is broken out separately on the balance sheet and totals $28.9 million at September 30, 2002, compared to $28.5 million at December 31, 2001. During the first quarter of 2002, the Company paid $470,000 for increased ownership in an investment accounted for under the equity method. This payment was recorded as goodwill. Goodwill relates to the Company's surety segment. Impairment testing was performed during the second quarter of 2002, pursuant to the requirements of SFAS 142. Based upon this valuation analysis, goodwill does not appear to be impaired. Impairment testing will continue to be performed on an annual basis, or when there is reason to suspect the value of these assets has diminished or is impaired. Below is a calculation of the pro forma effects of eliminating the amortization of goodwill for the nine months and three months ended

September 30, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2001.

	For the Nine-Month Period Ended September 30,
	2002	2001
	(in thousands, except per share data)
Net income, as originally reported	$24,699	$23,237
Add back: goodwill amortization	—	1,267

Adjusted net income	24,699	24,504

Basic earnings per share:
As originally reported	$1.24	$1.18
Add back: goodwill amortization	—	0.06

As adjusted	1.24	1.24

Diluted earnings per share:
As originally reported	$1.21	$1.16
Add back: goodwill amortization	—	0.06

As adjusted	1.21	1.22

	For the Three-Month Period Ended September 30,
	2002	2001
	(in thousands, except per share data)
Net income, as originally reported	$5,640	$7,899
Add back: goodwill amortization	—	422

Adjusted net income	5,640	8,321

Basic earnings per share:
As originally reported	$0.28	$0.40
Add back: goodwill amortization	—	0.02

As adjusted	0.28	0.42

Diluted earnings per share:
As originally reported	$0.28	$0.39
Add back: goodwill amortization	—	0.02

As adjusted	0.28	0.41

	For the Twelve-Month Periods Ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Net income, as originally reported	$31,047	$28,693	$31,451
Add back: goodwill amortization	1,691	1,662	1,524

Adjusted net income	32,738	30,355	32,975

Basic earnings per share:
As originally reported	$1.58	$1.46	$1.55
Add back: goodwill amortization	0.09	0.08	0.08

As adjusted	1.67	1.54	1.63

Diluted earnings per share:
As originally reported	$1.55	$1.44	$1.54
Add back: goodwill amortization	0.08	0.08	0.07

As adjusted	1.63	1.52	1.61

        In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which becomes effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

        In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues associated with that Statement. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

        In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, 64, Amendment of FASB Statement 13, Technical Corrections." This Statement will rescind FASB Statements No. 4, 44, and 64, amend FASB Statement 13, and make certain technical corrections. The rescission of Statements 4 and 64 will affect income statement classification of gains and losses from extinguishment of debt. SFAS 145 is effective for financial statements issued on or after May 15, 2002.

        In April 2002, the FASB issued SFAS 146, "Accounting For Costs Associated With Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS 146, a commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 15, 2002.

        The provisions of SFAS 143, 144, 145, and 146 are not anticipated to have a material impact on the Company's consolidated financial statements.

2.    INDUSTRY SEGMENT INFORMATION

        Selected information by industry segment for the nine months ended September 30, 2002 and 2001 is presented below.

	EARNINGS		REVENUES
SEGMENT DATA
	2002	2001	2002	2001
	(in thousands)
Property	$13,986	$4,638	$64,555	$52,110
Casualty	(889)	(2,024)	145,418	115,111
Surety	(3,515)	2,529	37,454	32,532
Net investment income	28,058	23,805	28,058	23,805
Realized gains (loss)	(3,773)	3,478	(3,773)	3,478
General corporate expense and interest on debt	(3,974)	(4,759)
Equity in earnings of unconsolidated investee	3,567	2,745

Total segment earnings before income taxes and cumulative effect	$33,460	$30,412

Income taxes	8,761	7,975

Earnings before cumulative effect	24,699	22,437
Cumulative effect of initial adoption of SFAS 133	0	800

Total	$24,699	$23,237	$271,712	$227,036

4,800,000 Shares

Common Stock

Friedman Billings Ramsey	Credit Suisse First Boston
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Fox-Pitt, Kelton

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TABLE OF CONTENTS
NOTE ON FORWARD LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Offering
Summary Financial Information
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
COMMON SHARES PRICE RANGE AND DIVIDENDS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
VALIDITY OF THE COMMON SHARES
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
RLI CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
RLI CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS (in thousands, except per share data)
RLI CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands, except per share data)
RLI CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
RLI CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
RLI CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
RLI CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS (in thousands, except per share data)
RLI CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS